CONFORMED


07076134

UNITED STATES
SECURITIESAND EXCHANGE COMMISSION
WASHINGTON, DC 20549


SEC MAIL PROCESSING
RECEIVED
AUG 2 4 2007
WASH, D.C.
209
SECTION

FORM SE

FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS

United Mexican States
Exact name of registrant as specified in charter

0000101368
Registrant CIK number

Form 18-K (annual report for fiscal year ended December 31, 2006)
Electronic report, schedule or registration statement of which the documents are a part (give period of report)

SEC file number, if available

Name of Person Filing the Document
(If Other than the Registrant)

This Form SE amends an omitted date in the signature section of the Form SE filed by United Mexican States on August 16, 2007.

SIGNATURES

The Registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized, in Mexico City, Mexico, on August 24, 2007.

United Mexican States

By: /s/ Gerardo Rodríguez Regordosa
Gerardo Rodríguez Regordosa
Deputy Undersecretary for Public Credit of the Ministry of Finance and Public Credit

EXHIBIT C TO

FORM 18-K

For Foreign Governments and Political Subdivisions Thereof

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

ANNUAL REPORT

Of the

UNITED MEXICAN STATES

(Name of Registrant)

Date of end of last fiscal year: December 31, 2006

EXHIBIT INDEX

Item	Description	Page
Exhibit A:	None	
Exhibit B:	None	
Exhibit C:	Federal Expenditure Budget for 2007 and Federal Annual Revenue Law for 2007 of the Registrant	
Exhibit D:	Current United Mexican States Description*	
Exhibit E:	Debt Tables as of December 31, 2006*	

* Filed pursuant to electronic filing of Form 18-K



LEY DE INGRESOS DE LA FEDERACIÓN PARA EL EJERCICIO FISCAL DE 2007

TEXTO VIGENTE
Nueva Ley publicada en el Diario Oficial de la Federación el 27 de diciembre de 2006

Al margen un sello con el Escudo Nacional, que dice: Estados Unidos Mexicanos.- Presidencia de la República.

FELIPE DE JESÚS CALDERÓN HINOJOSA, Presidente de los Estados Unidos Mexicanos, a sus habitantes sabed:

Que el Honorable Congreso de la Unión, se ha servido dirigirme el siguiente

DECRETO

"EL CONGRESO GENERAL DE LOS ESTADOS UNIDOS MEXICANOS, D E C R E T A:

LEY DE INGRESOS DE LA FEDERACION PARA EL EJERCICIO FISCAL DE 2007

Capítulo I
De los Ingresos y el Endeudamiento Público

Artículo 1o. En el ejercicio fiscal de 2007, la Federación percibirá los ingresos provenientes de los conceptos y en las cantidades estimadas que a continuación se enumeran:

CONCEPTO	Millones de pesos
A. INGRESOS DEL GOBIERNO FEDERAL	***1,511,815.7***
I. Impuestos:	**1,003,841.0**
1. Impuesto sobre la renta.	440,405.6
2. Impuesto al activo.	11,734.8
3. Impuesto al valor agregado.	428,710.7
4. Impuesto especial sobre producción y servicios:	59,995.5
A. Gasolinas, diesel para combustión automotriz.	16,874.5
B. Bebidas con contenido alcohólico y cerveza:	20,564.2
a) Bebidas alcohólicas.	5,856.5
b) Cervezas y bebidas refrescantes.	14,707.7
C. Tabacos labrados.	22,556.8
5. Impuesto sobre tenencia o uso de vehiculos.	17,286.6
6. Impuesto sobre automóviles nuevos.	5,042.5
7. Impuesto sobre servicios expresamente declarados de interés público por ley, en los que intervengan empresas concesionarias de bienes del dominio directo de la Nación.	0.0
8. Impuesto a los rendimientos petroleros.	2,419.2
9. Impuestos al comercio exterior:	27,585.7
A. A la importación.	27,585.7
B. A la exportación.	0.0
10. Accesorios.	10,660.4
II. Contribuciones de mejoras:	**17.6**



	Contribución de mejoras por obras públicas de infraestructura hidráulica.			17.6
III.	**Derechos:**			**471,353.2**
	1.	Servicios que presta el Estado en funciones de derecho público:		4,256.4
		A.	Secretaría de Gobernación.	1,048.9
		B.	Secretaría de Relaciones Exteriores.	1,714.0
		C.	Secretaría de la Defensa Nacional.	0.0
		D.	Secretaría de Marina.	0.0
		E.	Secretaría de Hacienda y Crédito Público.	98.5
		F.	Secretaría de la Función Pública.	2.4
		G.	Secretaría de Energía.	13.3
		H.	Secretaría de Economía.	74.6
		I.	Secretaría de Agricultura, Ganadería, Desarrollo Rural, Pesca y Alimentación.	12.1
		J.	Secretaría de Comunicaciones y Transportes.	829.8
		K.	Secretaría de Medio Ambiente y Recursos Naturales.	39.5
		L.	Secretaría de Educación Pública.	330.5
		M.	Secretaría de Salud.	2.4
		N.	Secretaría del Trabajo y Previsión Social.	0.9
		Ñ.	Secretaría de la Reforma Agraria.	61.4
		O.	Secretaría de Turismo.	0.6
		P.	Secretaría de Seguridad Pública.	27.5
	2.	Por el uso o aprovechamiento de bienes del dominio público:		9,222.2
		A.	Secretaría de Hacienda y Crédito Público.	0.6
		B.	Secretaría de la Función Pública.	0.0
		C.	Secretaría de Economía.	173.2
		D.	Secretaría de Comunicaciones y Transportes.	2,789.3
		E.	Secretaría de Medio Ambiente y Recursos Naturales.	6,181.6
		F.	Secretaría de Agricultura, Ganadería, Desarrollo Rural, Pesca y Alimentación.	77.5
		G.	Secretaría del Trabajo y Previsión Social.	0.0
	3.	Derechos a los hidrocarburos.		457,874.6
		A.	Derecho ordinario sobre hidrocarburos.	398,539.0
		B.	Derecho sobre hidrocarburos para el fondo de estabilización.	55,491.6
		C.	Derecho extraordinario sobre exportación de petróleo crudo.	3,457.9
		D.	Derecho para el Fondo de investigación científica y tecnológica en materia de energía.	364.2
		E.	Derecho para la fiscalización petrolera.	21.9
		F.	Derecho adicional.	0.0
IV.	**Contribuciones no comprendidas en las fracciones precedentes causadas en ejercicios fiscales anteriores pendientes de liquidación o de pago.**			**1,473.3**
V.	**Productos:**			**7,721.8**
	1.	Por los servicios que no correspondan a funciones de derecho público.		29.7
	2.	Derivados del uso, aprovechamiento o enajenación de bienes no sujetos al régimen de dominio público:		7,692.1
		A.	Explotación de tierras y aguas.	0.0
		B.	Arrendamiento de tierras, locales y construcciones.	1.0
		C.	Enajenación de bienes:	986.0
			a) Muebles.	753.4
			b) Inmuebles.	232.6

	D.	Intereses de valores, créditos y bonos.		5,268.6
	E.	Utilidades:		1,436.5
		a)	De organismos descentralizados y empresas de participación estatal.	0.0
		b)	De la Lotería Nacional para la Asistencia Pública.	460.0
		c)	De Pronósticos para la Asistencia Pública.	975.4
		d)	Otras.	1.1
	F.	Otros.		0.0
VI.	**Aprovechamientos:**			**27,408.8**
1.	Multas.			892.3
2.	Indemnizaciones.			650.3
3.	Reintegros:			48.7
	A.	Sostenimiento de las Escuelas Artículo 123.		0.4
	B.	Servicio de Vigilancia Forestal.		0.0
	C.	Otros.		48.3
4.	Provenientes de obras públicas de infraestructura hidráulica.			165.3
5.	Participaciones en los ingresos derivados de la aplicación de leyes locales sobre herencias y legados expedidas de acuerdo con la Federación.			0.0
6.	Participaciones en los ingresos derivados de la aplicación de leyes locales sobre donaciones expedidas de acuerdo con la Federación.			0.0
7.	Aportaciones de los Estados, Municipios y particulares para el servicio del Sistema Escolar Federalizado.			0.0
8.	Cooperación del Distrito Federal por servicios públicos locales prestados por la Federación.			0.0
9.	Cooperación de los Gobiernos de Estados y Municipios y de particulares para alcantarillado, electrificación, caminos y líneas telegráficas, telefónicas y para otras obras públicas.			0.0
10.	5% de días de cama a cargo de establecimientos particulares para internamiento de enfermos y otros destinados a la Secretaría de Salud.			0.0
11.	Participaciones a cargo de los concesionarios de vías generales de comunicación y de empresas de abastecimiento de energía eléctrica.			3,472.7
12.	Participaciones señaladas por la Ley Federal de Juegos y Sorteos.			275.1
13.	Regalías provenientes de fondos y explotaciones mineras.			0.0
14.	Aportaciones de contratistas de obras públicas.			4.6
15.	Destinados al Fondo para el Desarrollo Forestal:			1.4
	A.	Aportaciones que efectúen los Gobiernos del Distrito Federal, Estatales y Municipales, los organismos y entidades públicas, sociales y los particulares.		0.0
	B.	De las reservas nacionales forestales.		0.0
	C.	Aportaciones al Instituto Nacional de Investigaciones Forestales y Agropecuarias.		0.0
	D.	Otros conceptos.		1.4
16.	Cuotas Compensatorias.			411.2
17.	Hospitales Militares.			0.0
18.	Participaciones por la explotación de obras del dominio público señaladas por la Ley Federal del Derecho de Autor.			0.0
19.	Recuperaciones de capital:			4,923.1
	A.	Fondos entregados en fideicomiso, a favor de Entidades		15.8





Concepto	Millones de pesos
Federativas y empresas públicas.	
B. Fondos entregados en fideicomiso, a favor de empresas privadas y a particulares.	1.3
C. Inversiones en obras de agua potable y alcantarillado.	0.0
D. Desincorporaciones.	4,906.0
E. Otros.	0.0
20. Provenientes de decomiso y de bienes que pasan a propiedad del Fisco Federal.	0.0
21. Provenientes del programa de mejoramiento de los medios de informática y de control de las autoridades aduaneras.	1,226.3
22. No comprendidos en los incisos anteriores provenientes del cumplimiento de convenios celebrados en otros ejercicios.	0.0
23. Otros:	15,337.8
A. Remanente de operación del Banco de México.	0.0
B. Utilidades por Recompra de Deuda.	0.0
C. Rendimiento mínimo garantizado.	4,345.0
D. Otros.	10,992.8
B. INGRESOS DE ORGANISMOS Y EMPRESAS	***726,596.8***
VII. Ingresos de organismos y empresas:	**589,663.8**
1. Ingresos propios de organismos y empresas:	589,663.8
A. Petróleos Mexicanos.	338,279.6
B. Comisión Federal de Electricidad.	216,261.2
C. Luz y Fuerza del Centro.	-3,195.2
D. Instituto Mexicano del Seguro Social.	13,039.2
E. Instituto de Seguridad y Servicios Sociales para los Trabajadores del Estado.	25,279.0
2. Otros ingresos de empresas de participación estatal.	0.0
VIII. Aportaciones de seguridad social:	**136,933.0**
1. Aportaciones y abonos retenidos a trabajadores por patrones para el Fondo Nacional de la Vivienda para los Trabajadores.	0.0
2. Cuotas para el Seguro Social a cargo de patrones y trabajadores.	136,933.0
3. Cuotas del Sistema de Ahorro para el Retiro a cargo de los patrones.	0.0
4. Cuotas para el Instituto de Seguridad y Servicios Sociales de los Trabajadores del Estado a cargo de los citados trabajadores.	0.0
5. Cuotas para el Instituto de Seguridad Social para las Fuerzas Armadas Mexicanas a cargo de los militares.	0.0
C. INGRESOS DERIVADOS DE FINANCIAMIENTOS	***22,000.0***
IX. Ingresos derivados de financiamientos:	**22,000.0**
1. Endeudamiento neto del Gobierno Federal:	209,228.0
A. Interno.	209,228.0
B. Externo.	0.0
2. Otros financiamientos:	22,000.0
A. Diferimiento de pagos.	22,000.0
B. Otros.	0.0
3. Superávit de organismos y empresas de control directo (se resta).	209,228.0
TOTAL	**2,260,412.5**



Cuando una ley que establezca alguno de los ingresos previstos en este artículo, contenga disposiciones que señalen otros ingresos, estos últimos se considerarán comprendidos en la fracción que corresponda a los ingresos a que se refiere este artículo.

Se faculta al Ejecutivo Federal para que durante el 2007, otorgue los beneficios fiscales que sean necesarios para dar debido cumplimiento a las resoluciones derivadas de la aplicación de mecanismos internacionales para la solución de controversias legales que determinen una violación a un tratado internacional.

El Ejecutivo Federal informará al Congreso de la Unión de los ingresos pagados en especie o en servicios, por contribuciones, así como, en su caso, el destino de los mismos.

Derivado del monto de ingresos fiscales a obtener durante el ejercicio de 2007, se estima una recaudación federal participable por 1 billón 275 mil 503.0 millones de pesos.

El Ejecutivo Federal, a través de la Secretaría de Hacienda y Crédito Público, informará al Congreso de la Unión, trimestralmente, dentro de los 30 días siguientes al trimestre vencido, sobre los ingresos percibidos por la Federación en el ejercicio fiscal de 2007, en relación con las estimaciones que se señalan en este artículo.

Se estima que el pago en especie, durante el ejercicio fiscal de 2007, en términos monetarios, del impuesto sobre servicios expresamente declarados de interés público por ley, en los que intervengan empresas concesionarias de bienes del dominio directo de la Nación, establecido en la Ley que Establece, Reforma y Adiciona las Disposiciones Relativas a Diversos Impuestos publicada en el Diario Oficial de la Federación el 31 de diciembre de 1968 ascenderá al equivalente de 2,740.5 millones de pesos.

La aplicación de los recursos a que se refiere el párrafo anterior, se hará de acuerdo a lo establecido en los artículos correspondientes del Decreto de Presupuesto de Egresos de la Federación para el Ejercicio Fiscal 2007.

Artículo 2o. Se autoriza al Ejecutivo Federal, por conducto de la Secretaría de Hacienda y Crédito Público, para contratar y ejercer créditos, empréstitos y otras formas del ejercicio del crédito público, incluso mediante la emisión de valores, en los términos de la Ley General de Deuda Pública y para el financiamiento del Presupuesto de Egresos de la Federación para el Ejercicio Fiscal 2007, por un monto de endeudamiento neto interno hasta por 240 mil millones de pesos. Asimismo, se podrá contratar endeudamiento interno adicional al autorizado, siempre que se obtenga una disminución de la deuda pública externa por un monto equivalente al del endeudamiento interno neto adicional asumido. El Ejecutivo Federal queda autorizado para contratar créditos o emitir valores en el exterior con el objeto de canjear o refinanciar obligaciones del Sector Público Federal a efecto de obtener un monto de desendeudamiento neto externo de al menos 500 millones de dólares de los Estados Unidos de América. El cómputo de lo anterior se realizará, en una sola ocasión, el último día hábil bancario del ejercicio fiscal de 2007 considerando el tipo de cambio para solventar obligaciones denominadas en moneda extranjera pagaderas en la República Mexicana que publique el Banco de México en el Diario Oficial de la Federación, así como la equivalencia del peso mexicano con otras monedas que dé a conocer el propio Banco de México, en todos los casos en la fecha en que se hubieren realizado las operaciones correspondientes.

También se autoriza al Ejecutivo Federal para que, a través de la propia Secretaría de Hacienda y Crédito Público, emita valores en moneda nacional y contrate empréstitos para canje o refinanciamiento de obligaciones del Erario Federal, en los términos de la Ley General de Deuda Pública. Asimismo, el Ejecutivo Federal queda autorizado para contratar créditos o emitir valores en el exterior con el objeto de canjear o refinanciar endeudamiento externo.

El Ejecutivo Federal queda autorizado, en caso de que así se requiera, para emitir en el mercado nacional, en el ejercicio fiscal de 2007, valores u otros instrumentos indizados al tipo de cambio del peso mexicano respecto de monedas del exterior, siempre que el saldo total de los mismos durante el citado ejercicio no exceda del 10 por ciento del saldo promedio de la deuda pública interna registrada en dicho ejercicio y que, adicionalmente, estos valores o instrumentos sean emitidos a un plazo de vencimiento no menor a 365 días.

Las operaciones a las que se refieren el segundo y tercer párrafos de este artículo no deberán implicar endeudamiento neto adicional al autorizado para 2007.

Del ejercicio de las facultades a que se refiere este artículo, el Ejecutivo Federal dará cuenta trimestralmente al Congreso de la Unión, por conducto de la Secretaría de Hacienda y Crédito Público, dentro de los 30 días siguientes al trimestre vencido, especificando las características de las operaciones realizadas. En caso de que la fecha límite para informar al Congreso de la Unión sea un día inhábil la misma se recorrerá hasta el siguiente día hábil.

El Ejecutivo Federal también informará trimestralmente al Congreso de la Unión en lo referente a aquellos pasivos contingentes que se hubieran asumido con la garantía del Gobierno Federal durante el ejercicio fiscal de 2007, incluyendo los avales distintos de los proyectos de inversión productiva de largo plazo otorgados.

Se autoriza al Instituto para la Protección al Ahorro Bancario a contratar créditos o emitir valores con el único objeto de canjear o refinanciar exclusivamente sus obligaciones financieras, a fin de hacer frente a sus obligaciones de pago, otorgar liquidez a sus títulos y, en general, mejorar los términos y condiciones de sus obligaciones financieras. Los recursos obtenidos con esta autorización únicamente se podrán aplicar en los términos establecidos en la Ley de Protección al Ahorro Bancario incluyendo sus artículos transitorios. Sobre estas operaciones de canje y refinanciamiento se deberá informar trimestralmente al Congreso de la Unión.

El Banco de México actuará como agente financiero del Instituto para la Protección al Ahorro Bancario, para la emisión, colocación, compra y venta, en el mercado nacional, de los valores representativos de la deuda del citado Instituto y, en general, para el servicio de dicha deuda. El Banco de México también podrá operar por cuenta propia con los valores referidos.

En el evento de que en las fechas en que corresponda efectuar pagos por principal o intereses de los valores que el Banco de México coloque por cuenta del Instituto para la Protección al Ahorro Bancario, éste no tenga recursos suficientes para cubrir dichos pagos, en la cuenta que para tal efecto le lleve el Banco de México, el propio Banco deberá proceder a emitir y colocar valores a cargo del Instituto para la Protección al Ahorro Bancario, por cuenta de éste y por el importe necesario para cubrir los pagos que correspondan. Al determinar las características de la emisión y de la colocación, el Banco procurará las mejores condiciones para el Instituto dentro de lo que el mercado permita.

El Banco de México deberá efectuar la colocación de los valores a que se refiere el párrafo anterior en un plazo no mayor de quince días hábiles contados a partir de la fecha en que se presente la insuficiencia de fondos en la cuenta del Instituto para la Protección al Ahorro Bancario. Excepcionalmente, la Junta de Gobierno del Banco de México podrá ampliar este plazo una o más veces por un plazo conjunto no mayor de tres meses, si ello resulta conveniente para evitar trastornos en el mercado financiero.

En cumplimiento de lo dispuesto por el artículo 45 de la Ley de Protección al Ahorro Bancario, se dispone que, en tanto se efectúe la colocación referida en el párrafo anterior, el Banco de México podrá cargar la cuenta corriente que le lleva a la Tesorería de la Federación, sin que se requiera la instrucción del Tesorero de la Federación, para atender el servicio de la deuda que emita el Instituto para la



Protección al Ahorro Bancario. El Banco de México deberá abonar a la cuenta corriente de la Tesorería de la Federación el importe de la colocación de valores que efectúe en términos de este artículo.

Se autoriza a las Sociedades Nacionales de Crédito que integran el Sistema Banrural contempladas en el Transitorio Tercero de la Ley Orgánica de la Financiera Rural, todas en liquidación, para que en el mercado interno y por conducto de su liquidador, contrate créditos o emita valores con el único objeto de canjear o refinanciar sus obligaciones financieras, a fin de hacer frente a sus obligaciones de pago y, en general, a mejorar los términos y condiciones de sus obligaciones financieras. Las obligaciones asumidas en los términos de esta autorización estarán respaldadas por el Gobierno Federal en los términos previstos para los pasivos a cargo de las Instituciones de Banca de Desarrollo conforme a sus respectivas Leyes Orgánicas.

Se autoriza a la banca de desarrollo y fondos de fomento un monto conjunto de déficit por intermediación financiera, definida como el crédito neto otorgado al sector privado y social más el déficit de operación de las instituciones de fomento, de 35,986.8 millones de pesos, de acuerdo a lo previsto en los Criterios Generales de Política Económica para 2007 y a los programas establecidos en el Tomo V del Presupuesto de Egresos de la Federación para el Ejercicio Fiscal 2007.

El monto autorizado a que hace referencia el párrafo anterior podrá ser adecuado previa autorización del Consejo de Administración del banco o fondo de que se trate y con la opinión favorable de la Secretaría de Hacienda y Crédito Público; debiendo informarse al Congreso de la Unión cada trimestre sobre las modificaciones que, en su caso, hayan sido realizadas.

Artículo 3o. Se autoriza para el Distrito Federal la contratación y ejercicio de créditos, empréstitos y otras formas de crédito público para un endeudamiento neto de 1 mil 400 millones de pesos para el financiamiento de obras contempladas en el Presupuesto de Egresos del Distrito Federal para el Ejercicio Fiscal del 2007.

Los financiamientos a que se refiere este artículo se ejercerán de acuerdo a lo siguiente:

I. Dichos financiamientos deberán contratarse con apego a lo establecido en la Ley General de Deuda Pública y en este artículo.

II. Las obras que se financien deberán:

a). Producir directamente un incremento en los ingresos públicos;

b). Contemplarse en el presupuesto de egresos del Distrito Federal para el Ejercicio Fiscal del 2007;

c). Apegarse a las disposiciones legales aplicables, y

d). Previamente a la contratación del financiamiento respectivo, contar con registro en la cartera que integra y administra la Secretaría de Hacienda y Crédito Público, de conformidad con los términos y condiciones que la misma determine para ese efecto.

III. Las operaciones de financiamiento deberán contratarse en las mejores condiciones que el mercado crediticio ofrezca, que redunden en un beneficio para las finanzas del Distrito Federal y en los instrumentos que, a consideración de la Secretaría de Hacienda y Crédito Público, no afecten las fuentes de financiamiento del Gobierno Federal.



IV. El monto de los desembolsos de los recursos derivados de financiamientos y el ritmo al que procedan deberá conllevar una correspondencia directa con las ministraciones de recursos que vayan presentando las obras respectivas, de manera que el ejercicio y aplicación de los mencionados recursos deberá darse a paso y medida en que proceda el pago de las citadas ministraciones. En todos los casos el desembolso de dichos recursos deberá destinarse directamente al pago de aquellas obras que ya hubieren sido adjudicadas bajo la normatividad correspondiente.

V. El Gobierno del Distrito Federal informará trimestralmente al Congreso de la Unión sobre el estado de la deuda pública de la entidad y el ejercicio del monto autorizado, desglosada por su origen, fuente de financiamiento y destino, especificando las características financieras de las operaciones realizadas.

VI. La Auditoría Superior de la Federación, en coordinación con la Contaduría Mayor de Hacienda de la Asamblea Legislativa del Distrito Federal, realizará auditorías a los contratos y operaciones de financiamiento, a los actos asociados a la aplicación de los recursos correspondientes y al cumplimiento de lo dispuesto en este artículo.

VII. El Jefe de Gobierno del Distrito Federal será responsable del estricto cumplimiento de las disposiciones de este artículo, así como de la Ley General de Deuda Pública y de las directrices de contratación señaladas por la Secretaría de Hacienda y Crédito Público. Las infracciones a los ordenamientos citados se sancionarán en los términos que legalmente correspondan y de conformidad al régimen de responsabilidades de los servidores públicos federales.

VIII. Los informes de avance trimestral que el Jefe de Gobierno rinda al Congreso de la Unión deberán contener un apartado específico de deuda pública, de acuerdo con lo siguiente:

a). Evolución de la deuda pública durante el periodo que se informe.

b). Perfil de vencimientos del principal para el ejercicio fiscal correspondiente y para al menos los 5 siguientes ejercicios fiscales.

c). Colocación de deuda autorizada, por entidad receptora, y aplicación a obras específicas.

d). Relación de obras a las que se hayan destinado los recursos de los desembolsos efectuados de cada financiamiento.

e). Composición del saldo de la deuda por usuario de los recursos y por acreedor.

f). Servicio de la deuda.

g). Costo financiero de la deuda.

h). Reestructuración o recompras.

i). Evolución por línea de crédito.

j). Programa de colocación para el resto del ejercicio fiscal.

IX. El Jefe de Gobierno del Distrito Federal, por conducto de la Secretaría de Finanzas, remitirá al Congreso de la Unión a más tardar el 31 de marzo del 2007, el programa de colocación de la deuda autorizada para el ejercicio fiscal de 2007.

Artículo 4o. En el ejercicio fiscal de 2007, la Federación percibirá los ingresos por proyectos de infraestructura productiva de largo plazo de inversión financiada directa y condicionada por 902,475.4 millones de pesos, de acuerdo con la siguiente distribución:

	Directa	Condicionada	Total
I. Comisión Federal de Electricidad	57,484.1	103,265.1	160,749.2
II. Petróleos Mexicanos	739,842.5	1,883.7	741,726.2
Total	**797,326.6**	**105,148.8**	**902,475.4**

Artículo 5o. Se autoriza al Ejecutivo Federal a contratar proyectos de inversión financiada en los términos de los artículos 18 de la Ley General de Deuda Pública; 32, párrafos segundo a sexto, de la Ley Federal de Presupuesto y Responsabilidad Hacendaria y Título Cuarto, Capítulo XIV de su Reglamento por 62,847.9 millones de pesos que corresponden a proyectos de inversión directa y condicionada, de acuerdo con la siguiente distribución:

	Inversión Financiada Directa	Inversión Financiada Condicionada	Total
I. Comisión Federal de Electricidad	26,607.6	1810.6	28,418.2
II. Petróleos Mexicanos	34,429.7	0	34,429.7
Total	**61,037.3**	**1,810.6**	**62,847.9**

Artículo 6o. El Ejecutivo Federal, por conducto de la Secretaría de Hacienda y Crédito Público, queda autorizado para fijar o modificar las compensaciones que deban cubrir los organismos descentralizados y las empresas de participación estatal, por los bienes federales aportados o asignados a los mismos para su explotación o en relación con el monto de los productos o ingresos brutos que perciban.

Capítulo II
De las Obligaciones de Petróleos Mexicanos

Artículo 7o. Petróleos Mexicanos y sus organismos subsidiarios estarán obligados al pago de contribuciones y sus accesorios, de productos y de aprovechamientos, excepto el impuesto sobre la renta, de acuerdo con las disposiciones que los establecen y con las reglas que al efecto expida la Secretaría de Hacienda y Crédito Público, además, estarán a lo siguiente:

I. Hidrocarburos

De acuerdo con lo establecido en el artículo 260 de la Ley Federal de Derechos, Pemex-Exploración y Producción deberá realizar los anticipos que a continuación se señalan:

A cuenta del derecho ordinario sobre hidrocarburos a que se refiere el artículo 254 de la Ley Federal de Derechos, Pemex-Exploración y Producción deberá realizar pagos diarios, incluyendo los días inhábiles, por 533 millones 260 mil pesos durante el año. Además, el primer día hábil de cada semana del



ejercicio fiscal deberá efectuar un pago de 3 mil 743 millones 75 mil pesos. Estos anticipos se acreditarán contra el derecho que resulte en la declaración anual.

Durante el ejercicio fiscal de 2007 Pemex-Exploración y Producción no efectuará los pagos provisionales mensuales del derecho ordinario sobre hidrocarburos, en los términos previstos en el Capítulo XII del Título Segundo de la Ley Federal de Derechos y sus disposiciones transitorias.

II. Enajenación de gasolinas y diesel

Petróleos Mexicanos y sus organismos subsidiarios, por la enajenación de gasolinas y diesel, enterarán por conducto de Pemex-Refinación, diariamente, incluyendo los días inhábiles, anticipos por un monto de 42 millones 144 mil pesos, como mínimo, a cuenta del impuesto especial sobre producción y servicios, mismos que se acreditarán contra el pago mensual que establece la Ley del Impuesto Especial sobre Producción y Servicios, correspondiente al mes por el que se efectuaron los anticipos.

El pago mensual del impuesto especial sobre producción y servicios deberá presentarse a más tardar el último día hábil del mes posterior a aquél al que corresponda el pago. Estas declaraciones se presentarán en la Tesorería de la Federación.

Los pagos mínimos diarios por concepto del impuesto especial sobre producción y servicios por la enajenación de gasolinas y diesel, se podrán modificar cuando los precios de dichos productos varíen, para lo cual se aplicará sobre los pagos mínimos diarios un factor que será equivalente al aumento o disminución porcentual que registren los productos antes señalados, el cual será determinado por la Secretaría de Hacienda y Crédito Público a más tardar el tercer día posterior a su modificación.

Cuando las gasolinas y el diesel registren diferentes por cientos de incremento, la Secretaría de Hacienda y Crédito Público determinará el factor a que se refiere el párrafo anterior, tomando en consideración el aumento o la disminución promedio ponderado de dichos productos, de acuerdo con el consumo que de los mismos se haya presentado durante el trimestre inmediato anterior a la fecha de incremento de los precios.

Cuando en un lugar o región del país se establezcan sobreprecios a los precios de la gasolina o del diesel, no se estará obligado al pago del impuesto especial sobre producción y servicios por dichos sobreprecios en la enajenación de estos combustibles. Los recursos obtenidos por dichos sobreprecios no se considerarán para el cálculo del impuesto a los rendimientos petroleros.

Cuando la determinación de la tasa aplicable, de acuerdo con el procedimiento que establece el artículo 2-A de la Ley del Impuesto Especial sobre Producción y Servicios, resulte negativa, Petróleos Mexicanos y sus organismos subsidiarios, podrán disminuir el monto que resulte de dicha tasa negativa, del impuesto especial sobre producción y servicios a su cargo o del impuesto al valor agregado, si el primero no fuera suficiente. En caso de que el primero y el segundo no fueran suficientes, se podrá acreditar contra el derecho ordinario sobre hidrocarburos, que establece el artículo 254 de la Ley Federal de Derechos.

III. Pagos del impuesto al valor agregado

Petróleos Mexicanos y sus organismos subsidiarios efectuarán individualmente los pagos del impuesto al valor agregado en la Tesorería de la Federación, mediante declaraciones que presentarán a más tardar el último día hábil del mes siguiente a aquel al que corresponda el pago.

IV. Determinación y pago de los impuestos a la exportación de petróleo crudo, gas natural y sus derivados

Cuando el Ejecutivo Federal, en ejercicio de las facultades a que se refiere el artículo 131 de la Constitución Política de los Estados Unidos Mexicanos, establezca impuestos a la exportación de petróleo crudo, gas natural y sus derivados, Petróleos Mexicanos y sus organismos subsidiarios deberán determinarlos y pagarlos a más tardar el último día hábil del mes siguiente a aquél en que se efectúe la exportación.

V. Impuesto a los rendimientos petroleros

Petróleos Mexicanos y sus organismos subsidiarios, a excepción de Pemex-Exploración y Producción, estarán a lo siguiente:

a) Cada organismo deberá calcular el impuesto a que se refiere esta fracción aplicando al rendimiento neto del ejercicio la tasa del 30 por ciento. El rendimiento neto a que se refiere este párrafo, se determinará restando de la totalidad de los ingresos del ejercicio, el total de las deducciones autorizadas que se efectúen en el mismo. En ningún caso la pérdida neta de ejercicios anteriores se podrá disminuir del rendimiento neto del ejercicio.

En el caso de que los contribuyentes a que se refiere el párrafo anterior, que hayan sido objeto de revisión por parte de las autoridades fiscales durante los ejercicios fiscales de 2004, 2005 y 2006, y se hubiera determinado que cumplieron correctamente con sus obligaciones fiscales, o bien, hayan pagado las omisiones determinadas y se encuentren al corriente en el cumplimiento de sus obligaciones fiscales, la condonación será del 100% de los créditos a que se refiere este inciso.

b) A cuenta del impuesto sobre rendimientos petroleros a que se refiere esta fracción, Petróleos Mexicanos y sus organismos subsidiarios, a excepción de Pemex-Exploración y Producción, deberán realizar pagos diarios, incluyendo los días inhábiles, por un total de 3 millones 314 mil pesos durante el año. Además, el primer día hábil de cada semana del ejercicio fiscal deberán efectuar un pago por un total de 23 millones 262 mil pesos.

El impuesto se pagará mediante declaración que se presentará ante la Tesorería de la Federación, a más tardar el último día hábil del mes de marzo de 2008 y contra el impuesto que resulte, se acreditarán los anticipos diarios y semanales a que se refiere el párrafo anterior.

Para el cumplimiento de lo dispuesto en esta fracción se aplicarán, en lo conducente, las disposiciones fiscales y las reglas de carácter general expedidas por la Secretaría de Hacienda y Crédito Público en materia de ingresos, deducciones, cumplimiento de obligaciones y facultades de las autoridades fiscales.

VI. Importación de mercancías

Petróleos Mexicanos y sus organismos subsidiarios determinarán individualmente los impuestos a la importación y las demás contribuciones que se causen con motivo de las importaciones que realicen, debiendo pagarlas ante la Tesorería de la Federación a más tardar el último día hábil del mes posterior a aquél en que se efectúe la importación.

VII. Otras obligaciones

Petróleos Mexicanos será quien cumpla por sí y por cuenta de sus subsidiarias las obligaciones señaladas en esta Ley y en las demás leyes fiscales, excepto la de efectuar pagos diarios y semanales cuando así se prevea expresamente. Para tal efecto, Petróleos Mexicanos será solidariamente responsable del pago de contribuciones y aprovechamientos que correspondan a sus organismos subsidiarios.

Petróleos Mexicanos y sus organismos subsidiarios presentarán las declaraciones, harán los pagos y cumplirán con las obligaciones de retener y enterar las contribuciones a cargo de terceros, ante la Tesorería de la Federación.

La Secretaría de Hacienda y Crédito Público queda facultada para variar el monto de los pagos diarios y semanales, establecidos en este artículo, cuando existan modificaciones en los ingresos de Petróleos Mexicanos o de sus organismos subsidiarios que así lo ameriten; así como para expedir las reglas específicas para la aplicación y cumplimiento de lo dispuesto en este artículo.

Petróleos Mexicanos presentará una declaración a la Secretaría de Hacienda y Crédito Público, en los meses de abril, julio y octubre de 2007 y enero de 2008 en la que informará sobre los pagos por contribuciones y los accesorios a su cargo o a cargo de sus organismos subsidiarios, efectuados en el trimestre anterior.

Petróleos Mexicanos presentará conjuntamente con su declaración anual del impuesto a los rendimientos petroleros, declaración informativa sobre la totalidad de las contribuciones causadas o enteradas durante el ejercicio anterior, por sí y por sus organismos subsidiarios.

Petróleos Mexicanos descontará de su facturación a las estaciones de servicio, por concepto de mermas, el 0.74 por ciento del valor total de las enajenaciones de gasolina que realice a dichas estaciones de servicio. El monto de ingresos que deje de percibir Petróleos Mexicanos por este concepto, podrá ser disminuido de los pagos mensuales que del impuesto especial sobre producción y servicios debe efectuar dicho organismo en los términos del artículo 2o.-A de la Ley del Impuesto Especial sobre Producción y Servicios.

El Banco de México deducirá los pagos diarios y semanales que se establecen en el presente artículo de los depósitos que Petróleos Mexicanos o sus organismos subsidiarios deben hacer en dicha institución, conforme a la Ley del propio Banco de México y los concentrará en la Tesorería de la Federación.

Para dar cumplimiento a lo establecido en el artículo 257, último párrafo, de la Ley Federal de Derechos se establece que la plataforma de extracción y de exportación de petróleo crudo durante 2007, será por una estimación máxima de 3,350.0 y 1,850.0 miles de barriles diarios en promedio, respectivamente.

Capítulo III
De las Facilidades Administrativas y Estímulos Fiscales

Artículo 8o. En los casos de prórroga para el pago de créditos fiscales se causarán recargos:

I. Al 0.75 por ciento mensual sobre los saldos insolutos.

II. Cuando de conformidad con el Código Fiscal de la Federación, se autorice el pago a plazos, se aplicará la tasa de recargos que a continuación se establece, sobre los saldos y durante el periodo de que se trate:

a) Tratándose de pagos a plazos en parcialidades hasta 12 meses, la tasa de recargos será del 1 por ciento mensual.

b) Tratándose de pagos a plazos en parcialidades de más de 12 meses y hasta de 24 meses, la tasa de recargos será de 1.25 por ciento mensual.

c) Tratándose de pagos a plazos en parcialidades superiores a 24 meses, así como tratándose de pagos a plazo diferido, la tasa de recargos será de 1.50 por ciento mensual.

Las tasas de recargos establecidas en la fracción II de este artículo, incluyen la actualización.

Artículo 9o. Se ratifican los acuerdos expedidos en el Ramo de Hacienda, por los que se haya dejado en suspenso total o parcialmente el cobro de gravámenes y las resoluciones dictadas por la Secretaría de Hacienda y Crédito Público sobre la causación de tales gravámenes.

Asimismo, se ratifican los convenios que se hayan celebrado entre la Federación por una parte y las Entidades Federativas, organismos autónomos por disposición Constitucional de éstas, organismos públicos descentralizados de las mismas y los Municipios, por la otra, en los cuales se finiquiten adeudos entre ellos. También se ratifican los convenios que se hayan celebrado o se celebren entre la Federación por una parte y las Entidades Federativas, por la otra, en los cuales se señalen los incentivos que perciben las propias Entidades Federativas y, en su caso, los Municipios, por las mercancías o vehículos de procedencia extranjera, embargados precautoriamente por las mismas, que pasen a propiedad del Fisco Federal.

En virtud de lo señalado en el párrafo anterior, no se aplicará lo dispuesto en el artículo 6-bis de la Ley Federal para la Administración y Enajenación de Bienes del Sector Público.

Artículo 10. El Ejecutivo Federal, por conducto de la Secretaría de Hacienda y Crédito Público, queda autorizado para fijar o modificar los aprovechamientos que se cobrarán en el ejercicio fiscal de 2007, por el uso o aprovechamiento de bienes del dominio público o por la prestación de servicios en el ejercicio de las funciones de derecho público por los que no se establecen derechos.

Para establecer el monto de los aprovechamientos a que hace referencia este artículo, por la prestación de servicios y por el uso o aprovechamiento de bienes, se tomarán en consideración criterios de eficiencia económica y de saneamiento financiero, de los organismos públicos que realicen dichos actos, conforme a lo siguiente:

I. La cantidad que deba cubrirse por concepto de uso o aprovechamiento de bienes o por la prestación de servicios, que tienen referencia internacional, se fijará considerando el cobro que se efectúe por el uso o aprovechamiento o por la prestación de servicios, de similares características, en países con los que México mantiene vínculos comerciales.

II. Los aprovechamientos que se cobren por el uso o aprovechamiento de bienes o por la prestación de servicios, que no tengan referencia internacional, se fijarán considerando el costo de los mismos, siempre que se derive de una valuación de dichos costos en los términos de eficiencia económica y de saneamiento financiero.

III. Se podrán establecer aprovechamientos diferenciales por el uso o aprovechamiento de bienes o por la prestación de servicios, cuando éstos respondan a estrategias de comercialización o racionalización y se otorguen de manera general.

Durante el ejercicio fiscal de 2007, la Secretaría de Hacienda y Crédito Público, mediante resoluciones de carácter particular, aprobará los montos de los aprovechamientos que cobren las dependencias de la Administración Pública Federal, salvo cuando su determinación y cobro se encuentre previsto en otras leyes. Para tal efecto, las dependencias interesadas estarán obligadas a someter para su aprobación, durante los meses de enero y febrero de 2007, los montos de los aprovechamientos que se cobren de manera regular. Los aprovechamientos que no sean sometidos a la aprobación de la Secretaría de Hacienda y Crédito Público, no podrán ser cobrados por la dependencia de que se trate a partir del 1o. de marzo de dicho año. Asimismo, los aprovechamientos cuya autorización haya sido negada por la Secretaría de Hacienda y Crédito Público, no podrán ser cobrados por la dependencia de que se trate, a partir de la fecha en que surta efectos la notificación de la resolución respectiva.

Las autorizaciones para fijar o modificar las cuotas de los aprovechamientos que otorgue la Secretaría de Hacienda y Crédito Público durante el ejercicio fiscal de 2007, sólo surtirán sus efectos para dicho año y, en su caso, dicha Secretaría autorizará el destino específico para los aprovechamientos que perciba la dependencia correspondiente.

Cuando la Secretaría de Hacienda y Crédito Público establezca un aprovechamiento con motivo de la garantía soberana del Gobierno Federal, el mismo se podrá destinar a la capitalización de los Bancos de Desarrollo.

Los ingresos excedentes provenientes de los aprovechamientos a que se refiere el Apartado A, fracción VI, numerales 11, 19, inciso D y 23, inciso D, del artículo 1o. de esta Ley, por concepto de participaciones a cargo de los concesionarios de vías generales de comunicación y de empresas de abastecimiento de energía, de desincorporaciones y de otros aprovechamientos, respectivamente, se podrán destinar, en los términos de la Ley Federal de Presupuesto y Responsabilidad Hacendaria, a gasto de inversión en infraestructura.

En tanto no sean autorizados los aprovechamientos a que se refiere este artículo para el ejercicio fiscal de 2007, se aplicarán los vigentes al 31 de diciembre de 2006, multiplicados por el factor que corresponda según el mes en el que fueron autorizados o, en el caso de haberse realizado una modificación posterior, a partir de la última vez en la que fueron modificados en dicho ejercicio fiscal, conforme a la siguiente tabla:

MES	FACTOR
Enero	1.0388
Febrero	1.0327
Marzo	1.0312
Abril	1.0299
Mayo	1.0284
Junio	1.0330
Julio	1.0321
Agosto	1.0292
Septiembre	1.0240
Octubre	1.0138
Noviembre	1.0094
Diciembre	1.0033

En el caso de aprovechamientos que en el ejercicio inmediato anterior se hayan fijado en por cientos, se continuarán aplicando durante 2007 los por cientos autorizados por la Secretaría de Hacienda y Crédito Público que se encuentren vigentes al 31 de diciembre de 2006, hasta en tanto dicha Secretaría no emita respuesta respecto de la solicitud de autorización para 2007.

Los aprovechamientos por concepto de multas, sanciones, penas convencionales, cuotas compensatorias, recuperaciones de capital, así como aquellos a que se refiere la Ley Federal para la Administración y Enajenación de Bienes del Sector Público, y los accesorios de los aprovechamientos, no requieren de autorización por parte de la Secretaría de Hacienda y Crédito Público para su cobro.



Tratándose de aprovechamientos que no hayan sido cobrados en el ejercicio inmediato anterior o que no se cobren de manera regular, las dependencias interesadas deberán someter para su aprobación a la Secretaría de Hacienda y Crédito Público el monto de los aprovechamientos que pretendan cobrar, en un plazo no menor a diez días anteriores a la fecha de su entrada en vigor.

Las dependencias de la Administración Pública Federal, deberán informar a la Secretaría de Hacienda y Crédito Público, a más tardar en el mes de marzo de 2007, los conceptos y montos de los ingresos que por aprovechamientos hayan percibido, así como de los enteros efectuados a la Tesorería de la Federación por dichos conceptos, durante el ejercicio fiscal inmediato anterior.

Asimismo, las dependencias a que se refiere el párrafo anterior, deberán presentar a la Secretaría de Hacienda y Crédito Público, un informe durante los primeros quince días de julio de 2007, respecto de los ingresos y su concepto que hayan percibido por aprovechamientos durante el primer semestre del ejercicio fiscal en curso, así como de los que tengan programado percibir durante el segundo semestre del mismo.

Artículo 11. El Ejecutivo Federal, por conducto de la Secretaría de Hacienda y Crédito Público, queda autorizado para fijar o modificar, mediante resoluciones de carácter particular, las cuotas de los productos que pretendan cobrar las dependencias durante el Ejercicio Fiscal de 2007, aun cuando su cobro se encuentre previsto en otras leyes.

Las autorizaciones para fijar o modificar las cuotas de los productos, que otorgue la Secretaría de Hacienda y Crédito Público durante el Ejercicio Fiscal de 2007, sólo surtirán sus efectos para dicho año y, en su caso, dicha Secretaría autorizará el destino específico para los productos que perciba la dependencia correspondiente.

Para los efectos del párrafo anterior, las dependencias interesadas estarán obligadas a someter para su aprobación, durante los meses de enero y febrero de 2007, los montos de los productos que se cobren de manera regular. Los productos que no sean sometidos a la aprobación de la Secretaría de Hacienda y Crédito Público, no podrán ser cobrados por la dependencia de que se trate a partir del 1o. de marzo de dicho año. Asimismo, los productos cuya autorización haya sido negada por la Secretaría de Hacienda y Crédito Público, no podrán ser cobrados por la dependencia de que se trate, a partir de la fecha en que surta efectos la notificación de la resolución respectiva.

En tanto no sean autorizados los productos a que se refiere este artículo para el Ejercicio Fiscal de 2007, se aplicarán los vigentes al 31 de diciembre de 2006, multiplicados por el factor que corresponda según el mes en que fueron autorizados o, en el caso de haberse realizado una modificación posterior, a partir de la última vez en la que fueron modificados en dicho ejercicio fiscal, conforme a la siguiente tabla:

MES	FACTOR
Enero	1.0388
Febrero	1.0327
Marzo	1.0312
Abril	1.0299
Mayo	1.0284
Junio	1.0330
Julio	1.0321
Agosto	1.0292
Septiembre	1.0240
Octubre	1.0138
Noviembre	1.0094



Diciembre	1.0033

En el caso de productos que en el ejercicio inmediato anterior se hayan fijado en por cientos, se continuarán aplicando durante 2007 los por cientos autorizados por la Secretaría de Hacienda y Crédito Público que se encuentren vigentes al 31 de diciembre de 2006, hasta en tanto dicha Secretaría no emita respuesta respecto de la solicitud de autorización para 2007.

Los productos por concepto de penas convencionales, los que se establezcan como contraprestación derivada de una licitación, subasta o remate, los intereses, así como aquellos productos que provengan de arrendamientos o enajenaciones efectuadas tanto por el Instituto de Administración y Avalúos de Bienes Nacionales como por el Servicio de Administración y Enajenación de Bienes y los accesorios de los productos, no requieren de autorización por parte de la Secretaría de Hacienda y Crédito Público para su cobro.

Los ingresos provenientes de las enajenaciones realizadas por el Servicio de Administración y Enajenación de Bienes, respecto de los bienes propiedad del Gobierno Federal que hayan sido transferidos por la Tesorería de la Federación, serán depositados, hasta por la cantidad que determine la Junta de Gobierno de dicho organismo, en un fondo que se destinará a financiar, junto con los recursos fiscales y patrimoniales del organismo, las operaciones de éste, y el remanente será enterado a la Tesorería de la Federación en los términos de las disposiciones aplicables.

Tratándose de productos que no se hayan cobrado en el ejercicio inmediato anterior o que no se cobren de manera regular, las dependencias interesadas deberán someter para su aprobación a la Secretaría de Hacienda y Crédito Público el monto de los productos que pretendan cobrar, en un plazo no menor a diez días anteriores a la fecha de su entrada en vigor.

Las dependencias de la Administración Pública Federal deberán informar a la Secretaría de Hacienda y Crédito Público, a más tardar en el mes de marzo de 2007, los conceptos y montos de los ingresos que por productos hayan percibido, así como de los enteros efectuados a la Tesorería de la Federación por dichos conceptos durante el ejercicio fiscal inmediato anterior.

Asimismo, las dependencias a que se refiere el párrafo anterior, deberán presentar a la Secretaría de Hacienda y Crédito Público, un informe durante los primeros quince días del mes de julio de 2007 respecto de los ingresos y su concepto que hayan percibido por productos durante el primer semestre del ejercicio fiscal citado, así como de los que tengan programado percibir durante el segundo semestre del mismo.

Artículo 12. Los ingresos que se recauden por parte de las dependencias o sus órganos administrativos desconcentrados por los diversos conceptos que establece esta Ley deberán concentrarse en la Tesorería de la Federación el día hábil siguiente al de su recepción y deberán reflejarse, cualquiera que sea su naturaleza, tanto en los registros de la propia Tesorería como en la Cuenta de la Hacienda Pública Federal. Los ingresos que se enterarán a la Tesorería de la Federación en los términos de este párrafo, serán los netos de gasto de recaudación que autorice el Código Fiscal de la Federación.

El incumplimiento en la concentración oportuna a que se refiere el párrafo anterior, generará a las dependencias o a sus órganos administrativos desconcentrados, sin exceder sus presupuestos autorizados, la obligación de pagar cargas financieras por concepto de indemnización al Fisco Federal. La tasa anual aplicable a dichas cargas financieras será 1.5 veces la que resulte del promedio aritmético de las tasas de rendimiento equivalentes a las de descuento de los Certificados de la Tesorería de la Federación a 28 días, en colocación primaria, que dé a conocer Banco de México dentro del periodo que dure la falta de concentración. En el caso de que por cualquier motivo se dejen de colocar los mencionados Certificados de la Tesorería de la Federación, se utilizará la tasa de interés que el Banco de México dé a conocer en sustitución de la tasa de rendimiento de los mismos.

El monto de las cargas financieras se determinará dividiendo la tasa anual aplicable antes descrita entre 360 y multiplicando por el número de días transcurridos desde la fecha en que debió realizarse la concentración y hasta el día en que la misma se efectúe. El resultado obtenido se multiplicará por el importe no concentrado oportunamente.

No será aplicable la carga financiera a que se refiere este artículo cuando las dependencias acrediten ante la Tesorería de la Federación la imposibilidad práctica del cumplimiento oportuno de la concentración, debiendo contar siempre con la validación respectiva del órgano interno de control de la dependencia de que se trate.

Las entidades sujetas a control directo, los Poderes Legislativo y Judicial, el Instituto Federal Electoral y la Comisión Nacional de los Derechos Humanos, sólo registrarán los ingresos que obtengan por cualquier concepto en el rubro correspondiente de esta Ley y deberán conservar a disposición de los órganos revisores de la Cuenta de la Hacienda Pública Federal, la documentación comprobatoria de dichos ingresos.

Para los efectos del registro de los ingresos a que se refiere el párrafo anterior, se deberá presentar a la Secretaría de Hacienda y Crédito Público la documentación comprobatoria de la obtención de dichos ingresos, o bien, de los informes avalados por el órgano interno de control o de la Comisión respectiva del Órgano de Gobierno, según sea el caso, especificando los importes del impuesto al valor agregado que hayan trasladado por los actos o las actividades que dieron lugar a la obtención de los ingresos.

Las entidades sujetas a control indirecto, deberán informar a la Secretaría de Hacienda y Crédito Público sobre sus ingresos, a efecto de que se esté en posibilidad de elaborar los informes trimestrales que establece esta Ley y se reflejen dentro de la Cuenta de la Hacienda Pública Federal.

No se concentrarán en la Tesorería de la Federación los ingresos provenientes de las aportaciones de seguridad social destinadas al Instituto Mexicano del Seguro Social, al Instituto de Seguridad y Servicios Sociales de los Trabajadores del Estado y al Instituto de Seguridad Social de las Fuerzas Armadas Mexicanas, los que podrán ser recaudados por las oficinas de los propios Institutos y por las instituciones de crédito que autorice la Secretaría de Hacienda y Crédito Público, debiendo cumplirse con los requisitos contables establecidos y reflejarse en la Cuenta de la Hacienda Pública Federal.

Igualmente, no se concentrarán en la Tesorería de la Federación los ingresos provenientes de las aportaciones y de los abonos retenidos a trabajadores por patrones para el Instituto del Fondo Nacional de la Vivienda para los Trabajadores.

Los ingresos que obtengan las instituciones educativas, planteles y centros de investigación de las dependencias que prestan servicios de educación media superior, superior, de postgrado, de investigación y de formación para el trabajo del sector público, por la prestación de servicios, venta de bienes derivados de sus actividades sustantivas o por cualquiera otra vía, incluidos los que generen sus escuelas, centros y unidades de enseñanza y de investigación, formarán parte de su patrimonio en su caso, serán administrados por las propias instituciones y se destinarán para sus finalidades y programas institucionales, de acuerdo con las disposiciones presupuestarias aplicables, sin perjuicio de lo dispuesto en el primer párrafo de este artículo.

Para el ejercicio oportuno de los recursos a que se refiere el párrafo anterior, la Secretaría de Hacienda y Crédito Público podrá establecer un fondo revolvente que garantice su entrega y aplicación en un plazo máximo de diez días hábiles, contados a partir de que dichos ingresos hayan sido concentrados en la Tesorería de la Federación.



Las instituciones educativas, los planteles y centros de investigación de las dependencias que prestan servicios de educación media superior, superior, de postgrado, de investigación y de formación para el trabajo del sector público deberán informar semestralmente a la Secretaría de Hacienda y Crédito Público, el origen y aplicación de sus ingresos.

Las contribuciones, productos o aprovechamientos a los que las leyes de carácter no fiscal otorguen una naturaleza distinta a la establecida en las leyes fiscales, tendrán la naturaleza establecida en las leyes fiscales. Se derogan las disposiciones que se opongan a lo previsto en este artículo, en su parte conducente.

Los ingresos que obtengan las dependencias y entidades que integran la Administración Pública Federal, a los que las leyes de carácter no fiscal otorguen una naturaleza distinta a los conceptos previstos en el artículo 1o. de esta Ley, se considerarán comprendidos en la fracción que les corresponda conforme al citado artículo.

Lo señalado en el presente artículo se establece sin perjuicio de la obligación de concentrar los recursos públicos al final del ejercicio, en la Tesorería de la Federación, en los términos del artículo 54, párrafo tercero, de la Ley Federal de Presupuesto y Responsabilidad Hacendaria.

Los recursos públicos remanentes a la extinción de un fideicomiso que se hayan generado con cargo al presupuesto de una dependencia, deberán ser concentrados a la Tesorería de la Federación, bajo la naturaleza de aprovechamientos, y se podrán destinar a la dependencia que aportó los recursos o a la dependencia o entidad que concuerden con los fines para los cuales se creó el fideicomiso, salvo aquellos que en el contrato de fideicomiso esté previsto un destino distinto.

Artículo 13. Los ingresos que se recauden por concepto de bienes que pasen a ser propiedad del Fisco Federal se enterarán a la Tesorería de la Federación, hasta el momento en que se cobre la contraprestación pactada por la enajenación de dichos bienes.

Tratándose de los gastos de ejecución que reciba el Fisco Federal, éstos se enterarán a la Tesorería de la Federación hasta el momento en el que efectivamente se cobren, sin clasificarlos en el concepto de la contribución o aprovechamiento del cual son accesorios.

Los ingresos que se enteren a la Tesorería de la Federación por concepto de bienes que pasen a ser propiedad del Fisco Federal o gastos de ejecución, serán los netos que resulten de restar al ingreso percibido, las erogaciones efectuadas para realizar la enajenación de los bienes o para llevar a cabo el procedimiento administrativo de ejecución que dio lugar al cobro de los gastos de ejecución, así como las erogaciones a que se refiere el párrafo siguiente.

Los ingresos netos por enajenación de acciones, cesión de derechos y desincorporación de entidades son los recursos efectivamente recibidos por el Gobierno Federal, una vez descontadas las erogaciones realizadas tales como comisiones que se paguen a agentes financieros, contribuciones, gastos de administración, de mantenimiento y de venta, honorarios de comisionados especiales que no sean servidores públicos encargados de dichos procesos, así como pagos de las reclamaciones procedentes que presenten los adquirentes o terceros, por pasivos ocultos, fiscales o de otra índole, activos inexistentes y asuntos en litigio y demás erogaciones análogas a todas las mencionadas. Los ingresos netos a que se refiere este párrafo se concentrarán en la Tesorería de la Federación, y deberán manifestarse, tanto en los registros de la propia Tesorería como en la Cuenta de la Hacienda Pública Federal.

Lo dispuesto en el párrafo anterior será aplicable a la enajenación de acciones y cesión de derechos cuando impliquen contrataciones de terceros para llevar a cabo tales procesos, las cuales deberán sujetarse a lo dispuesto por la Ley de Adquisiciones, Arrendamientos y Servicios del Sector Público.

Además de los conceptos señalados en los párrafos tercero y cuarto del presente artículo, a los ingresos que se obtengan por la enajenación de bienes, incluyendo acciones, por la enajenación y recuperación de activos financieros y por la cesión de derechos, todos ellos propiedad del Gobierno Federal, o de cualquier entidad transferente en términos de la Ley Federal para la Administración y Enajenación de Bienes del Sector Público, así como por la desincorporación de entidades, se les podrá descontar un porcentaje, por concepto de gastos indirectos de operación, que no podrá ser mayor del 5 por ciento, a favor del Servicio de Administración y Enajenación de Bienes, cuando a éste se le haya encomendado la ejecución de dichos procedimientos. Este porcentaje será autorizado por la Junta de Gobierno de la citada entidad y se destinará a financiar, junto con los recursos fiscales y patrimoniales del organismo, las operaciones de éste.

Los ingresos provenientes de la enajenación de bienes decomisados y de sus frutos, a que se refiere la fracción I del artículo 1o. de la Ley Federal para la Administración y Enajenación de Bienes del Sector Público, serán destinados en partes iguales, al Poder Judicial de la Federación, a la Procuraduría General de la República y a la Secretaría de Salud. Dichos recursos serán entregados conforme a lo dispuesto en el artículo 89 de la citada Ley.

Artículo 14. Se aplicará lo establecido en esta Ley a los ingresos que por cualquier concepto reciban las entidades de la Administración Pública Federal paraestatal que estén sujetas a control en los términos de la Ley Federal de Presupuesto y Responsabilidad Hacendaria, de su Reglamento y del Decreto de Presupuesto de Egresos de la Federación para el Ejercicio Fiscal 2007, entre las que se comprende de manera enunciativa a las siguientes:

Petróleos Mexicanos y sus organismos subsidiarios.

Comisión Federal de Electricidad.

Instituto Mexicano del Seguro Social.

Instituto de Seguridad y Servicios Sociales de los Trabajadores del Estado.

Luz y Fuerza del Centro.

Las entidades a que se refiere este artículo deberán estar inscritas en el Registro Federal de Contribuyentes y llevar contabilidad en los términos de las disposiciones fiscales, así como presentar las declaraciones informativas que correspondan en los términos de dichas disposiciones.

Artículo 15. Se faculta a las autoridades fiscales para que lleven a cabo la cancelación de los créditos fiscales cuyo cobro les corresponda efectuar, en los casos en que exista imposibilidad práctica de cobro, así como cuando exista incosteabilidad. Se considera que existe imposibilidad práctica de cobro, entre otras, cuando los deudores no tengan bienes embargables, el deudor hubiera fallecido o desaparecido sin dejar bienes a su nombre o cuando por sentencia firme hubiera sido declarado en quiebra.

Para que un crédito se considere incosteable, la autoridad fiscal evaluará los siguientes conceptos: monto del crédito, costo de las acciones de recuperación, antigüedad del crédito y probabilidad de cobro del mismo.



La Junta de Gobierno del Servicio de Administración Tributaria establecerá, con sujeción a los lineamientos establecidos en este artículo, el tipo de casos o supuestos en que procederá la cancelación por imposibilidad práctica de cobro e incosteabilidad a que se refiere este artículo.

La cancelación de los créditos a que se refiere este artículo no libera de su pago.

La Secretaría de Hacienda y Crédito Público entregará un informe detallado a las Cámaras de Diputados y Senadores del Congreso de la Unión, que deberá ser enviado a más tardar el treinta y uno de octubre de 2007, de las personas físicas y morales que hayan sido sujetas a la aplicación de esta disposición y los procesos deliberativos de la junta de gobierno del Sistema de Administración Tributaria para determinar los casos de incosteabilidad o imposibilidad de cobro. Dicho informe deberá contener al menos lo siguiente: Sector, actividad, tipo de contribuyente y porcentaje de cancelación.

Asimismo, dicho informe deberá contener el reporte de las causas que originaron la incosteabilidad o imposibilidad de cobro.

Artículo 16. En materia de estímulos fiscales, durante el ejercicio fiscal de 2007, se estará a lo siguiente:

I. Se otorga un estímulo fiscal a los contribuyentes dedicados exclusivamente a las actividades de los sectores agropecuario y forestal, consistente en permitir el acreditamiento de las inversiones realizadas en bienes de activo fijo contra una cantidad equivalente al impuesto al activo determinado en el ejercicio, mismo que podrá acreditarse en ejercicios posteriores hasta agotarse.

II. Para la aplicación del estímulo fiscal a que hace referencia el artículo 219 de la Ley del Impuesto sobre la Renta, se estará a lo siguiente:

a) El Comité Interinstitucional estará formado por un representante del Consejo Nacional de Ciencia y Tecnología, uno de la Secretaría de Economía, uno de la Secretaría de Hacienda y Crédito Público, quien presidirá el Comité y tendrá voto de calidad, y uno de la Secretaría de Educación Pública.

b) El monto total del estímulo a distribuir entre los aspirantes del beneficio, no excederá de 4,500 millones de pesos para el año de 2007.

c) El monto total se distribuirá de la siguiente manera:

1. 1,000 millones de pesos se destinarán a proyectos de investigación y desarrollo de tecnología en fuentes alternativas de energía, así como a proyectos de investigación y desarrollo de tecnología de la micro y pequeña empresa.

2. 1,000 millones de pesos se destinarán a proyectos de creación de infraestructura especializada para centros de investigación cuyos proyectos hayan sido dictaminados como proyectos orientados al desarrollo de productos, materiales o procesos de producción que representen un avance científico o tecnológico.

3. 2,500 millones de pesos se distribuirán entre el resto de los solicitantes.

En el caso de que al término del tercer trimestre del ejercicio fiscal 2007, las solicitudes de estímulo fiscal correspondientes a los numerales 1 y 2 no fueran



suficientes para asignar los montos establecidos, los remanentes podrán ser utilizados para incrementar el monto establecido en el numeral 3.

d) El Comité Interinstitucional estará obligado a publicar a más tardar el último día de febrero de 2008, el monto del estímulo distribuido durante el ejercicio anterior, así como los contribuyentes beneficiados y los proyectos por los cuales fueron merecedores de este beneficio.

Los contribuyentes podrán aplicar el estímulo fiscal a que se refiere esta fracción, contra el impuesto sobre la renta o contra el impuesto al activo que tenga a su cargo, en la declaración anual del ejercicio en el que se otorgó dicho estímulo o en los ejercicios siguientes hasta agotarlo.

III. Se otorga una franquicia postal y telegráfica a las Cámaras de Diputados y Senadores del Congreso de la Unión. Para estos efectos, cada una de las Cámaras determinará las reglas de operación conducentes.

IV. Se otorga un estímulo fiscal a las personas que realicen actividades empresariales y que para determinar su utilidad puedan deducir el diesel que adquieran para su consumo final, siempre que se utilice exclusivamente como combustible en maquinaria en general, excepto vehículos, consistente en permitir el acreditamiento del impuesto especial sobre producción y servicios que Petróleos Mexicanos y sus organismos subsidiarios hayan causado por la enajenación de dicho combustible.

El estímulo a que se refiere el párrafo anterior, también será aplicable a los vehículos marinos y a los vehículos de baja velocidad o de bajo perfil que por sus características no estén autorizados para circular por sí mismos en carreteras federales o concesionadas, y siempre que se cumplan los requisitos que mediante reglas de carácter general establezca el Servicio de Administración Tributaria.

V. Para los efectos de lo dispuesto en la fracción anterior, los contribuyentes estarán a lo siguiente:

a) Podrán acreditar únicamente el impuesto especial sobre producción y servicios que Petróleos Mexicanos y sus organismos subsidiarios hayan causado por la enajenación del diesel.

Para estos efectos, el monto que podrán acreditar será el que se señale expresamente y por separado en el comprobante correspondiente.

En los casos en que el diesel se adquiera de agencias o distribuidores autorizados, el impuesto que podrán acreditar, será el que se señale en forma expresa y por separado en el comprobante que les expidan dichas agencias o distribuidores y que deberá ser igual al que Petróleos Mexicanos y sus organismos subsidiarios hayan causado por la enajenación a dichas agencias o distribuidores del diesel, en la parte que corresponda al combustible que las mencionadas agencias o distribuidores les hayan enajenado. En ningún caso procederá la devolución de las cantidades a que se refiere este inciso.

b) Las personas que utilicen el diesel en las actividades agropecuarias o silvícolas podrán acreditar un monto equivalente a la cantidad que resulte de multiplicar el precio de adquisición del diesel en las estaciones de servicio y que conste en el comprobante correspondiente, incluido el impuesto al valor agregado, por el factor de 0.355, en lugar de aplicar lo dispuesto en el inciso anterior.



Tratándose de la enajenación de diesel que se utilice para consumo final, Petróleos Mexicanos y sus organismos subsidiarios o sus agencias o distribuidores autorizados, deberán desglosar expresamente y por separado en el comprobante correspondiente el impuesto especial sobre producción y servicios que Petróleos Mexicanos y sus organismos subsidiarios hubieran causado por la enajenación de que se trate.

El acreditamiento a que se refiere la fracción anterior, podrá efectuarse contra el impuesto sobre la renta que tenga el contribuyente a su cargo o contra las retenciones efectuadas a terceros por dicho impuesto, así como contra el impuesto al activo.

VI. Las personas que adquieran diesel para su consumo final en las actividades agropecuarias o silvícolas a que se refiere la fracción IV del presente artículo, podrán solicitar la devolución del monto del impuesto especial sobre producción y servicios que tuvieran derecho a acreditar en los términos de la fracción V que antecede, en lugar de efectuar el acreditamiento a que el mismo se refiere, siempre que cumplan con lo dispuesto en esta fracción.

Las personas a que se refiere el párrafo anterior que podrán solicitar la devolución, serán únicamente aquéllas cuyos ingresos en el ejercicio inmediato anterior no hayan excedido de veinte veces el salario mínimo general correspondiente al área geográfica del contribuyente elevado al año. En ningún caso el monto de la devolución podrá ser superior a $ 747.69 mensuales por cada persona física, salvo que se trate de personas físicas que cumplan con sus obligaciones fiscales en los términos de las Secciones I o II del Capítulo II del Título IV de la Ley del Impuesto sobre la Renta, en cuyo caso podrán solicitar la devolución de hasta $1,495.39 mensuales.

El Servicio de Administración Tributaria emitirá las reglas necesarias para simplificar la obtención de la devolución a que se refiere el párrafo anterior.

Las personas morales que podrán solicitar la devolución serán aquéllas cuyos ingresos en el ejercicio inmediato anterior, no hayan excedido de veinte veces el salario mínimo general correspondiente al área geográfica del contribuyente elevado al año, por cada uno de los socios o asociados, sin exceder de doscientas veces dicho salario mínimo. El monto de la devolución no podrá ser superior a $747.69 mensuales, por cada uno de los socios o asociados sin que exceda en su totalidad de $7,884.96 mensuales, salvo que se trate de personas morales que cumplan con sus obligaciones fiscales en los términos del Capítulo VII del Título II de la Ley del Impuesto sobre la Renta, en cuyo caso podrán solicitar la devolución de hasta $1,495.39 mensuales, por cada uno de los socios o asociados, sin que en este último caso exceda en su totalidad de $14,947.81 mensuales.

La devolución correspondiente deberá ser solicitada trimestralmente en los meses de abril, julio y octubre de 2007 y enero de 2008.

Las personas a que se refiere el primer párrafo de esta fracción, deberán llevar un registro de control de consumo de diesel, en el que asienten mensualmente la totalidad del diesel que utilicen para sus actividades agropecuarias o silvícolas en los términos de la fracción IV de este artículo, distinguiendo entre el diesel que se hubiera destinado para los fines a que se refiere dicho inciso, del diesel utilizado para otros fines. Dicho registro deberá estar a disposición de las autoridades fiscales por el plazo a que se esté obligado a conservar la contabilidad en los términos de las disposiciones fiscales.

Para obtener la devolución a que se refiere esta fracción, se deberá presentar la forma oficial 32 de devoluciones, ante la Administración Local de Recaudación que corresponda, acompañada de la documentación que la misma solicite, así como la establecida en la presente fracción.

El derecho para la recuperación mediante acreditamiento o devolución del impuesto especial sobre producción y servicios, tendrá una vigencia de un año contado a partir de la fecha en que se hubiere efectuado la adquisición del diesel cumpliendo con los requisitos señalados en esta fracción, en el entendido de que quien no lo acredite o solicite oportunamente su devolución, perderá el derecho de realizarlo con posterioridad a dicho año.

Los derechos previstos en esta fracción no serán aplicables a los contribuyentes que utilicen el diesel en bienes destinados al autotransporte de personas o efectos a través de carreteras o caminos.

VII. Se otorga un estímulo fiscal a los contribuyentes que adquieran diesel para su consumo final y que sea para uso automotriz en vehículos que se destinen exclusivamente al transporte público y privado de personas o de carga, consistente en permitir el acreditamiento del impuesto especial sobre producción y servicios que Petróleos Mexicanos y sus organismos subsidiarios hayan causado por la enajenación de este combustible.

Tratándose de la enajenación de diesel que se utilice para consumo final, Petróleos Mexicanos y sus organismos subsidiarios o sus agencias o distribuidores autorizados, deberán desglosar expresamente y por separado en el comprobante correspondiente el impuesto especial sobre producción y servicios que Petróleos Mexicanos y sus organismos subsidiarios hubieran causado por la enajenación de que se trate. El comprobante que se expida deberá reunir los requisitos que mediante reglas de carácter general establezca el Servicio de Administración Tributaria.

El acreditamiento a que se refiere esta fracción, únicamente podrá efectuarse contra el impuesto sobre la renta que tenga el contribuyente a su cargo o en su carácter de retenedor o, en su caso, contra el impuesto al activo, que se deba enterar, utilizando la forma oficial que mediante reglas de carácter general dé a conocer el Servicio de Administración Tributaria. Lo dispuesto en esta fracción, también será aplicable al transporte privado de carga, de pasajeros o al transporte doméstico público o privado, efectuado por contribuyentes a través de carreteras o caminos del país.

En ningún caso este beneficio podrá ser utilizado por los contribuyentes que presten preponderantemente sus servicios a otra persona moral residente en el país o en el extranjero, que se considere parte relacionada, de acuerdo al artículo 215 de la Ley del Impuesto sobre la Renta.

El acreditamiento del impuesto especial sobre producción y servicios se realizará únicamente contra el impuesto que corresponda en los pagos provisionales del mes en que se adquiera el diesel o los doce meses siguientes a aquel en que se adquiera el diesel o contra el impuesto del propio ejercicio.

Los beneficiarios del estímulo previsto en esta fracción deberán llevar los controles y registros que mediante reglas de carácter general establezca el Servicio de Administración Tributaria.



VIII. Se otorga un estímulo fiscal a los contribuyentes que se dediquen exclusivamente al transporte terrestre de carga o pasaje que utilizan la Red Nacional de Autopistas de Cuota, consistente en permitir un acreditamiento de los gastos realizados en el pago de los servicios por el uso de la infraestructura carretera de cuota hasta en un 50 por ciento del gasto total erogado por este concepto.

Los contribuyentes considerarán como ingresos acumulables para los efectos del impuesto sobre la renta el estímulo a que hace referencia esta fracción en el momento en que efectivamente lo acrediten.

El acreditamiento a que se refiere esta fracción, únicamente podrá efectuarse contra el impuesto sobre la renta que tenga el contribuyente a su cargo o, en su caso, contra el impuesto al activo, que se deba enterar, utilizando la forma oficial que mediante reglas de carácter general dé a conocer el Servicio de Administración Tributaria.

El acreditamiento de los gastos a que hace referencia esta fracción se realizará únicamente contra el impuesto que corresponda en los pagos provisionales del ejercicio en que se realicen dichos gastos o contra el impuesto del propio ejercicio, en el entendido de que quien no lo acredite contra los pagos provisionales o en la declaración del ejercicio que corresponda, perderá el derecho de realizarlo con posterioridad a dicho ejercicio.

Lo dispuesto en esta fracción, también será aplicable al transporte privado de carga, de pasajeros o al transporte doméstico público o privado, efectuado por contribuyentes a través de carreteras o caminos del país.

Se faculta al Servicio de Administración Tributaria para emitir las reglas de carácter general que determinen los porcentajes máximos de acreditamiento por tramo carretero y demás disposiciones que considere necesarias para la correcta aplicación de este beneficio.

IX. Se otorga un estímulo fiscal a los contribuyentes que adquieran diesel marino especial, para su consumo final y que sea utilizado exclusivamente como combustible en embarcaciones destinadas al desarrollo de las actividades propias de la marina mercante, consistente en permitir el acreditamiento de un monto equivalente al del impuesto especial sobre producción y servicios que Petróleos Mexicanos y sus organismos subsidiarios hayan causado por la enajenación de diesel marino especial.

En los casos en que el diesel marino especial se adquiera de agencias o distribuidores autorizados, el monto que los contribuyentes podrán acreditar será el que se señale en forma expresa y por separado en el comprobante que les expidan dichas agencias o distribuidores y que deberá ser igual al que Petróleos Mexicanos y sus organismos subsidiarios hayan causado por la enajenación a tales agencias o distribuidores del diesel, en la parte que corresponda al combustible que las mencionadas agencias o distribuidores comercialicen a dichos contribuyentes.

Para los efectos de lo dispuesto en los párrafos anteriores, el comprobante que se expida deberá reunir los requisitos previstos en los artículos 29 y 29-A del Código Fiscal de la Federación, sin que se acepte para los efectos del estímulo a que se refiere esta fracción, comprobante simplificado.

Cuando el monto a acreditar a que se refiere esta fracción, sea superior al monto de los pagos provisionales o definitivos de los impuestos contra los que se autoriza el acreditamiento, la diferencia se podrá acreditar contra los pagos subsecuentes,



correspondientes al año de 2007. En ningún caso procederá la devolución de las cantidades a que se refiere esta fracción.

El acreditamiento a que se refiere la presente fracción deberá efectuarse, sin excepción alguna, a más tardar en las fechas siguientes:

1. Tratándose del impuesto al valor agregado, en la fecha en que los contribuyentes deban presentar la declaración correspondiente al mes de diciembre de 2007.

2. Tratándose del impuesto sobre la renta o del impuesto al activo, en la fecha en que los contribuyentes deban presentar la declaración correspondiente al ejercicio de 2007.

Para aplicar el estímulo fiscal a que se refiere la presente fracción, los contribuyentes deberán cumplir, además, con lo siguiente:

a) Estar inscritos en el Registro Federal de Contribuyentes y en el Registro Público Marítimo Nacional como empresa naviera.

b) Presentar en la Administración Local de Recaudación o en la, Administración Regional de Grandes Contribuyentes, según sea el caso, que corresponda a su domicilio fiscal, dentro de los cinco días posteriores a la presentación de las declaraciones provisionales o del ejercicio del impuesto sobre la renta o del impuesto al activo, o definitivas tratándose del impuesto al valor agregado, en las que se efectúe el acreditamiento a que se refiere el presente Decreto, copia de las mismas, adjuntando la siguiente documentación:

   1. Copia del despacho o despachos expedidos por la Capitanía de Puerto respectiva, a las embarcaciones de su propiedad o bajo su legítima posesión en las que haya utilizado el diesel marino especial por el que hayan aplicado el estímulo fiscal a que se refiere el presente Decreto, en el que deberá constar el puerto y fecha de arribo.

   En el caso de embarcaciones a las que la Capitanía de Puerto les haya expedido despachos de entradas y salidas múltiples, se deberá anexar copia de dichos despachos en los que deberá constar la fecha de cada una de las ocasiones en que entró y salió del puerto la embarcación.

   Tratándose de embarcaciones que sólo realizan navegación interior, los contribuyentes deberán presentar copia del informe mensual rendido a la Capitanía de Puerto sobre el número de viajes realizados.

   Los duplicados de los documentos mencionados en este inciso deberán contener el sello y la firma originales de la autoridad marítima que los expida.

   2. Escrito en el que se mencione el número de la inscripción del contribuyente en el Registro Público Marítimo Nacional como empresa naviera, manifestando la siguiente información de cada una de las embarcaciones propiedad de la empresa o que se encuentren bajo su legítima posesión en las que hayan utilizado el diesel marino especial por el que hayan aplicado el estímulo fiscal a que se refiere esta fracción:

      i) Nombres de las embarcaciones;



ii) Matrículas de las embarcaciones;

iii) Eslora y tonelaje de registro bruto de cada embarcación;

iv) Capacidad de carga de combustible, y

v) Cálculo promedio de su consumo de combustible en millas náuticas por galón.

3. Copias simples de los comprobantes fiscales expedidos a favor del contribuyente por la adquisición del diesel marino especial, correspondientes al periodo que abarque la declaración provisional, definitiva o del ejercicio, en que se aplicó el estímulo fiscal.

El acreditamiento a que se refiere esta fracción, únicamente podrá efectuarse contra el impuesto sobre la renta y el impuesto al valor agregado, que tenga el contribuyente a su cargo o contra las retenciones efectuadas a terceros por dichos impuestos, así como contra el impuesto al activo.

X. Se otorga un estímulo fiscal a los contribuyentes que estén obligados a dictaminar sus estados financieros por contador público autorizado o que opten por hacerlo, en términos del artículo 32-A del Código Fiscal de la Federación, conforme a lo siguiente:

a) Cuando en el dictamen de sus estados financieros, se determine que durante el ejercicio fiscal de 2007 el contribuyente cumplió en tiempo y forma con la obligación de presentar la totalidad de las declaraciones de pagos provisionales a que estuvo obligado en materia de impuesto sobre la renta, y que efectuó la totalidad de los pagos provisionales en el monto que correspondió conforme a la ley de la materia, el contribuyente tendrá derecho a un estímulo fiscal equivalente al monto que resulte de aplicar el 0.5 por ciento al resultado fiscal de 2007 o, en el caso de personas físicas con actividades empresariales, a la utilidad gravable del propio ejercicio. Los contribuyentes que apliquen el estímulo en los términos de este inciso, no podrán aplicarlo conforme al inciso siguiente.

b) Cuando en el dictamen de sus estados financieros, se determine que durante el ejercicio fiscal de 2007 el contribuyente cumplió en tiempo y forma con la obligación de presentar la totalidad de las declaraciones de pagos provisionales a que se estuvo obligado en materia de impuesto sobre la renta, y que la diferencia entre el monto pagado en dichas declaraciones y el monto a pagar que correspondió conforme a la ley de la materia por los citados pagos provisionales no excedió del 5 por ciento en cada uno de dichos pagos, el contribuyente tendrá derecho a un estímulo fiscal equivalente al monto que resulte de aplicar el 0.25 por ciento al resultado fiscal correspondiente al ejercicio de 2007 o, en el caso de personas físicas con actividades empresariales, a la utilidad gravable del propio ejercicio.

Para los efectos de los incisos anteriores no se tomarán en consideración las declaraciones complementarias.

El impuesto sobre la renta del ejercicio fiscal de 2007 disminuido con el monto del estímulo aplicado, será el que se acreditará contra el impuesto al activo del mismo ejercicio, y será el efectivamente pagado para determinar la diferencia a que se refiere el artículo 9o. de la Ley del Impuesto al Activo.



El estímulo a que se refiere esta fracción se aplicará exclusivamente contra el impuesto sobre la renta del ejercicio fiscal de 2007 a cargo del contribuyente, mediante declaración complementaria que se presentará en los términos de la fracción III del artículo 32 del Código Fiscal de la Federación. En caso de que como resultado de la aplicación de este estímulo resulte un saldo a favor del contribuyente, dicho saldo únicamente podrá aplicarse contra el impuesto sobre la renta a cargo del propio contribuyente o bien compensarse, y en ningún caso dará lugar a devolución alguna.

En el supuesto de que con motivo del ejercicio de las facultades de comprobación, la autoridad fiscal determine que el contribuyente aplicó el estímulo a que se refiere esta fracción sin ubicarse en los supuestos establecidos en los incisos a) o b) anteriores, el contribuyente deberá pagar el impuesto sobre la renta indebidamente disminuido con actualización y recargos, sin perjuicio de las demás sanciones y consecuencias que procedan en términos de las disposiciones aplicables.

XI. Se otorga un estímulo fiscal a las personas físicas y morales consistente en el impuesto al activo que se cause durante el ejercicio. Para estos efectos, el Ejecutivo Federal, a más tardar el 31 de enero de 2007, atendiendo a la disponibilidad presupuestal determinará las características de los beneficiarios de dicho estímulo.

Los beneficiarios de los estímulos previstos en las fracciones IV, VII y VIII del presente artículo, quedarán obligados a proporcionar la información que les requieran las autoridades fiscales dentro del plazo que para tal efecto le señalen.

Los beneficios que se otorgan en las fracciones IV, V y VI del presente artículo, no podrán ser acumulables con ningún otro estímulo fiscal establecido en esta Ley. Tratándose de los estímulos establecidos en las fracciones VII y VIII de este artículo podrán ser acumulables entre sí, pero no con los demás estímulos establecidos en la presente Ley.

Los estímulos que se otorgan en el presente artículo, están condicionados a que los beneficiarios de los mismos cumplan con los requisitos que para cada estímulo establece la presente Ley.

En materia de exenciones, durante el ejercicio fiscal de 2007, se estará a lo siguiente:

1. Se exime del pago del impuesto al activo que se cause con motivo de la propiedad de cuentas por cobrar derivadas de contratos que celebren los contribuyentes con organismos públicos descentralizados del Gobierno Federal, respecto de inversiones de infraestructura productiva destinada a actividades prioritarias, autorizada por la Secretaría de Hacienda y Crédito Público, en los términos del artículo 18 de la Ley General de Deuda Pública.

2. Se exime del pago del impuesto sobre automóviles nuevos que se cause a cargo de las personas físicas o morales que enajenen al público en general o que importen definitivamente en los términos de la Ley Aduanera, automóviles cuya propulsión sea a través de baterías eléctricas recargables, así como de aquellos eléctricos que además cuenten con motor de combustión interna.

3. Se exime del pago del derecho de trámite aduanero que se cause por importación de gas natural, en los términos del artículo 49 de la Ley Federal de Derechos.

Se faculta al Servicio de Administración Tributaria para emitir las reglas generales que sean necesarias para la obtención de los beneficios previstos en este artículo.

Artículo 17. Se faculta a la Secretaría de Hacienda y Crédito Público para otorgar los estímulos fiscales y subsidios siguientes:

I. Los relacionados con comercio exterior:

   a) A la importación de artículos de consumo a las regiones fronterizas.

   b) A la importación de equipo y maquinaria a las regiones fronterizas.

II. A cajas de ahorro y sociedades de ahorro y préstamo.

Se aprueban los estímulos fiscales y subsidios con cargo a impuestos federales, así como las devoluciones de impuestos concedidos para fomentar las exportaciones de bienes y servicios o la venta de productos nacionales a las regiones fronterizas del país en los por cientos o cantidades otorgados o pagadas en su caso, que se hubieran otorgado durante el ejercicio fiscal de 2006.

La Secretaría de Hacienda y Crédito Público, para conceder los estímulos a que se refiere este artículo escuchará, en su caso, la opinión de las dependencias competentes en los términos de la Ley Orgánica de la Administración Pública Federal.

La Secretaría de Hacienda y Crédito Público expedirá las disposiciones necesarias para el cumplimiento de lo establecido por este artículo en materia de estímulos fiscales y subsidios.

La Secretaría de Hacienda y Crédito Público informará trimestralmente al Congreso de la Unión sobre el costo que representan para el erario federal, por concepto de menor recaudación, los diversos estímulos fiscales a que se refiere este artículo, así como los sectores objeto de este beneficio.

Artículo 18. Se derogan las disposiciones que contengan exenciones, totales o parciales, o consideren a personas como no sujetos de contribuciones federales, otorguen tratamientos preferenciales o diferenciales en materia de ingresos y contribuciones federales, distintos de los establecidos en el Código Fiscal de la Federación, ordenamientos legales referentes a organismos descentralizados federales que prestan los servicios de seguridad social, Decretos Presidenciales, tratados internacionales y las leyes que establecen dichas contribuciones, así como los reglamentos de las mismas.

Lo dispuesto en el párrafo anterior también será aplicable cuando las disposiciones que contengan exenciones, totales o parciales, o consideren a personas como no sujetos de contribuciones federales, otorguen tratamientos preferenciales o diferenciales en materia de ingresos y contribuciones federales, se encuentren contenidas en normas jurídicas que tengan por objeto la creación o las bases de organización o funcionamiento de los entes públicos o empresas de participación estatal, cualquiera que sea su naturaleza.

Se derogan las disposiciones que establezcan que los ingresos que obtengan las dependencias por concepto de derechos, productos o aprovechamientos, tienen un destino específico, distintas de las contenidas en el Código Fiscal de la Federación, en la presente Ley y en las demás leyes fiscales.

Asimismo, se derogan las disposiciones contenidas en leyes de carácter no fiscal que establezcan que los ingresos que obtengan las dependencias, incluyendo a sus órganos administrativos desconcentrados, o entidades, por concepto de derechos, productos, o aprovechamientos, e ingresos de cualquier otra naturaleza, serán considerados como ingresos excedentes en el ejercicio fiscal en que se generen.



Artículo 19. Los ingresos acumulados que obtengan en exceso a los previstos en el calendario que publique la Secretaría de Hacienda y Crédito Público de los ingresos contemplados en el artículo 1o. de esta Ley, los Poderes Legislativo y Judicial, de la Federación, los Tribunales Administrativos, el Instituto Federal Electoral, la Comisión Nacional de los Derechos Humanos, las dependencias del Ejecutivo Federal y sus órganos administrativos desconcentrados, así como las entidades sujetas a control directo, se deberán aplicar en los términos de la Ley Federal de Presupuesto y Responsabilidad Hacendaria y su Reglamento, sin perjuicio de lo dispuesto en el artículo 12 de esta Ley.

Para determinar los ingresos excedentes de la unidad generadora de las dependencias a que se refiere el primer párrafo de este artículo, se considerará la diferencia positiva que resulte de disminuir los ingresos acumulados estimados en la Ley de Ingresos de la Federación de la dependencia, a los enteros acumulados efectuados por dicha dependencia a la Tesorería de la Federación, en el periodo que corresponda.

Se entiende por unidad generadora de los ingresos de la dependencia, cada uno de los establecimientos de la misma en los que se otorga o proporciona, de manera autónoma e integral, el uso o aprovechamiento de bienes o el servicio por el cual se cobra el aprovechamiento o producto, según sea el caso.

Se faculta a la Secretaría de Hacienda y Crédito Público para que, en términos de la Ley Federal de Presupuesto y Responsabilidad Hacendaria y su Reglamento, emita dictámenes y reciba notificaciones, de ingresos excedentes que generen las dependencias y entidades.

Artículo 20. Los ingresos excedentes a que se refiere el artículo anterior, se clasifican de la siguiente manera:

I. Ingresos inherentes a las funciones de la dependencia o entidad, los cuales se generan en exceso a los previstos en el calendario de los ingresos previstos en esta Ley o, en su caso, a los previstos en los presupuestos de las entidades, por actividades relacionadas directamente con las funciones recurrentes de la institución.

II. Ingresos no inherentes a las funciones de la dependencia o entidad, los cuales se obtienen en exceso a los previstos en el calendario de los ingresos previstos en esta Ley o, en su caso, a los previstos en los presupuestos de las entidades, por actividades que no guardan relación directa con las funciones recurrentes de la institución.

III. Ingresos de carácter excepcional, los cuales se obtienen en exceso a los previstos en el calendario de los ingresos a que se refiere esta Ley o, en su caso, a los previstos en los presupuestos de las entidades, por actividades de carácter excepcional que no guardan relación directa con las atribuciones de la entidad, tales como la recuperación de seguros, los donativos en dinero y la enajenación de bienes muebles.

IV. Ingresos de los Poderes Legislativo y Judicial, así como de los Tribunales Administrativos, del Instituto Federal Electoral y de la Comisión Nacional de los Derechos Humanos.

La Secretaría de Hacienda y Crédito Público tendrá la facultad de fijar o modificar en una lista la clasificación de los ingresos a que se refieren las fracciones I, II y III de este artículo. Dicha lista se dará a conocer a las dependencias y entidades, a más tardar el último día hábil de enero de 2007 y durante dicho ejercicio fiscal, conforme se modifiquen.

Artículo 21. Quedan sin efecto las exenciones relativas a los gravámenes a bienes inmuebles previstas en leyes federales a favor de organismos descentralizados sobre contribuciones locales, salvo en lo que se refiere a bienes propiedad de dichos organismos que se consideren del dominio público de la Federación.

Artículo 22. Para los efectos de lo dispuesto por los artículos 58 y 160, de la Ley del Impuesto Sobre la Renta, durante el ejercicio fiscal de 2007 la tasa de retención anual será del 0.5 por ciento.

Capítulo IV
De la Información, la Transparencia, y la Evaluación de la Eficiencia Recaudatoria, la Fiscalización y el Endeudamiento

Artículo 23. El Ejecutivo Federal, a través de la Secretaría de Hacienda y Crédito Público, incluirá en los Informes Trimestrales Sobre la Situación Económica, las Finanzas Públicas y la Deuda Pública a que se refiere el artículo 107, fracción I, de la Ley Federal de Presupuesto y Responsabilidad Hacendaria, la información relativa a los requerimientos financieros y disponibilidades de la Administración Pública Centralizada, de órganos autónomos, del sector público federal y del sector público federal consolidado, incluyendo a las entidades paraestatales contempladas en los Tomos V y VI del Presupuesto de Egresos de la Federación para el Ejercicio Fiscal 2007, así como de las disponibilidades de los fondos y fideicomisos sin estructura orgánica.

Asimismo, con el objeto de evaluar el desempeño en materia de eficiencia recaudatoria, se deberá incluir en el Informe a que se refiere el párrafo anterior, la información correspondiente a los indicadores que a continuación se señalan:

1. Avance en el padrón de contribuyentes.

2. Información estadística de avances contra la evasión y elusión.

3. Avances contra el contrabando.

4. Reducción de rezagos y cuantificación de resultados en los litigios fiscales.

5. Plan de recaudación.

Por única ocasión, la Secretaría de Hacienda y Crédito Público, deberá incluir en el informe de recaudación neta, un reporte de Grandes Contribuyentes agrupados por cantidades en los siguientes rubros: Empresas que consolidan fiscalmente; empresas con ingresos acumulables en el monto que señalan las Leyes; sector financiero; sector gobierno; empresas residentes en el extranjero y otros. Las empresas del sector privado, además, deberán estar identificados por el sector industrial, primario y/o de servicios al que pertenezcan.

Asimismo, los informes trimestrales deberán contener los montos recaudados en cada periodo por concepto de los derechos de los hidrocarburos, estableciendo los ingresos obtenidos específicamente por la extracción de petróleo crudo, de gas natural en rubros por separado, en concordancia con lo dispuesto en el capítulo XII de la Ley Federal de Derechos.

Artículo 24. En la recaudación y el endeudamiento público del Gobierno Federal, la Secretaría de Hacienda y Crédito Público y las entidades, estarán obligadas a proporcionar a la Secretaría de la Función Pública y a la Auditoría Superior de la Federación, en el ámbito de sus respectivas competencias y en los términos de las disposiciones que apliquen, la información en materia de recaudación y endeudamiento que éstas requieran legalmente.



El incumplimiento a lo dispuesto en este artículo será sancionado en los términos de la Ley Federal de Responsabilidades Administrativas de los Servidores Públicos y las demás disposiciones aplicables.

Artículo 25. Con el propósito de coadyuvar a conocer los efectos de la política fiscal en el ingreso de los distintos grupos de la población, la Secretaría de Hacienda y Crédito Público deberá realizar un estudio de ingreso-gasto con base en la información estadística disponible que muestre por decil de ingreso de las familias su contribución en los distintos impuestos y derechos que aporte, así como los bienes y servicios públicos que reciben con recursos federales, estatales y municipales.

La realización del estudio será responsabilidad de la Secretaría de Hacienda y Crédito Público y deberá ser entregado a las Comisiones de Hacienda y Crédito Público y de Presupuesto y Cuenta Pública de la Cámara de Diputados y publicado en la página de Internet de dicha Secretaría, a más tardar el 15 de marzo de 2007.

Artículo 26. Los estímulos fiscales y las facilidades que prevea la Iniciativa de Ley de Ingresos de la Federación para el ejercicio fiscal de 2008 se otorgarán con base en criterios de eficiencia económica, no discriminación, temporalidad definida y progresividad.

Para el otorgamiento de los estímulos deberá tomarse en cuenta si los objetivos pretendidos pudiesen alcanzarse de mejor manera con la política de gasto. Las facilidades y los estímulos se autorizarán en la Ley de Ingresos de la Federación. Los costos para las finanzas públicas de las facilidades administrativas y los estímulos fiscales se especificarán en el presupuesto de gastos fiscales.

Artículo 27. Los datos generales que a continuación se citan, de las personas morales y de las personas físicas que realicen actividades empresariales o profesionales de conformidad con lo dispuesto en la Ley del Impuesto sobre la Renta, que el Instituto Nacional de Estadística, Geografía e Informática y el Servicio de Administración Tributaria, obtengan con motivo del ejercicio de sus atribuciones, podrán ser comunicados entre dichos organismos con objeto de mantener sus bases de datos actualizadas.

I. Nombre, denominación o razón social.

II. Domicilio o domicilios donde se lleven a cabo actividades empresariales o profesionales.

III. Actividad preponderante y la clave que se utilice para su identificación.

La información así obtenida no se considerará comprendida dentro de las prohibiciones y restricciones que establece el Código Fiscal de la Federación, pero será considerada confidencial para los efectos de la Ley de Información Estadística y Geográfica y de la Ley Federal de Transparencia y Acceso a la Información Pública Gubernamental.

La información estadística que se obtenga con los datos a que se refiere el presente artículo podrá ser objeto de difusión pública.

Artículo 28. La Secretaría de Hacienda y Crédito Público deberá publicar en su página de Internet y entregar a las Comisiones de Hacienda y Crédito Público y de Presupuesto y Cuenta Pública, así como al Centro de Estudios de las Finanzas Públicas de la Cámara de Diputados y a la Comisión de Hacienda y Crédito Público de la Cámara de Senadores antes del 30 de junio de 2007, el Presupuesto de Gastos Fiscales.

El Presupuesto de Gastos Fiscales comprenderá al menos, en términos generales, los montos que deja de recaudar el erario federal por conceptos de tasas diferenciadas en los distintos impuestos, exenciones, subsidios y créditos fiscales, condonaciones, facilidades, estímulos, deducciones autorizadas, tratamientos y regímenes especiales establecidos en las distintas leyes que en materia tributaria aplican a nivel federal. Dicho presupuesto deberá contener los montos referidos estimados para el ejercicio fiscal de 2008 desglosado por impuesto y por cada uno de los rubros que la ley respectiva contemple.

Artículo 29. Con el propósito de transparentar la formación de pasivos financieros del Gobierno Federal, la Secretaría de Hacienda y Crédito Público deberá hacer llegar a las Comisiones de Hacienda y Crédito Público y de Presupuesto y Cuenta Pública de la Cámara de Diputados, a más tardar el 30 de abril de 2007, una definición de los balances fiscales, junto con la metodología respectiva, en que se incluya de manera integral todas las obligaciones financieras del Gobierno Federal, así como los pasivos públicos, pasivos contingentes y pasivos laborales.

Artículo 30. La Secretaría de Hacienda y Crédito Público mediante convenio con cada una de las Entidades Federativas, deberá realizar un estudio en el que se muestre un diagnóstico integral de la situación actual de las haciendas públicas estatales y municipales, así como diversas propuestas para el fortalecimiento de las haciendas públicas de los tres órdenes de gobierno, que tengan como objetivos fundamentales dar mayor eficiencia al uso de los recursos públicos y hacer más eficaz el impacto de dichos recursos en la población. Para la realización de dicho estudio, la Secretaría de Hacienda y Crédito Público deberá seguir los lineamientos técnicos que establezca la Comisión de Hacienda y Crédito Público de la Cámara de Diputados antes del 15 de febrero de 2007.

La realización del estudio a que se refiere el párrafo anterior será responsabilidad de la Secretaría de Hacienda y Crédito Público y deberá publicarse en la página de Internet de dicha Secretaría, así como entregarse a la Cámara de Diputados a más tardar el 15 de mayo de 2007.

Artículo 31. En el ejercicio fiscal de 2007, toda Iniciativa en materia fiscal, incluyendo aquellas que se presenten para cubrir el Presupuesto de Egresos de la Federación para el Ejercicio Fiscal 2008, deberá incluir en su exposición de motivos el impacto recaudatorio de cada una de las medidas propuestas. Asimismo, en cada una de las explicaciones establecidas en dicha exposición de motivos se deberá incluir claramente el artículo del ordenamiento de que se trate en el cual se llevarían a cabo las reformas.

Toda Iniciativa en materia fiscal que envíe el Ejecutivo Federal al Congreso de la Unión observará lo siguiente:

1. Que se otorgue certidumbre jurídica a los contribuyentes;

2. Que el pago de los impuestos sea sencillo y asequible;

3. Que el monto a recaudar sea mayor que el costo de su recaudación y fiscalización, y

4. Que las contribuciones sean estables para las finanzas públicas.

Estas disposiciones deberán incluirse en la exposición de motivos de la Iniciativa, las cuales deberán ser tomadas en cuenta en la elaboración de los dictámenes que emitan las Comisiones respectivas en el Congreso de la Unión. La Ley de Ingresos de la Federación únicamente incluirá las estimaciones de las contribuciones contempladas en las leyes fiscales.

La iniciativa de Ley de Ingresos de la Federación para el ejercicio fiscal del 2008, deberá especificar la memoria de cálculo de cada uno de los rubros de ingresos que conforman el artículo 1o. de dicha Ley, así como las proyecciones de estos ingresos para los próximos cinco años.

Transitorios

Primero. La presente Ley entrará en vigor el 1o. de enero de 2007.

Segundo. Se aprueban las modificaciones a la Tarifa de los Impuestos Generales a la Importación y Exportación efectuadas por el Ejecutivo Federal durante el año de 2006, a las que se refiere el informe que en cumplimiento de lo dispuesto en el segundo párrafo del artículo 131 Constitucional, ha rendido el propio Ejecutivo al Congreso de la Unión.

Tercero. Los montos establecidos en la Sección C, fracción IX del artículo 1o., así como el monto de endeudamiento neto interno consignado en el artículo 2o. de esta Ley, se verán, en su caso, modificados en lo conducente como resultado de la distribución, entre Gobierno Federal y los organismos y empresas de control directo, de los montos autorizados en el Decreto del Presupuesto de Egresos de la Federación para el Ejercicio Fiscal 2007.

Cuarto. Por razones de interés público, en tanto la Comisión Federal de Competencia emita la resolución correspondiente, con el fin de evitar la insuficiencia en el abasto y fomentar el uso racional del gas licuado de petróleo, el Ejecutivo Federal podrá fijar precios máximos a dicho combustible, incluidos los de venta de primera mano, debiendo para ello motivar adecuadamente dicha medida y sin que se requiera trámite o requisito adicional alguno.

Quinto. Con la finalidad de que el Gobierno Federal dé cumplimiento a lo previsto en el segundo párrafo del artículo 3 y segundo transitorio del "Decreto por el que se expropian por causa de utilidad pública, a favor de la Nación, las acciones, cupones o los títulos representativos del capital o partes sociales de las empresas que adelante se enlistan", publicado en el Diario Oficial de la Federación los días 3 y 10 de septiembre de 2001, la Secretaría de Agricultura, Ganadería, Desarrollo Rural, Pesca y Alimentación, conforme a las disposiciones aplicables y la intervención que corresponda a la Secretaría de Hacienda y Crédito Público, establecerá el instrumento adecuado para tal efecto, el cual, sin perjuicio de los recursos que reciba para tal fin en términos de las disposiciones aplicables, se integrará por los que se enteren por parte del Fondo de Empresas Expropiadas del Sector Azucarero, Nacional Financiera, Sociedad Nacional de Crédito o de cualquier otro ente jurídico, provenientes de los vehículos financieros autorizados por la Comisión Intersecretarial de Gasto Financiamiento e instituidos conforme a los artículos 47 de la Ley Orgánica de la Administración Pública Federal, 40 de la Ley Federal de las Entidades Paraestatales y 75 de la Ley de Instituciones de Crédito y las demás disposiciones aplicables.

Para todos los efectos establecidos en la presente Ley y en el Decreto de Presupuesto de Egresos de la Federación para el Ejercicio Fiscal 2007, los recursos que integran el patrimonio del Fondo de Empresas Expropiadas del Sector Azucarero o de cualquiera de los vehículos financieros, a que se refiere el párrafo anterior, se ajustarán, en todo momento, a lo señalado en el artículo 75 de la Ley de Instituciones de Crédito y a las demás disposiciones aplicables en la materia.

Sexto. El Servicio de Administración Tributaria implementará un Programa de Ampliación y Actualización del Registro Federal de Contribuyentes que tendrá por objeto informar y asesorar a los contribuyentes acerca del exacto cumplimiento de sus obligaciones fiscales y aduaneras y promover su incorporación voluntaria o actualización de sus datos en el Registro Federal de Contribuyentes. Dicho programa se ejecutará mediante la práctica de recorridos, invitaciones, solicitudes de información, censos o cualquier otra medida que, en todo caso, encuentre su fundamento en disposición prevista en el Código Fiscal de la Federación.

El Servicio de Administración Tributaria y la Procuraduría Fiscal de la Federación, dentro del ámbito legal de competencia serán responsables de que se adopten todas las medidas necesarias para asegurar que en la ejecución de este Programa no se den fenómenos de corrupción, aplicación selectiva o abuso por parte del personal que participe en él y que en todo momento se respeten los derechos y garantías de los ciudadanos.

Para la realización del Programa anteriormente descrito, el Servicio de Administración Tributaria deberá otorgar a los contribuyentes la asistencia necesaria para el debido cumplimiento de las obligaciones antes señaladas, en los términos de las disposiciones fiscales vigentes.

Los particulares que por el monto de los ingresos que obtengan, se encuadren en el régimen de pequeños contribuyentes a que hace referencia la Ley del Impuesto sobre la Renta, durante el ejercicio fiscal de 2007 quedarán liberados de las infracciones o sanciones que correspondan por el incumplimiento de obligaciones formales, salvo que se trate de conductas reincidentes. El Servicio de Administración Tributaria podrá otorgar facilidades administrativas a las personas a que hace referencia este párrafo, para que puedan corregir su situación fiscal.

Las Entidades Federativas y sus Municipios podrán realizar de manera total o parcial el Programa previsto en el presente artículo, siempre que les sean delegadas las facultades necesarias mediante convenio de colaboración administrativa en materia fiscal federal.

Séptimo. El Servicio de Administración Tributaria, a través de las Administraciones Locales de Recaudación, podrá condonar total o parcialmente los créditos fiscales consistentes en contribuciones federales cuya administración corresponda a dicho órgano desconcentrado, cuotas compensatorias, actualizaciones y accesorios de ambas, así como las multas por incumplimiento de las obligaciones fiscales federales distintas a las obligaciones de pago, que a continuación se indican, conforme a lo siguiente:

I. La condonación será acordada por la autoridad fiscal previa solicitud del contribuyente bajo los siguientes parámetros:

a) Tratándose de créditos fiscales consistentes en contribuciones federales, cuotas compensatorias y multas por incumplimiento de las obligaciones fiscales federales distintas a las obligaciones de pago, causadas antes del 1o. de enero de 2003 la condonación será del 80 por ciento de la contribución, cuota compensatoria y multa por incumplimiento de las obligaciones fiscales federales distintas a las obligaciones de pago, actualizadas, y el 100 por ciento de recargos, multas y gastos de ejecución que deriven de ellos. Para gozar de esta condonación, la parte no condonada del crédito fiscal deberá ser pagada totalmente en una sola exhibición.

En el caso de que los contribuyentes a que se refiere el párrafo anterior, que hayan sido objeto de revisión por parte de las autoridades fiscales durante los ejercicios fiscales de 2004, 2005 y 2006, y se hubiera determinado que cumplieron correctamente con sus obligaciones fiscales, o bien, hayan pagado las omisiones determinadas y se encuentren al corriente en el cumplimiento de sus obligaciones fiscales, la condonación será del 100% de los créditos a que se refiere este inciso.

b) Tratándose de recargos y multas derivados de créditos fiscales respecto de cuotas compensatorias y contribuciones federales distintas a las que el contribuyente debió retener, trasladar o recaudar, que se hayan causado entre el 1o. de enero de 2003 y el 31 de diciembre de 2005 la condonación será del 100 por ciento. Para gozar de esta condonación, las contribuciones o cuotas compensatorias actualizadas deberán ser pagadas en su totalidad en una sola exhibición.

La condonación indicada en este artículo procederá tratándose de créditos fiscales determinados por la autoridad fiscal, así como por los autodeterminados por los contribuyentes, ya sea de forma espontánea o por corrección.

Para efectos de esta fracción, el contribuyente deberá presentar ante la Administración Local de Asistencia al Contribuyente que le corresponda en razón de su domicilio fiscal, la solicitud y anexos que el Servicio de Administración Tributaria indique mediante reglas de carácter general.



Sin perjuicio de lo establecido en el párrafo anterior, la autoridad también podrá requerir al contribuyente todos los datos, informes o documentos que resulten necesarios para determinar la procedencia o no de la condonación correspondiente.

Para solicitar la condonación a que se refiere esta fracción, el contribuyente deberá contar con firma electrónica avanzada. Tratándose de personas físicas la firma electrónica avanzada deberá ser del interesado y tratándose de personas morales la firma electrónica deberá ser del administrador único o en su caso, de la totalidad de los miembros del Consejo de Administración. Cuando de acuerdo con los estatutos sociales de la persona moral interesada el presidente del Consejo de Administración tenga conferidas las mismas facultades de administración que el propio Consejo, bastará con que aquél cuente con firma electrónica avanzada.

II. En caso de créditos fiscales que estén siendo pagados a plazo en los términos del artículo 66 del Código Fiscal de la Federación, la condonación procederá por el saldo pendiente de liquidar, ajustándose a las reglas establecidas en los incisos a) y b) de la fracción anterior.

III. La condonación de los créditos fiscales a que se refiere la fracción I de este artículo también procederá aun y cuando dichos créditos fiscales hayan sido objeto de impugnación por parte del contribuyente, sea ante las autoridades administrativas o jurisdiccionales, siempre que a la fecha de presentación de la solicitud de condonación, el procedimiento de impugnación respectivo haya quedado concluido mediante resolución firme.

IV. No se podrán condonar créditos fiscales pagados y en ningún caso la condonación a que se refiere este artículo dará lugar a devolución, compensación, acreditamiento o saldo a favor alguno.

V. No se condonarán adeudos fiscales derivados de infracciones por las cuales exista auto de formal prisión, auto de sujeción a proceso o sentencia condenatoria en materia penal.

VI. Para efectos del pago de la parte de los créditos fiscales no condonados no se aceptará pago en especie, dación en pago ni compensación.

En el supuesto de que el contribuyente incumpla con su obligación de pago, la autoridad tendrá por no presentada la solicitud de condonación e iniciará de inmediato el procedimiento administrativo de ejecución.

VII. La solicitud de condonación a que se refiere el presente artículo no constituirá instancia y las resoluciones que dicte la autoridad fiscal al respecto, no podrán ser impugnadas por los medios de defensa.

VIII. La autoridad fiscal podrá suspender el procedimiento administrativo de ejecución, si así lo pide el interesado en el escrito de solicitud de condonación y siempre que se garantice el interés fiscal.

IX. Las multas impuestas durante el ejercicio fiscal de 2007, por incumplimiento de las obligaciones fiscales federales distintas a las obligaciones de pago, con excepción de las impuestas por declarar pérdidas fiscales en exceso, serán reducidas en 50 por ciento siempre que sean pagadas dentro de los treinta días siguientes a su notificación.

X. Tratándose de créditos fiscales cuya administración corresponda a las Entidades Federativas en términos de los convenios de colaboración administrativa que éstas tengan celebrados con la Federación a través de la Secretaría de Hacienda y Crédito Público, la condonación a que se refiere este artículo será solicitada directamente ante la autoridad fiscal de la Entidad Federativa que corresponda, quien emitirá la resolución procedente con sujeción a lo dispuesto por este artículo y, en lo conducente, por las reglas de carácter general que expida el Servicio de Administración Tributaria.

XI. A partir del 1o. de enero de 2008, el Servicio de Administración Tributaria proporcionará a las sociedades de información crediticia autorizadas conforme a la ley de la materia, de acuerdo con las reglas de carácter general, que dicho órgano desconcentrado emita para el efecto, la información de los contribuyentes que cuenten con créditos fiscales que, a la fecha indicada, no hayan sido pagados ni garantizados en los plazos y términos que la ley establece así como créditos que a partir de esa fecha no sean pagados o garantizados en los plazos legalmente establecidos.

La Junta de Gobierno del Servicio de Administración Tributaria emitirá las reglas necesarias para la aplicación de la condonación prevista en este artículo, mismas que se deberán publicar el Diario Oficial de la Federación.

La Secretaría de Hacienda y Crédito Público informará a más tardar el 31 de diciembre de 2007, a las Comisiones de Hacienda y Crédito Público del Congreso de la Unión, del ejercicio de las facultades otorgadas en los términos de este artículo.

Octavo. Si derivado de la disminución de la plataforma de extracción o de exportación de petróleo crudo, respecto de los valores que sirvieron de base para las estimaciones contenidas en el artículo 1o. de esta Ley, durante el ejercicio fiscal de 2007 los ingresos por concepto del derecho a que se refiere el artículo 254 de la Ley Federal de Derechos es menor a la estimación contenida en el artículo 1o., apartado A, fracción III, numeral 3, inciso A, de esta Ley, la Secretaría de Hacienda y Crédito Público podrá destinar parcial o totalmente los recursos que genere el derecho sobre hidrocarburos para el fondo de estabilización a que se refiere el artículo 256 de la Ley Federal de Derechos para compensar la diferencia entre el monto observado y la citada estimación, antes de destinarlo al Fondo de Estabilización de los Ingresos Petroleros.

Noveno. Con el objeto de agilizar el proceso de desincorporación de las sociedades nacionales de crédito que integraban el Sistema Banrural y optimizar la utilización de recursos, el Servicio de Administración y Enajenación de Bienes, como responsable del proceso respectivo, podrá llevar a cabo su fusión sin mediar propuesta alguna al Ejecutivo Federal, o aplicar otra vía que resulte adecuada para agilizar la referida desincorporación o que beneficie dicho proceso, en términos de la normativa aplicable a dichas entidades y previa resolución favorable de la Comisión Intersecretarial de Desincorporación, para posteriormente continuar con el proceso de desincorporación de la fusionante. En su caso, los recursos remanentes que resulten del proceso de desincorporación de la fusionante se concentrarán en la Tesorería de la Federación.

Décimo. Las regulaciones en materia de importación, producción y comercialización de maíz, fríjol y leche serán las siguientes:

I. Disposiciones en materia de maíz amarillo.

En los casos en que se requiera importar maíz amarillo indispensable para el abasto nacional, que rebasen las cuotas mínimas libres de arancel acordadas por las Partes en los tratados de libre comercio, la Secretaría de Economía y la Secretaría de Agricultura, Ganadería, Desarrollo Rural, Pesca y Alimentación, determinarán el arancel que aplicará a la cuota adicional en consulta con el Consejo Mexicano para el Desarrollo Rural Sustentable y con el Comité Nacional Sistema-Producto Maíz.

En lo referente a su importación, se asegurará no poner en riesgo el suministro de materia prima a los consumidores industriales, pecuarios y formuladores de alimentos balanceados, a la vez que se atiendan los legítimos intereses de los productores primarios. En el marco de estas consideraciones, se aplicarán los criterios de asignación siguientes:



a) Las cuotas mínimas y adicionales se asignarán a la industria, al sector pecuario y de alimentos balanceados que utilizan maíz amarillo.

b) Las cuotas adicionales se otorgarán una vez que los consumidores manifiesten por escrito sus compromisos de compra de granos nacionales en el esquema de agricultura por contrato y/o complementariamente con operaciones de contratos de compra-venta, y éstos queden registrados ante la Secretaría de Agricultura, Ganadería, Desarrollo Rural, Pesca y Alimentación. Los casos de excepción serán resueltos en el Comité Nacional Sistema-Producto Maíz.

c) Para aquellos industriales consumidores de maíz amarillo que acrediten ante Apoyos y Servicios a la Comercialización Agropecuaria (ASERCA/SAGARPA) compromisos de agricultura por contrato o contratos de compra-venta de granos nacionales, equivalentes a por lo menos el 25% del consumo anual auditado de maíz amarillo importado bajo cuota en 2006 o, en su caso, el reportado para la asignación de cupo mínimo de 2007 de maíz importado bajo cuota, se aplicarán los siguientes lineamientos de asignación:

La cantidad de cuota adicional asignada a cada solicitante será el equivalente al consumo anual auditado de maíz en 2006 o, en su caso, el reportado para la asignación de cupo mínimo de 2007 de maíz amarillo, menos la cantidad recibida de cupo mínimo en 2007, menos el 25% del consumo anual auditado de maíz amarillo importado bajo cuota en 2006.

En caso de que los compradores comprueben ante el Comité Nacional Sistema-Producto Maíz que han ofrecido oportunidades de agricultura por contrato que no han sido concretadas, dicho Comité analizará y en su caso solicitará ante las autoridades competentes el otorgamiento de las cuotas adicionales necesarias.

d) Para los solicitantes del Sector Pecuario y de alimentos balanceados, que acrediten ante ASERCA/SAGARPA compromisos de adquisición de granos forrajeros nacionales de por lo menos el 25% del consumo anual auditado de 2006 de maíz amarillo importado bajo cuota o, en su caso, el consumo reportado para la asignación de cupo mínimo de maíz amarillo en 2007, a través de agricultura por contrato o contratos de compra-venta de granos forrajeros nacionales, se aplicarán los siguientes lineamientos de asignación:

La cantidad de cuota adicional asignada a cada solicitante será el equivalente al consumo anual auditado de grano forrajero total de 2006 o, en su caso, el reportado para la asignación del cupo mínimo en 2007, menos la cantidad recibida de cuota mínima en 2007, menos el 25% del consumo anual auditado, reportado para la asignación del cupo mínimo en 2007, de maíz amarillo importado bajo cuota.

Las cantidades que se determinen de acuerdo con los procedimientos señalados en los incisos c) y d) podrán ser incrementadas en caso de una ampliación de la capacidad instalada o utilizada de 2007 respecto a la de 2006. Dicha ampliación, deberá estar debidamente certificada por un auditor externo autorizado.

e) A las empresas que no acrediten los supuestos contenidos en los incisos c) y d), se les asignará una vez el promedio mensual del consumo anual auditado de granos, reportado para la asignación del cupo mínimo en 2007 o consumo anual auditado de granos en 2006, en caso de no haber solicitado cuota mínima en 2007 o no tener antecedentes de importación.

f) El Ejecutivo Federal creará condiciones objetivas mediante el establecimiento de un programa especial para incrementar y fortalecer significativamente la producción de maíz amarillo y granos forrajeros, para asegurar que se cumplan los esquemas de sustitución de importaciones, conversión productiva y agricultura por contrato a través de la Secretaría de Agricultura, Ganadería, Desarrollo Rural, Pesca y Alimentación, por lo que deberá promover con antelación el objetivo de sustituir importaciones



con esquemas de agricultura por contrato o conversión productiva en reuniones regionales entre productores e industriales consumidores, así como los productores pecuarios, de acuerdo con un calendario límite de realización de las reuniones hasta el 31 de mayo para el ciclo primavera-verano, y hasta el 31 de diciembre para el ciclo otoño-invierno. Los contratos de compra-venta se podrán firmar en cualquier época del año.

La promoción consistirá en informar sobre el procedimiento de contratación y acreditación de los contratos de agricultura o de compra-venta, informando a su vez sobre los montos, porcentajes e instrumentos correspondientes a la conversión productiva y agricultura por contrato con base en las Reglas de Operación del Programa correspondiente y sus lineamientos específicos en los siguientes conceptos:

I) Monto del Ingreso Objetivo para los productores cubiertos y regiones.

II) Base en zona de consumo acordada entre los productores, industriales consumidores y la Secretaría de Agricultura, Ganadería, Desarrollo Rural, Pesca y Alimentación.

III) Base regional diferencial para maniobras y fletes cortos de los productores dependiendo de las distancias entre las zonas de producción y las bodegas locales de consumo acreditadas para este propósito.

IV) Precio de indiferencia del maíz amarillo, que tomará en consideración las siguientes definiciones: el precio internacional (CBOT), el tipo de cambio, la base a frontera o puerto de entrada mexicano, los costos aduanales y de internación, la base de puerto de entrada o frontera mexicana a zona de consumo y la base regional. La metodología será publicada en el Diario Oficial de la Federación a más tardar el 31 de marzo de 2007.

V) Apoyo complementario al ingreso que pagará la Secretaría de Agricultura, Ganadería, Desarrollo Rural, Pesca y Alimentación para cubrir el diferencial entre Ingreso Objetivo del Productor y el Precio de agricultura por contrato para proteger la competitividad de la cadena productiva.

Este apoyo se establecerá en lo referente a su monto y plazo de entrega.

VI) Coberturas de precios para garantizar el Ingreso Objetivo del Productor y el Precio de Indiferencia del industrial Consumidor, las cuales deberán otorgarse a los agentes económicos involucrados en la firma de los contratos.

VII) Apoyo a compensación de bases para realizar oportunamente la compensación correspondiente a la parte afectada por fluctuaciones de precio y niveles de base.

VIII) Formato tipo para agricultura por contrato y conversión productiva incluyendo cláusulas de incumplimiento que apliquen penalizaciones y den garantía de abasto, incluyendo las necesarias cuotas adicionales.

g) La Secretaría de Agricultura, Ganadería, Desarrollo Rural, Pesca y Alimentación deberá publicar, en su caso, en el Diario Oficial de la Federación, a más tardar el 15 de febrero para el ciclo primavera-verano y a más tardar el 31 de julio para el ciclo otoño-invierno, las modificaciones a las áreas de influencia logística para efectos del registro de los convenios de agricultura por contrato de granos, así como las Bases en Zona de Consumo y Base Regional.

A las plantas establecidas en los estados de Yucatán, Quintana Roo, Campeche y Tabasco se les asignarán, de la cuota adicional, 5 veces el promedio mensual de consumo auditado de granos forrajeros



del 2006 o, en su caso, el del periodo reportado para la asignación del cupo mínimo de 2007 de maíz amarillo importado bajo cuota.

En el caso de plantas establecidas en otros estados que comprueben ante ASERCA/SAGARPA la imposibilidad de realizar agricultura por contrato, también se les dará el tratamiento antes citado.

h) En el caso de que existan incumplimientos en cantidad y/o calidad especificada en los contratos de agricultura por contrato por parte del vendedor o siniestro que sean dictaminados por SAGARPA, previa consulta con el Comité Nacional Sistema-Producto Maíz, la Secretaría de Economía otorgará oportunamente cupos adicionales equivalentes al volumen del incumplimiento.

i) ASERCA/SAGARPA deberá publicar en el Diario Oficial de la Federación el procedimiento de acreditación al que hacen referencia los incisos c), d) y e) a más tardar el último día hábil de marzo de 2007. Dicho procedimiento estipulará los requisitos específicos que deberán cumplir los solicitantes para poder obtener la acreditación.

La publicación del Acuerdo que regule la asignación de la cuota adicional para el 2007, deberá hacerse a más tardar el 15 de junio y el trámite de asignación no será mayor a diez días hábiles.

II. Disposiciones en materia de importación, producción y comercialización de maíz blanco.

Para el caso de maíz blanco, el Ejecutivo Federal establecerá un arancel no inferior a 18.2% para las importaciones que superen la cuota mínima prevista en el Tratado de Libre Comercio del América del Norte.

No se autorizarán cuotas de importación de maíz blanco en la República Mexicana, excepto en casos comprobados de desabasto nacional para los estados de Baja California, Coahuila, Chihuahua, Nuevo León, Tamaulipas, Veracruz, Yucatán y Chiapas. En los estados en los que se autoricen dichas cuotas, éstas serán asignadas de acuerdo con los lineamientos publicados por la Secretaría de Economía. ASERCA aplicará un esquema de planeación de cosechas regionales y sus zonas de influencia, que garanticen el mejor proceso de comercialización en consulta con productores y comercializadores para el desarrollo equitativo de mercados regionales en el seno el Comité Nacional Sistema-Producto Maíz.

Las cuotas autorizadas de maíz blanco para los estados mencionados en el párrafo anterior serán por un equivalente a cinco veces el consumo mensual promedio auditado en el 2006 y se otorgarán dentro de la cuota mínima, excepto para Chiapas donde dicho cupo será de dos veces el consumo mensual promedio auditado en el 2006 y Yucatán donde dicho cupo será de 10 veces el consumo mensual.

Dichos montos serán reducidos en función de la producción nacional y de los apoyos autorizados por la Secretaría de Agricultura, Ganadería, Desarrollo Rural, Pesca y Alimentación para la movilización de cosechas nacionales y conforme a la metodología de determinación de déficit de abasto regional establecida por la Secretaría de Economía y ASERCA.

Las cantidades previamente determinadas, se podrán incrementar en caso de una ampliación de la capacidad instalada o utilizada de 2007 respecto a la de 2006. Dicha ampliación, deberá estar debidamente certificada por un auditor externo autorizado y referida a los estados de la República Mexicana antes mencionados.

En lo referente al estado de Chiapas, el periodo de importación será del 1 de noviembre al 15 de diciembre.

El Ejecutivo Federal creará una reserva de cuota mínima, para cubrir los requerimientos de importación de maíz blanco para el 2° semestre de 2007; la cual, por estar etiquetada para los



consumidores de esta variedad específica de grano, no interferirá con la asignación de cuotas adicionales para los solicitantes de cupo de maíz amarillo.

En el caso de los proveedores, consumidores o comercializadores, la condición previa a la autorización de cuotas mínimas de importación para el segundo semestre será la celebración de contratos de compra-venta o agricultura por contrato de cosechas nacionales del ciclo anterior.

Los industriales y comercializadores consumidores de maíz blanco presentarán con antelación sus compromisos de adquisición de cosecha nacional, a través de agricultura por contrato o contratos de compra-venta, los cuales deberán quedar registrados ante la Secretaría de Agricultura, Ganadería, Desarrollo Rural, Pesca y Alimentación. Para tal efecto se dará prioridad en el ciclo Primavera-Verano a los estados de Jalisco y Chiapas y en el ciclo Otoño-Invierno a Sinaloa y Tamaulipas, en cuyos casos los contratos se firmarán por el 50% de las compras auditadas en 2006 de cada empresa en dichos estados.

La Secretaría de Agricultura, Ganadería, Desarrollo Rural, Pesca y Alimentación, a través de ASERCA deberá publicar, en su caso, en el Diario Oficial de la Federación a más tardar el 15 de febrero para la cosecha del ciclo agrícola Otoño-Invierno y a más tardar el 31 de julio para la cosecha del ciclo agrícola Primavera-Verano, todos los criterios aplicables al pago de los apoyos correspondientes.

La Secretaría de Agricultura, Ganadería, Desarrollo Rural, Pesca y Alimentación deberá tomar las medidas necesarias para asegurar que el productor, debidamente registrado y autorizado ante la misma, reciba el apoyo complementario al Ingreso Objetivo dentro de los quince días hábiles posteriores a la comprobación de la operación de compra-venta, sin perjuicio de los adelantos que se convengan. Para tal efecto, podrá habilitar a las organizaciones de productores o a la industria como ventanilla de trámite a través de Almacenes Generales de Depósito.

El Gobierno Federal, a través de la Secretaría de Economía y la Secretaría de Agricultura, Ganadería, Desarrollo Rural, Pesca y Alimentación, seguirá apoyando las actividades del Consejo Promotor y Regulador de la Cadena Maíz Tortilla, en el que están representados los diversos sectores que intervienen en dicha cadena. El Consejo seguirá siendo la instancia representativa de consulta para las autoridades en los temas de fomento, producción y comercialización de la cadena maíz-tortilla.

El Precio de Indiferencia del Maíz Blanco en zona de Consumo no será inferior al Precio de Indiferencia del Maíz Amarillo en Zona de Consumo, como se define en el presente precepto. Este precio de indiferencia para maíz blanco será equivalente al precio mínimo de salida a pagar en cada zona de consumo.

III. Disposiciones en materia de importación, producción y comercialización de frijol.

Para el caso del frijol, el Ejecutivo Federal establecerá un arancel no inferior al 11.8% para las importaciones que superen la cuota mínima prevista en el Tratado de Libre Comercio de América del Norte.

Las cuotas mínimas libres de arancel de frijol acordadas por las Partes en los tratados de libre comercio, estarán sujetas a licitación bajo la modalidad de postura ofrecida ganadora. Dicha licitación, en cuanto a las fechas para realizarse, deberá ser concertada entre la Secretaría de Economía, ASERCA y el Sistema Producto Frijol en el mes de enero.

El Ejecutivo Federal creará las condiciones objetivas para asegurar un Programa de Sustitución de Importaciones y Adquisición de frijol de Producción Nacional. Dicho Programa tendrá dos vías de adquisición de frijol de producción nacional, la efectuada mediante el Acopio y Comercialización de ASERCA por 320,000 toneladas y la adquisición hasta por 680,000 toneladas a través de contratos de compra-venta entre los productores y sus Organizaciones Económicas y, de no contar éstas con



capacidad suficiente, a través de Empresas Comercializadoras en los estados de Chiapas, Chihuahua, Durango, Guanajuato, Nayarit, San Luis Potosí, Sinaloa y Zacatecas. Las bases mínimas para ambas formas de adquisición de frijol deberán contener:

a) La integración y registro ante la Secretaría de Agricultura, Ganadería, Desarrollo Rural, Pesca y Alimentación y la Secretaría de Economía, del Padrón de Productores, Organizaciones Económicas y se promoverá la participación de las Empresas de los propios Productores.

b) El precio de compra al Productor en el Programa, que será de $0.50 adicional por kilogramo al Precio de referencia del programa.

c) La Norma de Calidad del Productor para el Programa que tomará como referencia las calidades comerciales, conforme a las normas aplicables.

d) Forma de pago del apoyo complementario por kilogramo, habilitando para tal efecto como ventanilla de trámite a ASERCA, Organizaciones Económicas y Empresas Participantes.

El precio de referencia del programa tomará como base de cálculo el promedio de los precios estimados de entrada de frijol a las principales centrales de abasto del Distrito Federal, Guadalajara y Monterrey, de las variedades de frijol negros, pintos y claros durante 2006 y de los precios del frijol negros, pintos y claros excepto bayo de importación en punto de origen de Estados Unidos de América durante 2006, expresados en pesos mexicanos por kilogramo, aplicando una reducción del 20% para el frijol bayo.

IV.- Disposiciones en materia de leche.

A. Importación de Leche.

De los cupos libres de arancel de la fracción arancelaria 1901.90.05, de conformidad con lo publicado en el Diario Oficial de la Federación del 22 de abril de 2005, se asignarán 5 mil toneladas directamente a LICONSA S.A. de C.V. y las 39 mil 200 restantes a la industria. De las fracciones arancelarias 0402.10.01 y 0402.21.01, correspondientes al Tratado de Libre Comercio de América del Norte y la Organización Mundial de Comercio, se asignarán directamente el 50% a LICONSA, S.A. de C.V., para su Programa de Abasto Social de Leche. El 50% restante de dichas fracciones arancelarias, se asignará de manera directa durante los primeros 60 días de cada semestre del año, a través de la Secretaría de Economía, a la industria del sector privado.

Para la distribución del total de las fracciones arancelarias asignadas a la industria del sector privado se observarán las siguientes reglas:

1. La condición previa para la asignación directa del 81% de los cupos libres de arancel será que cada empresa presente sus consumos auditados de 2006 del volumen de leche fluida, de leche en polvo y de otros sólidos de leche de producción nacional, y de leche en polvo importada, así como sus compromisos de adquisición de leche de producción nacional para 2007, los cuales deberán quedar registrados ante la Secretaría de Economía. Para que un solicitante pueda acceder a dichas cuotas, la participación del consumo de leche en polvo importada, no deberá sobrepasar el 30%. La leche fluida se convertirá a sólidos totales utilizando el factor 8.5.

2. A las empresas que no puedan cubrir el 70% de la compra de leche fluida convertida a sólidos, leche en polvo y otros sólidos de leche de producción nacional de sus consumos totales auditados de productos lácteos, se les asignará directamente el 19% del porcentaje destinado a la industria del sector privado.

Los cupos adicionales equivalentes a un 29.7% de los cupos libres de arancel asignados a LICONSA S.A de C.V. y los equivalentes a un 8.1% de los cupos libres de arancel asignados a la industria privada, señalados en el primer párrafo, serán entregados a los respectivos beneficiarios en el mes de agosto del 2007.

La Secretaría de Hacienda y Crédito Público deberá verificar el origen de las importaciones de lácteos que ingresan al país bajo las preferencias arancelarias establecidas en los tratados de libre comercio vigentes, de las fracciones arancelarias 0402.10.01, 0402.21.01, 0404.10.01 y 1901.90.05, conforme a los procedimientos legales aplicables, informando trimestralmente los resultados al Congreso de la Unión.

B. Participación de LICONSA, S.A. de C.V. en la adquisición de leche de producción nacional

El Ejecutivo Federal promoverá la adquisición de leche de productores nacionales a través de LICONSA, S.A. de C.V.

La leche será adquirida directamente por LICONSA, S.A. de C.V., durante todo el año por un volumen de hasta 500 millones de litros a través de la oferta directa de los productores de leche de vaca, mediante registro de productores.

La adquisición de leche de producción nacional a través de LICONSA, S.A. de C.V., estará limitada a productores de leche pura de vaca que no hayan solicitado, o soliciten en lo individual, o como agrupación, cupos libres de arancel para la importación de leche en polvo o de preparaciones alimentarias con sólidos de leche. Se dará prioridad a la adquisición de leche de productores que no estén integrados como socios a empresas pasteurizadoras o industrializadoras. LICONSA S.A de C.V., no podrá adquirir leche fluida de producción nacional, en el marco de este programa, de empresas industriales ni acopiadoras de leche que hayan solicitado, o soliciten en lo individual, o como agrupación, cupos libres de arancel para la importación de leche en polvo o de preparaciones alimentarias con sólidos de leche.

Las bases mínimas de adquisición de leche serán las siguientes:

a) Registro del Padrón de Productores de Leche de Vaca;

b) La calidad de la leche del productor será con base a leche fría, con referencia en la Norma NMX-F-700-COFOCALEC-2004, Sistema producto leche-alimento lácteo-leche cruda de vaca-especificaciones fisicoquímicas y sanitarias y métodos de prueba, o de aquella Norma que la sustituya o actualice y,

c) El precio de compra al productor se actualizará dentro de los primeros diez días de cada trimestre y será un precio igual a la suma del precio de importación de la leche entera en polvo en aduana mexicana del trimestre inmediato anterior, sin incluir los aranceles de importación, expresado en pesos por kilogramo, dividido entre 8.5 y multiplicado por el factor 1.198.

La base para determinar el precio de importación de la leche entera en polvo en aduana mexicana será el cociente entre el valor y el volumen de las importaciones totales del trimestre inmediato anterior de leche entera en polvo que reporta la Secretaría de Hacienda y Crédito Publico en los reportes mensuales de importación expedidos por la Administración General de Aduanas, que vienen expresados en pesos mexicanos por kilogramo.

La conversión de leche en polvo por litro de leche fluida se obtendrá dividiendo cada kilogramo entre 8.5, que es el factor mundialmente aceptado. El factor 1.198 resulta de la multiplicación del factor 1.08 resultante de los gastos de internación al país y aduanales, fletes y seguro en México, que se tomarán a razón del 8% del costo de la leche entera en polvo reportada por la Administración General de Aduanas y del factor 1.11, que resulta del número entero inferior al arancel vigente durante 2007 que es de 11%.



C. Ordeña por contrato

El Ejecutivo Federal promoverá la adquisición de leche de producción nacional con esquemas de ordeña por contrato hasta por 150 millones de litros anuales, mediante la oferta directa de los productores a las empresas participantes. Para esta modalidad, los padrones de productores y de participantes se registrarán con fecha 31 de marzo del 2007, ante ASERCA, para lo cual dicha institución deberá publicar las bases de acreditación y las reglas de operación.

Las bases mínimas de adquisición de leche serán las siguientes:

a) La calidad de la leche del productor será con base a leche fría con referencia en la Norma NMX-F-700-COFOCALEC-2004, Sistema producto leche-alimento lácteo-leche cruda de vaca-especificaciones fisicoquímicas y sanitarias y métodos de prueba, o de aquella Norma que la sustituya o actualice; y,

b) El precio de compra al productor se actualizará dentro de los primeros tres días de cada trimestre y será un precio igual a la suma del precio de importación de la leche entera en polvo en aduana mexicana sin incluir aranceles a la importación del trimestre inmediato anterior, expresado en pesos por kilogramo, dividido entre 8.5 y multiplicado por el factor 1.198.

La base para determinar el precio de importación de la leche entera en polvo en aduana mexicana será el cociente entre el valor y el volumen de las importaciones totales del trimestre inmediato anterior de leche entera en polvo que reporta la Secretaría de Hacienda y Crédito Publico en los reportes mensuales de importación expedidos por la Administración General de Aduanas que vienen expresados en pesos mexicanos por kilogramo.

La conversión de leche por litro de leche fluida se obtendrá dividiendo cada kilogramo entre 8.5 que es el factor mundialmente aceptado. El factor 1.198 resulta de la multiplicación del factor 1.08 resultante de los gastos de internación al país y aduanales fletes y seguro en México que se tomarán a razón del 8% del costo de la leche entera en polvo reportada por la Administración General de Aduanas y del factor 1.11, que resulta del número entero inferior al arancel vigente durante 2007 que es de 11%.

D. Industrialización de Excedentes

El Ejecutivo Federal a través de la Secretaría de Agricultura, Ganadería, Desarrollo Rural, Pesca y Alimentación, determinará las existencias de excedentes estacionales de leche hasta por 100 millones de litros para proceder a su compra directa e industrialización. Las empresas y productores participantes deberán de acreditar mediante reporte auditado ante la Secretaría de Agricultura, Ganadería, Desarrollo Rural, Pesca y Alimentación que cuentan con la infraestructura necesaria para la industrialización de la leche y la Secretaría deberá verificar que el volumen de compra autorizado coincida con la capacidad instalada.

El Ejecutivo Federal a través de la Secretaría de Agricultura, Ganadería, Desarrollo Rural, Pesca y Alimentación deberá informar al Congreso de la Unión el padrón de empresas y productores participantes, incluyendo su capacidad instalada y los volúmenes programados para compra e industrialización de leche.

El precio de compra al productor se actualizará dentro de los primeros diez días de cada trimestre y será un precio igual a la suma del precio de importación de la leche entera en polvo en aduana mexicana del trimestre inmediato anterior, expresado en pesos por kilogramo, dividido entre 8.5 y multiplicado por el factor 1.198.



La base para determinar el precio de importación de la leche entera en polvo en aduana mexicana será el cociente entre el valor y el volumen de las importaciones totales del trimestre inmediato anterior de leche entera en polvo que reporta la Secretaría de Hacienda y Crédito Publico en los reportes mensuales de importación expedidos por la Administración General de Aduanas que vienen expresados en pesos mexicanos por kilogramo.

La conversión de leche por litro de leche fluida se obtendrá dividiendo cada kilogramo entre 8.5 que es el factor mundialmente aceptado. El factor 1.198 resulta de la multiplicación del factor 1.08 resultante de los gastos de internación al país y aduanales fletes y seguro en México que se tomarán a razón del 8% del costo de la leche entera en polvo reportada por la Administración General de Aduanas y del factor 1.11, que resulta del número entero inferior al arancel vigente durante 2007 que es de 11%.

E. Fomento a la Producción y Comercialización de leche de vaca de origen nacional.

El Ejecutivo Federal a través de la Secretaría de Agricultura, Ganadería Desarrollo Rural, Pesca y Alimentación promoverá consumo de leche de vaca y su incorporación a los programas sociales; la aplicación y vigilancia de la regulación vigente en la materia; la capitalización productiva de las explotaciones lecheras; la crianza de reemplazos de alta calidad genética; el acceso a cupos de importación de granos sin arancel, y otros mecanismos.

En condiciones de emergencia que pongan en peligro el abasto nacional de alguno de los productos a los que se refiere este artículo, el Ejecutivo Federal deberá determinar los aranceles y cuotas extraordinarias, teniendo la obligación de reestablecer los aranceles y las cuotas adicionales de forma inmediata una vez que quede garantizado el abasto nacional, así como de presentar un informe detallado al Congreso de la Unión sobre las condiciones que originaron la emergencia y las medidas adoptadas.

Artículo Décimo Primero. Durante el ejercicio fiscal de 2007, cuando el precio promedio ponderado acumulado del barril del petróleo crudo mexicano no exceda los 50 dólares de los Estados Unidos de América, el Ejecutivo Federal, por conducto de la Secretaría de Hacienda y Crédito Público, transferirá a las Entidades Federativas para gasto en programas y proyectos de inversión en infraestructura y equipamiento, la totalidad de los recursos que se deriven por concepto del Derecho extraordinario sobre la exportación de petróleo crudo a que se refiere el Artículo 257 de la Ley Federal de Derechos, conforme a la estructura porcentual que se derive de la distribución del Fondo General de Participaciones reportado en la Cuenta Pública más reciente.

Si durante el ejercicio fiscal de 2007 el precio promedio ponderado acumulado del barril del petróleo crudo mexicano excede los 50 dólares de Estados Unidos de América, la diferencia entre la recaudación observada por concepto del Derecho extraordinario sobre la exportación de petróleo crudo a que se refiere el Artículo 257 de la Ley Federal de Derechos y la recaudación que corresponda por ese mismo derecho por un precio promedio ponderado acumulado del barril del petróleo crudo mexicano de 50 dólares de los Estados Unidos de América, se destinará al Fondo de Estabilización de los Ingresos de las Entidades Federativas.

La Secretaría hará entregas de anticipos a cuenta de los recursos que deban transferirse a las Entidades Federativas a que se refiere el primer párrafo de este artículo, a más tardar a los 10 días hábiles posteriores al entero trimestral que se efectúe a cuenta del derecho que se refiere el artículo 257 de la Ley Federal de Derechos. Los anticipos correspondientes a cada uno de los trimestres serán por el equivalente al 100 por ciento de los recursos que conforme a este artículo deban transferirse a las Entidades Federativas del pago provisional que a cuenta del referido derecho se realice. El Ejecutivo Federal, por conducto de la Secretaría, establecerá convenios con las Entidades Federativas para definir los mecanismos que permitan ajustar las diferencias que, en su caso, resulten entre los anticipos trimestrales y las cantidades correspondientes al monto total que resulte de aplicar el primer párrafo de



este artículo al monto contenido en la declaración anual relativa al derecho a que hace referencia el Artículo 257 de la Ley Federal de Derechos.

Una vez presentada la declaración anual a que hace referencia el párrafo anterior, la Secretaría realizará los ajustes que correspondan por la diferencia que, en su caso, resulten entre los anticipos trimestrales enterados y el monto anual que corresponda a las Entidades Federativas de conformidad con el primer párrafo de este artículo.

Artículo Décimo Segundo.- Durante el ejercicio Fiscal de 2007, de los recursos que genere el derecho sobre hidrocarburos para el Fondo de Estabilización a que refiere el artículo 256 de la Ley Federal de Derechos, 20,000 millones de pesos se destinarán a financiar programas y proyectos de inversión aprobados en el Presupuesto de Egresos de la Federación. El resto de los recursos se destinará a lo que establecen las leyes Federal de Derechos y Federal de Presupuesto y Responsabilidad Hacendaria.

México, D.F., a 21 de diciembre de 2006.- Sen. **Francisco Arroyo Vieyra**, Vicepresidente.- Dip. **Jorge Zermeño Infante**, Presidente.- Sen. **Renán Cleominio Zoreda Novelo**, Secretario.- Dip. **Antonio Xavier López Adame**, Secretario.- Rúbricas."

En cumplimiento de lo dispuesto por la fracción I del Artículo 89 de la Constitución Política de los Estados Unidos Mexicanos, y para su debida publicación y observancia, expido el presente Decreto en la Residencia del Poder Ejecutivo Federal, en la Ciudad de México, Distrito Federal, a los veintiséis días del mes de diciembre de dos mil seis.- **Felipe de Jesús Calderón Hinojosa**.- Rúbrica.- El Secretario de Gobernación, **Francisco Javier Ramírez Acuña**.- Rúbrica.



PRESUPUESTO DE EGRESOS DE LA FEDERACIÓN PARA EL EJERCICIO FISCAL 2007

TEXTO VIGENTE
Nuevo Presupuesto publicado en el Diario Oficial de la Federación el 28 de diciembre de 2006
Fe de erratas DOF 17-01-2007

Al margen un sello con el Escudo Nacional, que dice: Estados Unidos Mexicanos.- Presidencia de la República.

FELIPE DE JESÚS CALDERÓN HINOJOSA, Presidente de los Estados Unidos Mexicanos, a sus habitantes sabed:

Que la Cámara de Diputados del Honorable Congreso de la Unión, se ha servido dirigirme el siguiente

DECRETO

"LA CÁMARA DE DIPUTADOS DEL HONORABLE CONGRESO DE LA UNIÓN, EN EJERCICIO DE LA FACULTAD QUE LE OTORGA LA FRACCIÓN IV, DEL ARTÍCULO 74 DE LA CONSTITUCIÓN POLÍTICA DE LOS ESTADOS UNIDOS MEXICANOS, D E C R E T A:

PRESUPUESTO DE EGRESOS DE LA FEDERACIÓN PARA EL EJERCICIO FISCAL 2007

TÍTULO PRIMERO
DE LAS ASIGNACIONES DEL PRESUPUESTO DE EGRESOS DE LA FEDERACIÓN

CAPÍTULO I
Disposiciones generales

Artículo 1. El ejercicio, control y la evaluación del gasto público federal para el año 2007, se realizará conforme a lo establecido en la Ley Federal de Presupuesto y Responsabilidad Hacendaria y en las disposiciones que, en el marco de dicha Ley, estén establecidas en otros ordenamientos legales y en este Presupuesto de Egresos.

Artículo 2. La interpretación del presente Decreto, para efectos administrativos y exclusivamente en el ámbito de competencia del Ejecutivo Federal, corresponde a las secretarías de Hacienda y Crédito Público y de la Función Pública, en el ámbito de sus respectivas atribuciones, conforme a las definiciones y conceptos que establece la Ley Federal de Presupuesto y Responsabilidad Hacendaria.

CAPÍTULO II
De las erogaciones

Artículo 3. El gasto neto total previsto en el presente Presupuesto de Egresos, importa la cantidad de $2,260,412,500,000.00 y corresponde al total de los ingresos aprobados en la Ley de Ingresos de la Federación.

Para el presente ejercicio fiscal, se establece como meta el equilibrio presupuestario.

Artículo 4. El gasto neto total se distribuye conforme a lo establecido en los Anexos y Tomos de este Presupuesto de Egresos y se observará lo siguiente:

I. Las erogaciones de los ramos autónomos, administrativos y generales, así como los capítulos específicos que incorporan los flujos de efectivo de las entidades, se distribuyen conforme a lo previsto en el Anexo 1 y los Tomos II a VI de este Presupuesto de Egresos;

II. El capítulo específico que incorpora las erogaciones correspondientes a los gastos obligatorios se incluye en el Anexo 2 de este Decreto;

III. El capítulo específico que incorpora las erogaciones correspondientes a los compromisos plurianuales se incluye en el Anexo 3 de este Decreto;

IV. El capítulo específico que incorpora las erogaciones correspondientes a los compromisos derivados de proyectos de infraestructura productiva de largo plazo se incluye en el Anexo 4 y en el Tomo V de este Presupuesto de Egresos;

V. El capítulo específico que incorpora las previsiones salariales y económicas se incluye en el Anexo 5 de este Decreto y los Tomos III a VI.

Los montos y términos aprobados en este capítulo específico en el Anexo y Tomos del Presupuesto de Egresos, incluyendo las previsiones para contingencias y sus ampliaciones derivadas de adecuaciones presupuestarias y ahorros necesarias durante el ejercicio fiscal para cumplir, en su caso, con las disposiciones laborales aplicables, forman parte de la asignación global a que se refiere el artículo 33 de la Ley Federal de Presupuesto y Responsabilidad Hacendaria;

VI. Los recursos para atender a la población indígena se señalan en el Anexo 6 de este Decreto, en los términos del artículo 2, apartado B, de la Constitución Política de los Estados Unidos Mexicanos;

VII. Los recursos para el Programa Especial Concurrente para el Desarrollo Rural Sustentable se señalan en el Anexo 7 de este Decreto, conforme a lo previsto en el artículo 16 y 69 de la Ley de Desarrollo Rural Sustentable;

VIII. El monto total de los recursos previstos para el Programa de Ciencia y Tecnología, conforme a lo previsto en el artículo 22 de la Ley de Ciencia y Tecnología, se señala en el Anexo 8 de este Decreto;

IX. La suma de recursos destinados a cubrir el costo financiero de la deuda pública del Gobierno Federal; aquél correspondiente a la deuda de las entidades incluidas en el Anexo 1.D. de este Decreto; las erogaciones derivadas de operaciones y programas de saneamiento financiero; así como aquéllas para programas de apoyo a ahorradores y deudores de la banca, se distribuye conforme a lo establecido en el Anexo 9 de este Decreto;

X. Las erogaciones para el Ramo General 23 Provisiones Salariales y Económicas se distribuyen conforme a lo previsto en el Anexo 10 de este Decreto;

XI. Las erogaciones para el Ramo General 25 Previsiones y Aportaciones para los Sistemas de Educación Básica, Normal, Tecnológica y de Adultos se distribuyen conforme a lo previsto en el Anexo 11 de este Decreto.

Las previsiones para servicios personales referidas en el párrafo anterior que se destinen para sufragar las medidas salariales y económicas, deberán ser ejercidas conforme a lo que



establece el artículo 19 de este Decreto y serán entregadas a las entidades federativas a través del Ramo General 33 Aportaciones Federales para Entidades Federativas y Municipios y, sólo en el caso del Distrito Federal, se ejercerán por medio del Ramo General 25 Previsiones y Aportaciones para los Sistemas de Educación Básica, Normal, Tecnológica y de Adultos;

XII. Las erogaciones para el Ramo General 33 Aportaciones Federales para Entidades Federativas y Municipios se distribuyen conforme a lo previsto en el Anexo 12 de este Decreto;

XIII. Las erogaciones previstas para el Fondo de Aportaciones para el Fortalecimiento de las Entidades Federativas se distribuyen conforme a lo establecido en el Anexo 13 de este Decreto;

XIV. Las previsiones para sufragar las erogaciones correspondientes a las medidas salariales y económicas para los Ramos Generales 25 Previsiones y Aportaciones para los Sistemas de Educación Básica, Normal, Tecnológica y de Adultos, y 33 Aportaciones Federales para Entidades Federativas y Municipios, se distribuyen conforme a lo establecido en el Anexo 14 del mismo;

XV. Los límites de percepción ordinaria neta mensual a que se refiere el artículo 20 de este Decreto, se señalan en el Anexo 15 del mismo;

XVI. Los montos máximos de adjudicación directa y los de adjudicación mediante invitación a cuando menos tres personas, de las adquisiciones, arrendamientos, prestación de servicios, obras públicas y servicios relacionados con éstas, serán los señalados en el Anexo 16 de este Decreto;

XVII. Las erogaciones previstas para los programas sujetos a reglas de operación, corresponden a aquéllos señalados en el Anexo 17 de este Decreto;

XVIII. El presupuesto del Programa de Desarrollo Humano Oportunidades se distribuye conforme a lo establecido en el Anexo 18 del mismo, y

XIX. Los principales programas previstos en este Presupuesto de Egresos se detallan en el Anexo 19 de este Decreto.

Artículo 5. El gasto programable previsto en el Anexo 1.C. de este Decreto para el Ramo General 23 Provisiones Salariales y Económicas, se distribuye conforme a lo establecido en el Anexo 10 de este Decreto y se sujeta a las siguientes reglas:

I. Para el presente ejercicio fiscal no se incluyen previsiones para el Programa Erogaciones Contingentes, correspondiente a la partida secreta a que se refiere el artículo 74, fracción IV, párrafo cuarto, de la Constitución Política de los Estados Unidos Mexicanos, y

II. Las dependencias y entidades podrán solicitar autorización a la Secretaría de Hacienda y Crédito Público para que, con cargo a los recursos del Ramo General 23 Provisiones Salariales y Económicas o al mecanismo de pago correspondiente, se apliquen medidas para cubrir una compensación económica a los servidores públicos que decidan concluir en definitiva la prestación de sus servicios en la Administración Pública Federal, sin perjuicio de las prestaciones que les correspondan en materia de seguridad social. Dichas medidas se sujetarán a lo siguiente:

a) Las plazas correspondientes a los servidores públicos que concluyan en definitiva la prestación de sus servicios en la Administración Pública Federal, se cancelarán en los términos de las disposiciones aplicables;

b) Las dependencias, con cargo a los ahorros que generen en sus respectivos presupuestos de servicios personales por la aplicación de las medidas, deberán restituir anualmente y a más tardar en el ejercicio fiscal 2009, en los plazos y condiciones que señalen las disposiciones aplicables, los recursos correspondientes a las compensaciones económicas pagadas a los servidores públicos a su cargo; en caso contrario, el Ejecutivo Federal, por conducto de la Secretaría de Hacienda y Crédito Público, descontará los recursos correspondientes de las ministraciones posteriores de la respectiva dependencia. En los mismos términos, las entidades solicitarán a la Secretaría de Hacienda y Crédito Público las adecuaciones a sus respectivos presupuestos por el monto que hayan utilizado para cubrir las compensaciones a los servidores públicos a su cargo; en caso contrario, dicha Secretaría realizará las adecuaciones presupuestarias por los montos que correspondan;

c) Los recursos restituidos serán destinados a mejorar la meta de balance presupuestario;

d) Los ahorros generados, una vez descontado el monto correspondiente para restituir los recursos utilizados en las medidas a que se refiere esta fracción, podrán destinarse a los programas de la dependencia o entidad que haya generado dicho ahorro y a la implantación y operación del Servicio Profesional de Carrera en la Administración Pública Federal, siempre y cuando no implique la creación de plazas ni la contratación de personal eventual o de personas físicas por honorarios ni puestos de libre designación ni aumente el presupuesto regularizable de los subsecuentes ejercicios fiscales;

e) El Ejecutivo Federal reportará en los Informes Trimestrales sobre el ejercicio de los recursos a que se refiere esta fracción.

En su caso, las medidas a que se refiere esta fracción podrán autorizarse para la liquidación de los servidores públicos que correspondan y los gastos asociados a ésta, así como a los pagos que se originen como consecuencia de la desincorporación de entidades o de la eliminación de unidades administrativas de las dependencias, en los términos de las disposiciones aplicables, sujetándose en lo conducente a lo dispuesto en los incisos de esta fracción.

Los Poderes Legislativo y Judicial, así como los entes autónomos, podrán aplicar las medidas a que se refiere esta fracción, previo convenio que celebren con la Secretaría de Hacienda y Crédito Público, siempre y cuando cancelen las plazas correspondientes y restituyan los recursos en los términos del inciso b) de esta fracción; asimismo, podrán destinar los ahorros que resulten a sus programas, siempre y cuando no implique la creación de plazas ni la contratación de personal eventual o de personas físicas por honorarios ni aumente el presupuesto regularizable de los subsecuentes ejercicios fiscales. Las medidas previstas en esta fracción podrán aplicarse, en los mismos términos, al personal federalizado de los sectores educación y de salud, previo convenio que celebre el Ejecutivo Federal, por conducto de las dependencias competentes, con las entidades federativas, previa autorización de la Secretaría de Hacienda y Crédito Público.

CAPÍTULO III
De las entidades de control directo

Artículo 6. Petróleos Mexicanos, en el ejercicio de su presupuesto consolidado se sujetará a las metas de balance de operación, primario y financiero que comprometa ante la Secretaría de Hacienda y



Crédito Público en términos de lo establecido en el Tomo V de este Presupuesto de Egresos, y a lo siguiente:

I. A efecto de que Petróleos Mexicanos mantenga sus metas y pueda tomar medidas en caso de que durante el ejercicio se presente una disminución de los ingresos netos previstos en su presupuesto por condiciones de mercado, deberá apegarse a lo dispuesto en el artículo 21 de la Ley Federal de Presupuesto y Responsabilidad Hacendaria. Asimismo, para efectos de la evaluación de estas metas se tomarán en cuenta las siguientes consideraciones:

a) La cantidad que exceda del monto correspondiente a la importación de mercancía para reventa, incluyendo el costo de maquila por $104,246,464,916.00, no se considerará para evaluar el cumplimiento de las metas de balance de operación, primario y financiero;

b) En caso de que durante el ejercicio fiscal, se presenten retrasos en la cobranza por ventas de combustibles realizadas a organismos públicos del sector eléctrico, dicho retraso no se considerará para evaluar las metas de balance de operación, primario y financiero.

En caso de que dichas condiciones sean ajenas a la operación de esta entidad, la Secretaría de Hacienda y Crédito Público determinará el mecanismo para evaluar las metas de balance de operación, primario y financiero;

II. Petróleos Mexicanos podrá realizar erogaciones adicionales, en el caso de que los ingresos petroleros excedan los proyectados en el artículo 1, fracción VII, numeral 1, inciso A, de la Ley de Ingresos de la Federación, en los términos del artículo 19 de la Ley Federal de Presupuesto y Responsabilidad Hacendaria;

III. Las medidas de compensación a que se refieren las fracciones I y II de este artículo, deberán realizarse con la autorización de la Secretaría de Hacienda y Crédito Público para efectos de la situación de las finanzas públicas, observando las metas de balance de operación, primario y financiero de Petróleos Mexicanos.

Petróleos Mexicanos deberá informar a la Secretaría de Hacienda y Crédito Público sobre el comportamiento mensual de los balances de operación, primario y financiero, dentro de los 25 días hábiles siguientes a la terminación del mes, y

IV. Para fines del cumplimiento de los balances de operación, primario y financiero, trimestrales y anuales, Petróleos Mexicanos, con la aprobación de su órgano de gobierno, deberá:

a) Informar mensualmente a la Secretaría de Hacienda y Crédito Público los ingresos netos obtenidos en su flujo de presupuesto;

b) Realizar el registro de las adecuaciones presupuestarias externas en forma consolidada. Las adecuaciones externas de los organismos subsidiarios y empresas filiales, deberán ser solicitadas a la Secretaría de Hacienda y Crédito Público conforme a las disposiciones establecidas;

c) Establecer sus propias medidas de racionalidad, austeridad y disciplina presupuestaria, así como otras medidas equivalentes cuando menos a las señaladas en el artículo 15 de este Decreto y conforme a lo establecido en el artículo 61 de la Ley Federal de Presupuesto y Responsabilidad Hacendaria.

Los montos del Anexo 1.D. de este Decreto incluyen las previsiones de Petróleos Mexicanos para cubrir las obligaciones correspondientes a la inversión física y al costo financiero de los proyectos de infraestructura productiva de largo plazo, a que se refiere el artículo 24 de este Decreto.

Los montos para Petróleos Mexicanos incluyen las previsiones necesarias de gasto corriente para cubrir las obligaciones de cargos fijos correspondientes a los contratos de suministro de bienes o servicios a que se refiere el artículo 32, fracción II, de la Ley Federal de Presupuesto y Responsabilidad Hacendaria. Las previsiones de cargos fijos para cada uno de los proyectos se presentan en el Tomo V de este Presupuesto de Egresos.

La cifra que señala el Anexo 1.D. de este Decreto, la cual comprende las erogaciones de los organismos subsidiarios de Petróleos Mexicanos, no incluye operaciones realizadas entre ellos.

El titular y los servidores públicos competentes de Petróleos Mexicanos deberán cumplir con las metas de balance de operación, primario y financiero y con el presupuesto autorizado de la entidad.

Artículo 7. El Instituto de Seguridad y Servicios Sociales de los Trabajadores del Estado, la Comisión Federal de Electricidad y Luz y Fuerza del Centro, deberán apegarse a lo dispuesto en el artículo 22 de la Ley Federal de Presupuesto y Responsabilidad Hacendaria. En el caso de estas últimas, sus erogaciones se sujetarán adicionalmente a lo siguiente:

I. Los montos señalados en el Anexo 1.D. de este Decreto para la Comisión Federal de Electricidad incluyen previsiones para cubrir obligaciones correspondientes a la inversión física y al costo financiero de los proyectos de infraestructura productiva de largo plazo, a que se refiere el artículo 24 de este Decreto. También incluyen las previsiones necesarias de gasto corriente para cubrir las obligaciones de cargos fijos correspondientes a los contratos de suministro de bienes o servicios a que se refiere el artículo 32, fracción II, de la Ley Federal de Presupuesto y Responsabilidad Hacendaria. Las previsiones de cargos fijos para cada uno de los proyectos se presentan en el Tomo V de este Presupuesto de Egresos;

II. El monto señalado en el Anexo 1.D. de este Decreto para Luz y Fuerza del Centro refleja el monto neto, por lo que no incluye las erogaciones por concepto de compra de energía a la Comisión Federal de Electricidad;

III. La cantidad que el Anexo 1.D. de este Decreto destina para la Comisión Federal de Electricidad, refleja el monto neto sin incluir erogación alguna por concepto de aprovechamientos, así como ninguna transferencia del Gobierno Federal para el otorgamiento de subsidios;

IV. La Comisión Federal de Electricidad y Luz y Fuerza del Centro, dentro de los primeros dos meses del año, deberán informar a la Cámara de Diputados sobre los subsidios otorgados en el 2006 a los consumidores, diferenciando cada una de las tarifas eléctricas, y

V. A más tardar el 15 de febrero de 2007, Luz y Fuerza del Centro deberá presentar a la Secretaría de Energía, un programa de acciones para lograr una meta anual de recuperación de sus pérdidas no técnicas de 20% del monto total de las mismas. Luz y Fuerza del Centro podrá disponer bimestralmente los montos recuperados para sus requerimientos de inversión, de conformidad con las normas que para el efecto emita la Secretaría de Hacienda y Crédito Público.



Luz y Fuerza del Centro deberá enviar a la Cámara de Diputados y a la Auditoría Superior de la Federación tanto el programa a que se refiere esta fracción, como un informe semestral de los resultados de su aplicación.

Los titulares y los servidores públicos competentes de las entidades a que se refiere este artículo deberán cumplir, según corresponda, con las metas de balance de operación, primario y financiero, así como con los presupuestos autorizados de dichas entidades.

Artículo 8. Conforme al artículo 272 de la Ley del Seguro Social, el gasto programable del Instituto Mexicano del Seguro Social será de $237,801,900,000.00. El Gobierno Federal aportará al Instituto la cantidad de $41,274,000,000.00, como aportaciones para los seguros; la cantidad de $61,709,700,000.00, para cubrir las pensiones en curso de pago derivadas del artículo Duodécimo Transitorio de la Ley del Seguro Social publicado en el Diario Oficial de la Federación el 21 de diciembre de 1995; la cantidad de $1,846,000,000.00 para que, en los términos del artículo 141 de dicha Ley, la cuantía de la pensión por invalidez alcance el monto previsto como pensión garantizada; y, en los términos del artículo 277 C, último párrafo, de la ley citada, la cantidad de $3,000,000,000.00 por concepto del subsidio para los programas para la promoción del empleo.

Durante el ejercicio fiscal de 2007, el Instituto Mexicano del Seguro Social deberá destinar a las Reservas Financieras y Actuariales de los seguros y a la Reserva General Financiera y Actuarial, así como al Fondo para el Cumplimiento de Obligaciones Laborales de Carácter Legal o Contractual, a que se refieren los artículos 280, fracciones III y IV, y 286 K, respectivamente, de la Ley del Seguro Social, la cantidad de $20,000,000,000.00, a fin de garantizar el debido y oportuno cumplimiento de las obligaciones que contraiga, derivadas del pago de beneficios y la prestación de servicios relativos a los seguros que se establecen en dicha ley; así como para hacer frente a las obligaciones laborales que contraiga, ya sea por disposición legal o contractual para con sus trabajadores.

Para los efectos del artículo 277 G de la Ley del Seguro Social, el Instituto Mexicano del Seguro Social deberá sujetarse a las normas de austeridad y disciplina presupuestaria contenidas en este Decreto, en los términos propuestos por el Consejo Técnico de dicho Instituto, las cuales se aplicarán sin afectar con ellas el servicio público que está obligado a prestar a sus derechohabientes; asimismo, conforme al mismo artículo 277 G, dichas normas no deberán afectar las metas de constitución o incremento de reservas establecidas en este Decreto.

El titular y los servidores públicos competentes del Instituto Mexicano del Seguro Social serán responsables de que el ejercicio del gasto de dicho Instituto se sujete a los montos autorizados para cubrir su gasto programable y para las reservas y el fondo a que se refiere este artículo.

TÍTULO SEGUNDO
DEL FEDERALISMO

CAPÍTULO ÚNICO
De los recursos federales transferidos a las entidades federativas y a los municipios

Artículo 9. Los recursos federales aprobados en este Presupuesto de Egresos para ser transferidos a las entidades federativas y, por conducto de éstas, a los municipios y las demarcaciones territoriales del Distrito Federal se sujetarán a las reglas siguientes:

I. En los términos del Capítulo V de la Ley de Coordinación Fiscal, el gasto programable previsto para el Ramo General 33 Aportaciones Federales para Entidades Federativas y Municipios a que se refiere el Anexo 1.C. de este Decreto, se distribuye conforme a lo establecido en los Anexos 12 y 13 del mismo.

El resultado de la distribución entre las entidades federativas, de los recursos que integran los fondos del Ramo General a que se refiere esta fracción, se presenta en el Tomo IV de este Presupuesto de Egresos, con excepción del Fondo de Aportaciones para la Seguridad Pública de los Estados y del Distrito Federal, cuya distribución se realizará conforme a lo dispuesto en el artículo 44 de la Ley de Coordinación Fiscal.

Conforme a lo dispuesto en el artículo 33, fracción IV, de la Ley de Coordinación Fiscal, el ejercicio de los recursos del Fondo de Aportaciones para la Infraestructura Social, será informado por las entidades federativas al Ejecutivo Federal, por conducto de la Secretaría de Desarrollo Social. Dicha información incluirá el reporte por cada municipio en el caso del Fondo de Aportaciones para la Infraestructura Social Municipal. La Secretaría de Desarrollo Social remitirá trimestralmente dicha información a la Comisión de Desarrollo Social de la Cámara de Diputados;

II. El ejercicio de los recursos federales correspondientes a subsidios y a los convenios de coordinación en materia de descentralización o reasignación, deberá informarse trimestralmente por las entidades federativas al Ejecutivo Federal, por conducto de la dependencia competente, a través del formato único que para tal efecto emita y publique la Secretaría de Hacienda y Crédito Público en el Diario Oficial de la Federación, a más tardar el último día hábil de enero.

Para tal efecto, las entidades federativas reportarán tanto la información relativa a la entidad federativa, como aquélla de sus respectivos municipios o demarcaciones territoriales para el caso del Distrito Federal, y remitirán la información consolidada a más tardar a los 20 días naturales posteriores a la conclusión del trimestre, en los términos y condiciones que establezca la Secretaría de Hacienda y Crédito Público.

El Ejecutivo Federal, por conducto de la Secretaría de Hacienda y Crédito Público, incluirá los reportes señalados en el párrafo anterior en los informes trimestrales que deben entregarse al Congreso de la Unión en los términos del artículo 107, fracción I, de la Ley Federal de Presupuesto y Responsabilidad Hacendaria; asimismo, pondrá dicha información a disposición para consulta en su página electrónica de Internet, la cual deberá actualizar a más tardar en la fecha en que el Ejecutivo Federal entregue los citados informes.

En relación con la aplicación de estos recursos, las entidades federativas, los municipios y demarcaciones territoriales del Distrito Federal, publicarán dichos informes en los órganos locales de difusión y los pondrán a disposición del público en general a través de sus respectivas páginas electrónicas de Internet o de otros medios locales de difusión, a más tardar a los 5 días hábiles posteriores a la fecha señalada en el párrafo anterior.

III. Las dependencias y entidades sólo podrán transferir recursos federales a las entidades federativas, a los municipios y a las demarcaciones territoriales del Distrito Federal, a través de las tesorerías de las entidades federativas;

IV. En caso de que en los términos de la Ley Federal de Presupuesto y Responsabilidad Hacendaria, deban realizarse ajustes o adecuaciones al Presupuesto de Egresos durante el ejercicio fiscal, una vez que se realicen las compensaciones previstas en la misma y, en su caso, una vez utilizados los recursos de las reservas que correspondan en términos de dicha Ley, los ajustes que fueran necesarios realizar a los recursos federales destinados a las entidades federativas deberán efectuarse de manera proporcional a los demás ajustes al Presupuesto de Egresos, y



V. A cuenta del monto anual de los ingresos excedentes a que se refiere el artículo 19, fracción IV, inciso d) de la Ley Federal de Presupuesto y Responsabilidad Hacendaria, la Secretaría de Hacienda y Crédito Público transferirá a las entidades federativas para gastos en programas y proyectos de inversión en infraestructura y equipamiento, conforme a la estructura porcentual que se derive de la distribución del Fondo General de Participaciones reportado en la Cuenta Pública más reciente, anticipos cada trimestre dentro de los 10 días hábiles siguientes a la entrega de los informes trimestrales, conforme a lo siguiente:

a) El anticipo correspondiente al primer trimestre será por el equivalente al 75 por ciento de la cantidad que corresponda del monto total determinado para dicho periodo;

b) El anticipo correspondiente al primer semestre será por el equivalente al 75 por ciento de la cantidad que corresponda del monto total determinado para dicho periodo, descontando el anticipo correspondiente al primer trimestre;

c) El anticipo correspondiente al tercer trimestre será por el equivalente al 75 por ciento de la cantidad que corresponda del monto total determinado para dicho periodo, descontando los anticipos correspondientes en los incisos a) y b) anteriores, y

d) El pago correspondiente al cierre anual será por el equivalente al 100 por ciento de la cantidad que corresponda del monto total determinado para dicho periodo, descontando los anticipos correspondientes a los incisos a), b) y c) anteriores y observando lo dispuesto en los siguientes párrafos.

A más tardar el 26 de diciembre la Secretaría de Hacienda y Crédito Público, con base en las cifras preliminares al mes de noviembre y la estimación del cierre anual de las finanzas públicas, calculará los recursos excedentes anuales, los cuales se depositarán a más tardar el último día hábil del año.

El Ejecutivo Federal, por conducto de la Secretaría de Hacienda y Crédito Público, establecerá convenios con las entidades federativas para definir los mecanismos que permitan ajustar las diferencias que, en su caso, resulten entre los anticipos trimestrales y las cantidades correspondientes al monto anual definitivo presentado en el informe correspondiente al cuarto trimestre de 2007.

Artículo 10. Para la revisión del ejercicio de los recursos federales realizado por las entidades federativas y, en su caso, por los municipios y las demarcaciones territoriales del Distrito Federal, la Auditoría Superior de la Federación fiscalizará dichos recursos en los términos de los artículos 16, fracciones I y XVIII, 33 y 34 de la Ley de Fiscalización Superior de la Federación.

La Auditoría Superior de la Federación deberá publicar en el Diario Oficial de la Federación, a más tardar el último día hábil de febrero, las reglas de operación del Programa para la Fiscalización del Gasto Federalizado, el cual tendrá por objeto fortalecer el alcance, profundidad, calidad y seguimiento de las revisiones al ejercicio de los recursos correspondientes al Ramo General 33 Aportaciones Federales para Entidades Federativas y Municipios, así como a los recursos federales aprobados en este Presupuesto de Egresos para ser transferidos a las entidades federativas y, por conducto de éstas, a los municipios y las demarcaciones territoriales del Distrito Federal, correspondientes a subsidios y a los convenios de coordinación en materia de descentralización o reasignación.

Para tal efecto, la Auditoría deberá enviar para opinión de la Comisión de Presupuesto y Cuenta Pública de la Cámara de Diputados, a través de la Comisión de Vigilancia de la Auditoría Superior de la

Federación de dicha Cámara, el proyecto de convenio y de reglas de operación del Programa de Fiscalización del Gasto Federalizado a más tardar el último día hábil de enero.

Las reglas de operación del Programa deberán contener los criterios normativos y metodológicos para las auditorías, así como los procedimientos y métodos necesarios para la revisión y fiscalización de los recursos federales, en las que participarán los órganos técnicos de fiscalización de las legislaturas locales.

Los subsidios aprobados en este Presupuesto de Egresos para el Programa para la Fiscalización del Gasto Federalizado, así como los recursos a que se refiere el artículo 82, fracción XI, de la Ley Federal de Presupuesto y Responsabilidad Hacendaria, destinados a la fiscalización de los recursos federales transferidos a las entidades federativas a través de convenios de reasignación, deberán sujetarse para su aplicación a las reglas de operación de dicho Programa.

Los subsidios del Programa para la Fiscalización del Gasto Federalizado y aquellos recursos ministrados a las entidades federativas a través de los convenios a que hace referencia el párrafo anterior, deberán destinarse exclusivamente para actividades relacionadas directamente con la revisión y fiscalización de los recursos federales a que se refiere el presente artículo, por lo que no podrán destinarse para la adquisición o arrendamiento de bienes inmuebles ni muebles de oficina distintos a equipos informáticos.

La distribución por entidad federativa de los subsidios del Programa para la Fiscalización del Gasto Federalizado deberá ser publicada en el Diario Oficial de la Federación y en el periódico oficial de la entidad federativa que corresponda, junto con las reglas de operación de dicho Programa. Dichos subsidios serán ministrados por la Tesorería de la Federación a los órganos técnicos de fiscalización de las legislaturas locales, a través de las tesorerías de las entidades federativas, en los términos de los convenios previamente suscritos entre éstos y la Auditoría Superior de la Federación. Los subsidios del Programa que, al final del ejercicio, no hayan sido devengados por dichos órganos, deberán concentrarse invariablemente en la Tesorería de la Federación.

La Auditoría Superior de la Federación y los órganos técnicos de fiscalización de las legislaturas locales deberán publicar en sus respectivas páginas de Internet informes trimestrales sobre la aplicación de los recursos de dicho Programa, en los términos que establezcan las reglas de operación del mismo.

Los subsidios del Programa para la Fiscalización del Gasto Federalizado equivalen al uno al millar del monto total para el Ramo General 33 Aportaciones Federales para Entidades Federativas y Municipios, aprobado en el Presupuesto de Egresos del año 2006, y se distribuirán entre las entidades federativas, considerando como factor de equidad 6 millones de pesos para cada una de ellas, y el resto en proporción directa a los recursos aprobados en el Presupuesto de Egresos del año 2006 para cada entidad federativa, del Ramo General 33 Aportaciones Federales para Entidades Federativas y Municipios.

Los recursos del Programa para la Fiscalización del Gasto Federalizado que reciban los órganos técnicos de fiscalización de las legislaturas locales deberán aplicarse, por lo menos en un 33 por ciento, para la fiscalización de los recursos correspondientes a los fondos de aportaciones para la Infraestructura Social Municipal y para el Fortalecimiento de los Municipios y de las Demarcaciones Territoriales del Distrito Federal.

La Auditoría Superior de la Federación deberá contemplar en el contenido de su Programa Anual de Auditorías, Visitas e Inspecciones, aquéllas que se prevea realizar por los órganos técnicos de fiscalización de las legislaturas locales con recursos del Programa para la Fiscalización del Gasto Federalizado. El cumplimiento de los objetivos del Programa Anual de Auditorías deberá ser informado



en el mes de septiembre a la Comisión de Vigilancia de la Auditoría Superior de la Federación, a efecto de que ésta cuente con elementos para realizar la evaluación a que se refiere la fracción VII del artículo 67 de la Ley de Fiscalización Superior de la Federación. Asimismo, la Comisión de Vigilancia de la Auditoría Superior de la Federación, deberá remitir a la Comisión de Presupuesto y Cuenta Pública de la Cámara de Diputados a más tardar el primer día hábil de octubre, información relevante respecto al cumplimiento de los objetivos del Programa para la Fiscalización del Gasto Federalizado, a fin de considerarla para la aprobación del Presupuesto de Egresos de la Federación del siguiente ejercicio fiscal.

La Auditoría Superior de la Federación y la Secretaría de la Función Pública deberán coordinarse a efecto de evitar la duplicidad de acciones y recursos en el desarrollo de las auditorías que se realizan a los gobiernos de las entidades federativas, con motivo del ejercicio de recursos federales.

TÍTULO TERCERO
DE LOS LINEAMIENTOS GENERALES PARA EL EJERCICIO FISCAL

CAPÍTULO I
Disposiciones generales

Artículo 11. Las dependencias y entidades, conforme al sistema de compensación de créditos y adeudos a que se refiere el artículo 73 de la Ley del Servicio de Tesorería de la Federación y sin exceder sus presupuestos autorizados, responderán de las cargas financieras que se causen por no cubrir oportunamente los adeudos no fiscales contraídos entre sí, las cuales se calcularán a la tasa anual que resulte de sumar 5 puntos porcentuales al promedio de las tasas anuales de rendimiento equivalentes a las de descuento de los Certificados de la Tesorería de la Federación a 28 días, en colocación primaria, emitidos durante el mes inmediato anterior a la fecha del ciclo compensatorio.

La Secretaría de Hacienda y Crédito Público analizando los objetivos macroeconómicos y la situación de las finanzas públicas, podrá autorizar compensaciones presupuestarias entre dependencias y entidades, y entre estas últimas, correspondientes a sus ingresos y egresos, cuando las mismas cubran obligaciones entre sí derivadas de variaciones respecto de la Ley de Ingresos de la Federación y este Presupuesto de Egresos en los precios y volúmenes de los bienes y servicios adquiridos por las mismas, siempre y cuando el importe del pago con cargo al presupuesto del deudor sea igual al ingreso que se registre en las distintas fracciones del artículo 1 de la Ley de Ingresos de la Federación o, en su caso, que dicho importe no pueda cubrirse con ingresos adicionales de la entidad a consecuencia del otorgamiento de subsidios en los precios de los bienes o servicios por parte de la entidad deudora.

La Secretaría de Hacienda y Crédito Público podrá autorizar compensaciones para el pago de obligaciones fiscales de ejercicios anteriores y sus accesorios, siempre que las mismas se realicen durante el presente ejercicio fiscal.

Los ingresos que se perciban por las operaciones a que se refiere este artículo, no se considerarán para efectos del cálculo de los ingresos en los términos del artículo 13 de este Decreto.

Artículo 12. Los recursos a que se refieren los artículos 254 Bis y 254 Ter de la Ley Federal de Derechos se sujetarán a lo siguiente:

I. Los ingresos que resulten del Derecho para el Fondo de Investigación Científica y Tecnológica en materia de energía, a que se refiere el artículo 254 Bis de la Ley Federal de Derechos, se destinarán al Instituto Mexicano del Petróleo y se aplicarán exclusivamente para la investigación científica y desarrollo tecnológico requerido por las industrias petrolera,



petroquímica y química, a través del fideicomiso constituido para tal efecto, sujetándose a las reglas establecidas por la Secretaría de Hacienda y Crédito Público, y

II. Los ingresos que resulten del Derecho para la fiscalización petrolera, a que se refiere el artículo 254 Ter de la Ley Federal de Derechos, se destinarán, sin requerir autorización de la Secretaría de Hacienda y Crédito Público, a la Auditoría Superior de la Federación, a través del ramo correspondiente y se aplicarán para fiscalizar el Fondo de Aportaciones para el Fortalecimiento de las Entidades Federativas, así como el programa multianual de racionalización de costos en servicios personales y operativos de Petróleos Mexicanos y el ejercicio de sus programas prioritarios. La Auditoría informará sobre el resultado de la fiscalización a las comisiones de Vigilancia de la Auditoría Superior de la Federación y de Presupuesto y Cuenta Pública de la Cámara de Diputados. La Secretaría de Hacienda y Crédito Público hará entrega de anticipos a cargo de este Derecho a más tardar a los diez días hábiles posteriores al entero que realice Petróleos Mexicanos y sus organismos subsidiarios, en los términos del artículo 254 Ter de la Ley Federal de Derechos; la Auditoría Superior de la Federación informará a la Secretaría de Hacienda y Crédito Público sobre su ejercicio.

Artículo 13. Los ingresos que, en su caso, se obtengan en exceso a los previstos para el presente ejercicio fiscal en la Ley de Ingresos de la Federación y los excedentes de ingresos propios de las entidades, deberán destinarse conforme a lo establecido en el artículo 19 de la Ley Federal de Presupuesto y Responsabilidad Hacendaria.

Los ingresos excedentes a que se refiere el artículo 19, fracción V, inciso a), de la Ley Federal de Presupuesto y Responsabilidad Hacendaria, deberán destinarse a los programas y proyectos registrados en la cartera de inversión a que se refiere el artículo 34, fracción III, de dicha Ley, y a los programas de desarrollo rural, agropecuario y social.

Las operaciones compensadas a que se refiere el artículo 11 de este Decreto no se sujetarán a lo previsto en el presente artículo.

Artículo 14. Los recursos correspondientes a los subejercicios que no sean subsanados en el plazo que establece el artículo 23, último párrafo, de la Ley Federal de Presupuesto y Responsabilidad Hacendaria, serán reasignados a los programas y proyectos registrados en la cartera de inversión a que se refiere el artículo 34, fracción III, del mismo ordenamiento y a los programas sociales.

CAPÍTULO II
De las disposiciones de austeridad, mejora y modernización de la gestión pública

Artículo 15. El Ejecutivo Federal, conforme a lo dispuesto en el artículo 61 de la Ley Federal de Presupuesto y Responsabilidad Hacendaria y a las medidas de austeridad y disciplina del gasto de la Administración Pública Federal establecidas por el Ejecutivo Federal, reportará a la Cámara de Diputados, a través de los Informes Trimestrales, las acciones realizadas en cumplimiento del ajuste en el gasto destinado a las actividades administrativas y de apoyo y en el presupuesto regularizable de servicios personales, por el monto de $25,500,000,000.00 que ya está contemplado en este Presupuesto de Egresos; en su caso, informará los ahorros adicionales generados en el periodo correspondiente.

Para tal efecto, las dependencias y entidades reportarán trimestralmente a las secretarías de Hacienda y Crédito Público y de la Función Pública, las acciones adoptadas y, en su caso, los ahorros adicionales generados. Dichas secretarías tomarán, en el ámbito de sus respectivas competencias, las medidas que procedan para que se cumpla lo dispuesto en este artículo.

En el presente ejercicio fiscal no se otorgarán incrementos salariales a los servidores públicos de mando de las dependencias y entidades ni a los niveles homólogos.

Los Poderes Legislativo y Judicial, así como los entes autónomos, deberán implantar medidas, en lo conducente, equivalentes a las aplicables en las dependencias y entidades, respecto a la reducción del gasto destinado a las actividades administrativas y de apoyo y del presupuesto regularizable de servicios personales, para lo cual publicarán en el Diario Oficial de la Federación, a más tardar el último día hábil de febrero sus respectivos lineamientos y el monto correspondiente a la meta de ahorro; asimismo, reportarán las medidas que hayan adoptado y los montos de ahorros obtenidos en los Informes Trimestrales. Dichos reportes serán considerados por la Comisión de Presupuesto y Cuenta Pública de la Cámara de Diputados en el proceso de análisis y aprobación de las erogaciones correspondientes al Presupuesto de Egresos para el siguiente ejercicio fiscal. Los ahorros generados durante el ejercicio fiscal, podrán destinarse a los programas prioritarios del ejecutor de gasto que los genere, de conformidad con el artículo 61 de la Ley Federal de Presupuesto y Responsabilidad Hacendaria, siempre y cuando no se destine a gasto corriente ni implique la creación de plazas o la contratación de personal por honorarios, y sin aumentar el presupuesto regularizable de los subsecuentes ejercicios fiscales en el concepto de gasto correspondiente. En el caso del Instituto Federal Electoral todas las medidas de reducción que deba llevar a cabo conforme a lo señalado en el Anexo 20 de este Decreto y las demás que realice durante el ejercicio, afectarán exclusivamente las partidas del gasto de operación del Instituto que ejerce directamente el mismo, sin afectar las prerrogativas que correspondan conforme a la ley.

Los Poderes Legislativo, Ejecutivo y Judicial, así como los entes autónomos deberán tomar las siguientes medidas en adición a lo señalado en este artículo:

I. Abstenerse de contraer obligaciones en materia de servicios personales que rebasen el presupuesto autorizado;

II. En la contratación de bienes, servicios y obras públicas deberán establecer acciones para generar ahorros, y

III. Las oficialías mayores o equivalentes deberán sujetarse al manual único de procesos administrativos que emitan las secretarías de Hacienda y Crédito Público y de la Función Pública y, en el caso de los Poderes Legislativo y Judicial, así como los entes autónomos, los que emitan sus respectivos órganos competentes. Lo anterior, con el fin de simplificar los trámites en la gestión de los recursos humanos, materiales y financieros.

Artículo 16. Las dependencias y entidades deberán cumplir con los compromisos e indicadores del desempeño de las medidas para promover la modernización de la gestión pública en la Administración Pública Federal por medio de acciones que mejoren la eficiencia y eficacia, y reduzcan costos de los servicios públicos. Dichas acciones deberán orientarse a lograr mejoras continuas de mediano plazo que permitan, como mínimo, medir con base anual su progreso.

Los compromisos respecto de las acciones a que se refiere este artículo deberán formalizarse por los titulares de las dependencias y entidades a más tardar en el mes de abril y se reportarán a partir del segundo Informe Trimestral.

Artículo 17. Las dependencias y entidades deberán incorporarse al Programa de Cadenas Productivas de Nacional Financiera, S.N.C., y dar de alta en el mismo la totalidad de las cuentas por pagar a sus proveedores en adquisiciones de bienes y servicios, arrendamientos y obra pública, con el propósito de dar mayor certidumbre, transparencia y eficiencia en los pagos.

Los plazos para cumplir lo dispuesto en el párrafo anterior, son los siguientes:

I. Las dependencias, a más tardar el último día hábil de abril;

II. La entidades de control directo, a más tardar el último día hábil de junio, y

III. Las entidades de control indirecto, a más tardar el último día hábil de agosto.

Nacional Financiera, S.N.C. deberá coordinarse con el Banco Nacional de Obras y Servicios Públicos S.N.C., a fin de establecer los mecanismos para que los financiamientos que se concreten a través de este Programa, relacionados con la realización de obras de infraestructura y servicios públicos relacionados se efectúen con recursos de esta última institución.

Nacional Financiera, S.N.C., con el apoyo de las dependencias y entidades, promoverá la utilización del Programa de Cadenas Productivas con los proveedores del sector público y reportará en los Informes Trimestrales los avances que se presenten.

Las secretarías de Hacienda y Crédito Público y de la Función Pública emitirán, a más tardar el último día hábil de febrero, las disposiciones generales para dar cumplimiento a lo dispuesto en este artículo.

Artículo 18. Los Poderes Legislativo y Judicial, los entes autónomos, las dependencias y entidades, podrán destinar recursos presupuestarios para actividades de comunicación social a través de la radio y la televisión, siempre y cuando hubieren agotado los tiempos asignados en los medios de difusión del sector público, así como los tiempos que por ley otorgan al Estado las empresas de comunicación que operan mediante concesión federal.

El Ejecutivo Federal, a través de la Secretaría de Gobernación, supervisará la administración y distribución de los tiempos fiscales otorgados por las empresas de comunicación que operan mediante concesión federal. Dicha distribución se realizará en la proporción siguiente: 40 por ciento al Poder Ejecutivo Federal; 30 por ciento al Poder Legislativo, tiempos que se distribuirán en partes iguales a la Cámara de Diputados y a la Cámara de Senadores; 10 por ciento al Poder Judicial, y 20 por ciento a los entes autónomos.

La Secretaría de Gobernación dará seguimiento a la utilización de los tiempos fiscales. Asimismo, estará facultada para reasignar estos tiempos cuando no hubieren sido utilizados con oportunidad o se encuentren subutilizados, de conformidad con las disposiciones generales que al efecto emita. Las reasignaciones se ajustarán a la proporción prevista en este artículo.

La Secretaría de Gobernación informará bimestralmente a la Comisión de Radio, Televisión y Cinematografía de la Cámara de Diputados, sobre la utilización de los tiempos fiscales, así como sobre las reasignaciones que, en su caso, realice.

Los programas de comunicación social y las erogaciones que conforme a estos programas realicen las dependencias y entidades, deberán ser autorizados por la Secretaría de Gobernación en el ámbito de su competencia, de conformidad con las disposiciones generales que para tal efecto publique en el Diario Oficial de la Federación.

Todas las erogaciones que conforme a este artículo realicen las entidades deberán ser autorizadas de manera previa por el órgano de gobierno respectivo o su equivalente.

Durante el ejercicio fiscal no podrán realizarse ampliaciones, traspasos de recursos de otros capítulos de gasto al concepto de gasto correspondiente a comunicación social de los respectivos presupuestos ni podrán incrementarse dichos conceptos de gasto, salvo cuando se trate de mensajes para atender situaciones de carácter contingente o cuando se requiera para promover la venta de productos de las entidades para que éstas generen mayores ingresos. En ambos supuestos, se requerirá de previa autorización de la Secretaría de Gobernación y de la Secretaría de Hacienda y Crédito Público, en el ámbito de sus respectivas competencias. La Secretaría de Gobernación informará a la Comisión de Radio, Televisión y Cinematografía de la Cámara de Diputados y a la Secretaría de la Función Pública, dentro de los 10 días naturales siguientes a la fecha en la que se emita la autorización, sobre las razones que justifican la ampliación, traspaso o incremento de recursos, así como sobre su cuantía y modalidades de ejercicio.

El Ejecutivo Federal, por conducto de la Secretaría de Gobernación, remitirá a la Cámara de Diputados un informe que contenga la relación de todos los programas y campañas de comunicación social, desglosadas por dependencias y entidades, así como la programación de las erogaciones destinadas a sufragarlos. Asimismo, deberá contener la descripción de las fórmulas, modalidades y reglas para la asignación de tiempos oficiales. Dicho informe deberá presentarse una vez autorizados los programas de comunicación correspondientes.

Los programas y campañas de comunicación social se ejecutarán con arreglo a las siguientes bases:

I. Los tiempos oficiales sólo podrán destinarse a actividades de difusión, información o promoción de los programas de las dependencias o entidades, así como a las actividades análogas que prevean las leyes aplicables;

II. Las dependencias y entidades no podrán convenir el pago de créditos fiscales, ni de cualquier otra obligación de pago a favor de la dependencia o entidad, a través de la prestación de servicios de publicidad, impresiones, inserciones y demás actividades en materia de comunicación social. Los medios de difusión del sector público podrán convenir con los del sector privado, la prestación recíproca de servicios de publicidad;

III. Las erogaciones realizadas en materia de comunicación social se acreditarán con órdenes de compra en las que se especifique la tarifa convenida, concepto, descripción del mensaje, destinatarios y pautas de difusión en medios electrónicos, así como la cobertura y circulación certificada del medio en cuestión;

IV. Las dependencias y entidades, previo a la contratación de servicios de producción, espacios en radio y televisión comerciales, deberán atender la información de los medios públicos sobre cobertura geográfica, audiencias, programación y métodos para medición de audiencias, así como su capacidad técnica para la producción, postproducción y copiado. La Secretaría de Gobernación dará seguimiento a la inclusión de los medios públicos en los programas y campañas de comunicación social y publicidad de las dependencias y entidades, y

V. La publicidad que adquieran las dependencias y entidades para la difusión de programas gubernamentales deberá incluir la siguiente leyenda: "Este programa es público y queda prohibido su uso con fines partidistas o de promoción personal". Sólo en el caso del programa de Desarrollo Humano Oportunidades deberá incluirse la leyenda establecida en el artículo 28 de la Ley General de Desarrollo Social. Para lo anterior, deberán considerarse las características de cada medio.

La Secretaría de Gobernación informará bimestralmente a la Comisión de Radio, Televisión y Cinematografía de la Cámara de Diputados y a la Secretaría de la Función Pública, sobre la ejecución de los programas y campañas de comunicación social, así como sobre el ejercicio de las erogaciones a las que se refiere el presente artículo. Dichos informes deberán contener, al menos, lo siguiente: monto total



erogado por dependencia y entidad; empresas prestadoras de los servicios; tiempos contratados, fiscales y oficiales utilizados por cada dependencia y entidad.

En el Informe de Avance de Gestión Financiera a que se refiere la Ley de Fiscalización Superior de la Federación, se deberá dar cuenta del ejercicio de estos recursos.

CAPÍTULO III
De los servicios personales

Artículo 19. Los recursos previstos en los presupuestos de las dependencias y entidades en materia de servicios personales y, en su caso, en los Ramos Generales 25 Previsiones y Aportaciones para los Sistemas de Educación Básica, Normal, Tecnológica y de Adultos y 33 Aportaciones Federales para Entidades Federativas y Municipios, incorporan la totalidad de las previsiones para sufragar las erogaciones correspondientes a las medidas salariales y económicas.

Los incrementos a las percepciones se determinarán, conforme:

I. A la estructura ocupacional autorizada;

II. Al Registro Común de Plantillas de Personal en el caso del Fondo de Aportaciones para la Educación Básica y Normal, y del Ramo General 25 Previsiones y Aportaciones para los Sistemas de Educación Básica, Normal, Tecnológica y de Adultos;

III. A la plantilla de personal tratándose del Fondo de Aportaciones para los Servicios de Salud, y

IV. A las plantillas de personal tratándose del Fondo de Aportaciones para la Educación Tecnológica y de Adultos; adicionalmente, en el caso de los servicios de educación para adultos, a las fórmulas que al efecto se determinen en los términos de la Ley de Coordinación Fiscal.

Las previsiones para el incremento a las percepciones, a que se refieren los Anexos 5 y 14 de este Decreto, incluyen la totalidad de los recursos para categorías y personal operativo de confianza y sindicalizado, así como personal de enlace, por lo que no deberá utilizarse la asignación prevista a un grupo, para favorecer a otro.

Las previsiones salariales y económicas para el Ramo Administrativo 11 Educación Pública a que se refiere el Anexo 5 de este Decreto, incluyen los recursos para la educación tecnológica y de adultos correspondientes a aquellas entidades federativas que no han celebrado los convenios a que se refiere el artículo 42 de la Ley de Coordinación Fiscal.

Las previsiones salariales y económicas para el Ramo General 25 Previsiones y Aportaciones para los Sistemas de Educación Básica, Normal, Tecnológica y de Adultos, incluyen las previsiones correspondientes a los fondos de aportaciones para la Educación Básica y Normal, y para la Educación Tecnológica y de Adultos, que serán entregadas a las entidades federativas a través del Ramo General 33 Aportaciones Federales para Entidades Federativas y Municipios.

Las previsiones para la creación de plazas incluidas en los ramos 11 Educación Pública y 25 Previsiones y Aportaciones para los Sistemas de Educación Básica, Normal, Tecnológica y de Adultos, deberán destinarse exclusivamente a la contratación de personal docente para los niveles de Educación Especial, Preescolar, Secundaria, Media Superior y Superior.

Las previsiones incluidas en el Ramo General 25 Previsiones y Aportaciones para los Sistemas de Educación Básica, Normal, Tecnológica y de Adultos, incluyen los recursos para cubrir aquellas medidas económicas que se requieran para la cobertura y el mejoramiento de la calidad del sistema educativo. Asimismo, las previsiones para incrementos a las percepciones incluyen las correspondientes a la Carrera Magisterial.

Las previsiones incluidas en el Fondo de Aportaciones para los Servicios de Salud, incluyen los recursos para cubrir aquellas medidas económicas que se requieran para la cobertura y el mejoramiento de la calidad del sistema de salud.

Las dependencias y entidades en los Informes Trimestrales reportarán el impacto de los incrementos salariales en el presupuesto regularizable y, en su caso, las entidades adicionalmente el impacto en el déficit actuarial de pensiones.

Artículo 20. Los límites de percepción ordinaria neta mensual, por concepto de sueldos y salarios, autorizados para los servidores públicos de mando y personal de enlace de las dependencias y entidades, se detallan en el Anexo 15 de este Decreto.

Los montos presentados en el Anexo 15 de este Decreto, no consideran incrementos salariales para el presente ejercicio fiscal ni las repercusiones que se deriven de la aplicación de las disposiciones de carácter fiscal.

En aquellos puestos de personal civil de las dependencias cuyo desempeño ponga en riesgo la seguridad o la salud del servidor público de mando, podrá otorgarse un pago extraordinario por riesgo, hasta por el 30 por ciento sobre la percepción ordinaria mensual a que se refiere este artículo, en los términos de las disposiciones que para tal efecto emita la Secretaría de la Función Pública, la cual evaluará la gravedad del riesgo y determinará el porcentaje del pago extraordinario en función del riesgo y, en su caso, autorizará el pago previo dictamen favorable de la Secretaría de Hacienda y Crédito Público en el ámbito presupuestario.

Las dependencias y entidades podrán modificar las percepciones de los puestos conforme a las disposiciones que emita la Secretaría de la Función Pública, sujetándose a los límites máximos establecidos en el Anexo 15 del presente Decreto, previo dictamen presupuestario de la Secretaría de Hacienda y Crédito Público. Asimismo, podrán efectuarse ajustes en la composición de las percepciones ordinarias por concepto de sueldos y salarios, siempre y cuando no se incremente el monto mensual previsto en dicho Anexo para el puesto correspondiente.

Las entidades que cuenten con planes de compensación acordes con el cumplimiento de las expectativas de aumento en el valor agregado, podrán determinar las percepciones aplicables, sin generar costos adicionales y siempre que dichos planes sean autorizados por la Secretaría de Hacienda y Crédito Público en lo que se refiere a que el presupuesto total de la entidad no se incremente y no se afecten negativamente los objetivos y metas de sus programas, y por la Secretaría de la Función Pública en cuanto a la congruencia del plan de compensación con la política de planeación y administración de personal de la Administración Pública Federal.

En caso de que los puestos sufran incremento de funciones o de grado de responsabilidad, de conformidad con el Sistema de Valuación de Puestos de la Administración Pública Federal, aquéllos podrán ubicarse dentro del rango de puntos del indicador del grupo jerárquico inmediato superior, siempre y cuando no rebasen el límite máximo de percepción ordinaria neta mensual autorizado.

Ningún servidor público de las dependencias y entidades podrá recibir una percepción ordinaria neta mensual superior a la del Presidente de la República.

El Ramo Administrativo 02 Presidencia de la República, a que se refiere el Anexo 1.B. de este Decreto, incluye los recursos para cubrir las compensaciones de quienes han desempeñado el cargo de Titular del Ejecutivo Federal o, a falta de éste, a quien en términos de las disposiciones aplicables sea su beneficiario, las que no podrán exceder el monto que se cubre al primer nivel salarial del puesto de Secretario de Estado, así como aquéllas correspondientes al personal de apoyo que tengan asignado, de conformidad con las disposiciones aplicables y con sujeción a los términos de este artículo. Asimismo, incluye los recursos que se asignan a la compensación que se otorga al personal militar del Estado Mayor Presidencial.

El Ejecutivo Federal informará en la Cuenta Pública sobre el monto total de las percepciones que se cubren a los servidores públicos de mando; personal militar; personal de enlace; así como personal operativo de base y confianza, de las dependencias y entidades, de conformidad con las disposiciones aplicables.

Artículo 21. Los servidores públicos de mando y personal de enlace de las dependencias y entidades no podrán percibir prestaciones, de cualquier índole, distintas a las establecidas en el manual de percepciones a que se refiere el artículo 66 de la Ley Federal de Presupuesto y Responsabilidad Hacendaria; asimismo, las dependencias y entidades no podrán destinar recursos para cubrir las mismas en adición a aquéllos aprobados en el gasto de servicios personales aprobado en este Presupuesto de Egresos.

Las condiciones de trabajo vigentes y las que se modifiquen en este ejercicio, los beneficios económicos y las demás prestaciones derivadas de los contratos colectivos de trabajo o que se fijen en las condiciones generales de trabajo de la Administración Pública Federal, no se harán extensivas a favor de los servidores públicos de mando y personal de enlace.

Los titulares de las entidades, independientemente del régimen laboral que las regule, serán responsables de realizar los actos necesarios y la negociación que sea procedente, durante los procesos de revisión de las condiciones generales de trabajo, de los contratos colectivos de trabajo o de las revisiones de salario anuales, para que los servidores públicos de mando y personal de enlace al servicio de éstas, queden expresamente excluidos del beneficio de las prestaciones aplicables al personal de base, en los términos del artículo 184 de la Ley Federal del Trabajo, en aplicación directa o supletoria según se trate, con excepción de las de seguridad social y protección al salario. Dichos titulares informarán a la Comisión de Presupuesto y Cuenta Pública de la Cámara de Diputados, así como a las secretarías de Hacienda y Crédito Público y de la Función Pública, sobre los resultados obtenidos en los términos de este párrafo, a más tardar a los 10 hábiles posteriores a la conclusión de dichas revisiones.

Las dependencias y entidades deberán incluir en los Informes Trimestrales el detalle de todas las prestaciones que perciben los servidores públicos a su cargo, así como el gasto total destinado al pago de las mismas en el periodo correspondiente.

Artículo 22. El monto de percepciones totales que se cubra a favor de la máxima representación del Poder Legislativo y de los Titulares del Poder Judicial y entes autónomos, no podrá rebasar la percepción total asignada al Titular del Ejecutivo Federal.

Asimismo, deberán publicar en el Diario Oficial de la Federación a más tardar el 28 de febrero, el manual que regule las percepciones y prestaciones para los servidores públicos a su servicio, incluyendo a los Diputados y Senadores al Congreso de la Unión; Ministros de la Suprema Corte de Justicia de la Nación, Magistrados y Jueces del Poder Judicial y Consejeros de la Judicatura Federal; Consejero Presidente, Consejeros Electorales y Secretario Ejecutivo del Instituto Federal Electoral; Presidente y Consejeros de la Comisión Nacional de los Derechos Humanos; así como a los demás servidores públicos de mando; en el que se proporcione la información completa y detallada relativa a las percepciones monetarias y en especie, prestaciones y demás beneficios que se cubran para cada uno de los niveles jerárquicos que los conforman.

Adicionalmente, deberán publicar en el Diario Oficial de la Federación en la fecha antes señalada, la estructura ocupacional que contenga la integración de los recursos aprobados en el capítulo de servicios personales, con la desagregación de su plantilla total, incluidas las plazas a que se refiere el párrafo anterior, junto con las del personal operativo, eventual y el contratado bajo el régimen de honorarios, en el que se identifiquen todos los conceptos de pago y aportaciones de seguridad social que se otorguen con base en disposiciones emitidas por sus órganos competentes, así como la totalidad de las plazas vacantes con que cuenten a dicha fecha.

En tanto no se publiquen en el Diario Oficial de la Federación las disposiciones y la estructura ocupacional a que se refieren los párrafos segundo y tercero de este artículo, no procederá el pago de estímulos, incentivos, reconocimientos, o gastos equivalentes a los mismos.

CAPÍTULO IV
De las adquisiciones y obras públicas

Artículo 23. Para los efectos de los artículos 42 de la Ley de Adquisiciones, Arrendamientos y Servicios del Sector Público, y 43 de la Ley de Obras Públicas y Servicios Relacionados con las Mismas, los montos máximos de adjudicación directa y los de adjudicación mediante invitación a cuando menos tres personas, de las adquisiciones, arrendamientos, prestación de servicios, obras públicas y servicios relacionados con éstas, serán los señalados en el Anexo 16 de este Decreto.

En el caso de las dependencias y los órganos administrativos desconcentrados listados en los capítulos de compras del sector público de los tratados de libre comercio, las contrataciones previstas por dichos tratados relativas a adquisiciones, arrendamientos, prestación de servicios, obras públicas y servicios relacionados con éstas, deberán licitarse cuando el monto de ellas supere cualquiera de los umbrales establecidos en los mismos, salvo que tales contrataciones sean incluidas como reserva a dichos tratados o se cumpla con algún supuesto de excepción a la licitación pública en los términos de los referidos capítulos.

Los montos establecidos deberán considerarse sin incluir el importe del Impuesto al Valor Agregado.

Será obligación de las dependencias y entidades publicar la información relativa a las adquisiciones y obras públicas que realicen, en términos de la Ley Federal de Transparencia y Acceso a la Información Pública Gubernamental.

CAPÍTULO V
De la inversión pública

Artículo 24. En el presente ejercicio fiscal se faculta al Ejecutivo Federal para comprometer nuevos proyectos de infraestructura productiva de largo plazo de inversión directa y de inversión condicionada, por la cantidad señalada en el Anexo 4.A. de este Decreto, correspondientes a la Comisión Federal de Electricidad y a Petróleos Mexicanos.

El monto autorizado correspondiente a los proyectos de infraestructura productiva de largo plazo de inversión directa y condicionada, aprobados en ejercicios fiscales anteriores, asciende a la cantidad señalada en el Anexo 4.B. de este Decreto. Las variaciones en los compromisos de cada uno de dichos proyectos se detallan en el Tomo V de este Presupuesto de Egresos.



La suma de los montos autorizados de proyectos aprobados en ejercicios fiscales anteriores y los montos para nuevos proyectos se presentan en el Anexo 4.C. de este Decreto.

Los compromisos correspondientes a proyectos de infraestructura productiva de largo plazo de inversión directa autorizados en ejercicios fiscales anteriores, se detallan en el Anexo 4.D. de este Decreto, y comprenden exclusivamente los costos asociados a la adquisición de los activos, excluyendo los relativos al financiamiento en el periodo de operación de dichos proyectos.

Por lo que se refiere a los proyectos de infraestructura productiva de largo plazo de inversión condicionada, en caso de que conforme a lo dispuesto en el artículo 32 de la Ley Federal de Presupuesto y Responsabilidad Hacendaria, en el presente ejercicio fiscal surja la obligación de adquirir los bienes en los términos del contrato respectivo, el monto máximo de compromiso de inversión será aquél establecido en el Anexo 4.E. de este Decreto.

Las previsiones necesarias para cubrir las obligaciones de inversión física por concepto de amortizaciones y costo financiero de los proyectos de infraestructura productiva de largo plazo de inversión directa, que tienen efectos en el gasto del presente ejercicio en los términos de las disposiciones aplicables, se incluyen en el Anexo 4.F. de este Decreto. Dichas previsiones se especifican a nivel de flujo en el Tomo V de este Presupuesto de Egresos y reflejan los montos presupuestarios autorizados, así como un desglose por proyecto.

Los montos de cada uno de los proyectos a que se refiere este artículo se detallan en el Tomo V de este Presupuesto de Egresos.

En el último Informe Trimestral del ejercicio, adicionalmente se deberá incluir la información sobre los ingresos generados por cada uno de los proyectos de infraestructura productiva de largo plazo en operación; los proyectos que están en construcción, su monto ejercido y comprometido; monto pendiente de pago de los proyectos concluidos, y la fecha de entrega y de entrada en operación de los proyectos. Esta información se deberá publicar en la página electrónica de Internet de la entidad responsable.

TÍTULO CUARTO
DE LAS REGLAS DE OPERACIÓN PARA PROGRAMAS

CAPÍTULO I
De la transparencia y evaluación de los programas sujetos a reglas de operación

Artículo 25. Los programas que deberán sujetarse a reglas de operación son aquéllos señalados en el Anexo 17 de este Decreto.

Las dependencias y entidades que tengan a su cargo dichos programas, deberán observar las siguientes disposiciones para fomentar la transparencia de los mismos:

I. La papelería, documentación oficial, así como la publicidad y promoción que adquieran las dependencias y entidades para los programas deberán incluir la siguiente leyenda: "Este programa es de carácter público, no es patrocinado ni promovido por partido político alguno y sus recursos provienen de los impuestos que pagan todos los contribuyentes. Está prohibido el uso de este programa con fines políticos, electorales, de lucro y otros distintos a los establecidos. Quien haga uso indebido de los recursos de este programa deberá ser denunciado y sancionado de acuerdo con la ley aplicable y ante la autoridad competente". En el caso del Programa de Desarrollo Humano Oportunidades se observará lo dispuesto en el artículo 28 de este Decreto.

Toda la publicidad que adquieran las dependencias y entidades para los programas, tales como anuncios en medios electrónicos, impresos, complementarios o cualquier otra índole vinculados con los programas de comunicación social, deberá incluir la leyenda señalada en el artículo 18, fracción V, de este Decreto;

II. Los programas que contengan padrones de beneficiarios, deberán publicar los mismos conforme a lo previsto en la Ley Federal de Transparencia y Acceso a la Información Pública Gubernamental. Los programas deberán identificar en sus padrones o listados de beneficiarios a las personas físicas, en lo posible, con la Clave Única de Registro de Población; y en el caso de personas morales con la Clave de Registro Federal de Contribuyentes;

III. Las dependencias y entidades que tengan a su cargo la ejecución de los programas del Consejo Nacional de Fomento Educativo, CONAFE; del Instituto Nacional para la Educación de los Adultos, INEA; de IMSS-Oportunidades; de Atención a Personas con Discapacidad, a cargo del DIF; de Atención a Población con Vulnerabilidad Social a cargo del DIF; de Apoyo a la Capacitación, PAC; de Apoyo al Empleo, PAE; de Apoyo Alimentario, a cargo de Diconsa, S.A. de C.V.; y, de Desarrollo Humano Oportunidades; deberán publicar en el Diario Oficial de la Federación durante el primer bimestre del ejercicio fiscal, el monto asignado y la distribución de la población objetivo de cada programa social por entidad federativa;

IV. La Secretaría de Desarrollo Social en el caso del Programa de Abasto Social de Leche, a cargo de Liconsa, S.A. de C.V., actualizará permanentemente los padrones y publicará en el Diario Oficial de la Federación durante el primer bimestre del ejercicio fiscal, el número de beneficiarios por entidad federativa y municipio, y

V. En el Programa Cruzada Nacional por la Calidad de los Servicios de Salud y el Programa Escuelas de Calidad, las Secretarías de Salud y de Educación Pública, darán prioridad a las localidades en donde ya opera el Programa de Desarrollo Humano Oportunidades, y

VI. En el caso de programas que no cuenten con padrón de beneficiarios deberán manejarse invariablemente mediante convocatoria abierta y en ningún caso se podrá etiquetar o predeterminar de manera específica recursos a determinadas personas físicas o morales u otorgarles preferencias o ventajas sobre el resto de la población objetivo.

De igual manera queda estrictamente prohibida la utilización de los programas de apoyo para promover o inducir la afiliación de la población objetivo a determinadas asociaciones o personas morales, ya sea mediante el contenido de reglas de operación, lineamientos o marcos de calificación o bien mediante su ejercicio.

Artículo 26. La evaluación de los programas sujetos a reglas de operación y la de otros programas que determinen conjuntamente el Consejo Nacional de Evaluación de la Política de Desarrollo Social y las secretarías de Hacienda y Crédito Público y de la Función Pública, se sujetará a lo dispuesto en el Título Quinto de la Ley General de Desarrollo Social. El resultado de dichas evaluaciones será público y deberá retroalimentar la acción de la política pública en materia social.

El Consejo, en coordinación con las secretarías de Hacienda y Crédito Público y de la Función Pública, emitirá los lineamientos para las evaluaciones, la elaboración de la matriz de indicadores y los sistemas de monitoreo, así como para la elaboración de los objetivos estratégicos de las dependencias y entidades a más tardar el último día hábil de marzo. En cuanto a las evaluaciones, dichos lineamientos deberán contener como mínimo los criterios para la elaboración de los términos de referencia, los requisitos mínimos de elegibilidad de los evaluadores, los diferentes tipos de evaluación, el mecanismo de pago a los evaluadores, los mecanismos para dar seguimiento a los resultados y los criterios para la evaluación de nuevos programas, entre otros.

El Consejo podrá realizar las evaluaciones que considere pertinentes por sí mismo o a través de uno o varios organismos evaluadores independientes. Las dependencias y entidades deberán dar a conocer sus objetivos estratégicos y describir la forma en que cada uno de los programas que opera y coordina su sector contribuye al logro de dichos objetivos, a más tardar el último día hábil de junio.

Las dependencias y entidades responsables de los programas a que se refiere este artículo deberán:

I. Elaborar los indicadores de resultados, servicios y gestión de dichos programas, a partir de una matriz de indicadores que describa su finalidad, propósito, componentes, actividades, así como las metas, medios de verificación y supuestos, para cada uno de los niveles de objetivos, la cual deberá enviarse al Consejo, a más tardar el último día hábil de agosto, y éste deberá aprobarlas a más tardar el último día hábil de octubre.

   Una vez que las dependencias y entidades cuenten con la aprobación de su matriz de indicadores, ésta deberá incluirse en las respectivas reglas de operación en los términos de las disposiciones aplicables. Dichos indicadores formarán parte del sistema de monitoreo de los programas para mejorar la gestión y el desempeño por resultados.

   En el caso de los programas que inician su operación en el presente ejercicio fiscal, las dependencias y entidades deberán contar con la aprobación de su proyecto de reglas de operación, a más tardar el último día hábil de febrero. La matriz de indicadores para estos programas se incorporará a las reglas de operación hasta el 31 de agosto, previa aprobación del Consejo y conforme a las disposiciones aplicables;

II. Realizar la evaluación externa a que se refiere el artículo 78 de la Ley Federal de Presupuesto y Responsabilidad Hacendaria y presentar los resultados de las evaluaciones, a más tardar el último día hábil de agosto, a la Comisión de Presupuesto y Cuenta Pública de la Cámara de Diputados, a las secretarías de Hacienda y Crédito Público y de la Función Pública y al Consejo.

   El Consejo enviará a las mismas instancias, a más tardar el 20 de octubre, un documento ejecutivo con los principales resultados de las evaluaciones, en el cual se establezcan las principales recomendaciones de los programas. Asimismo, la Comisión Intersecretarial de Desarrollo Social deberá remitir a dichas instancias, a más tardar el 10 de noviembre, el plan de trabajo para dar seguimiento a los resultados de las evaluaciones externas. Dichas evaluaciones se sujetarán a los lineamientos a que se refiere el segundo párrafo de este artículo.

   Las dependencias y entidades deberán cubrir el costo de las evaluaciones de los programas operados o coordinados por ellas con cargo a su presupuesto y conforme al mecanismo de pago que se determine. Las evaluaciones deberán realizarse por instituciones académicas y de investigación u organismos especializados, de carácter nacional o internacional, que cuenten con reconocimiento y experiencia en las respectivas materias de los programas. Las dependencias y entidades, en los términos de las disposiciones aplicables, podrán realizar contrataciones para que las evaluaciones a que se refiere este artículo abarquen varios ejercicios fiscales en los términos de la Ley Federal de Presupuesto y Responsabilidad Hacendaria.

La contratación, operación y supervisión de la evaluación externa al interior de cada dependencia deberá realizarse por una unidad administrativa ajena a la operación del programa, sujeta a los lineamientos a que se refiere el segundo párrafo de este artículo. Dicha unidad administrativa deberá coordinarse con el Consejo para el buen desarrollo de la evaluación, y

III. Difundir a través de sus respectivas páginas electrónicas de Internet: la matriz de indicadores; sus metas y avances; todas las evaluaciones existentes de sus programas, resaltando con claridad la evaluación más reciente; los datos generales del equipo evaluador; el periodo de análisis; las base de datos e instrumentos del trabajo de campo realizado, así como un apartado específico en donde se establezcan los principales resultados de la evaluación y el plan de trabajo del programa para dar atención a los puntos señalados en él.

El Consejo promoverá la difusión de los resultados de las evaluaciones, buscando que éstas se presenten de la forma más accesible y comprensible para la sociedad. La página electrónica del Consejo deberá difundir los resultados de las evaluaciones a que se refiere este artículo.

CAPÍTULO II
De los criterios generales para programas específicos sujetos a reglas de operación

Artículo 27. Los programas de subsidios del Ramo Administrativo 20 Desarrollo Social se destinarán exclusivamente a la población en condiciones de pobreza y de marginación de acuerdo con los criterios oficiales dados a conocer por la Secretaría de Desarrollo Social, mediante acciones que promuevan la superación de la pobreza a través de la educación, la salud, la alimentación, la generación de empleo e ingreso, autoempleo y capacitación; programas asistenciales; el desarrollo regional; la infraestructura social básica y el fomento del sector social de la economía; conforme lo establece el artículo 14 de la Ley General de Desarrollo Social, y tomando en consideración los criterios que propongan las entidades federativas. Los recursos de dichos programas se ejercerán conforme a las reglas de operación emitidas y las demás disposiciones aplicables.

Para estos fines, el Ramo Administrativo 20 Desarrollo Social considera la siguiente estructura:

I. Los programas para el Desarrollo Local, Microrregiones; de Opciones Productivas; Hábitat; de Empleo Temporal; de Atención a Jornaleros Agrícolas; de Atención a Adultos Mayores en Zonas Rurales; 3x1 para Migrantes; y, Jóvenes por México, y

II. Los programas de Ahorro, Subsidio y Crédito para la Vivienda, Tu Casa; de Vivienda Rural; de Abasto Social de Leche, a cargo de Liconsa, S.A. de C.V.; de Abasto Rural y de Apoyo Alimentario, a cargo de Diconsa, S.A. de C.V.; de Desarrollo Humano Oportunidades; de Coinversión Social; del Fondo Nacional para el Fomento de las Artesanías, FONART; y, del Instituto Nacional de Personas Adultas Mayores, INAPAM.

Los recursos considerados en el Programa Hábitat, destinados a la conservación de las ciudades mexicanas declaradas Patrimonio Mundial por la Organización de las Naciones Unidas para la Educación, la Ciencia y la Cultura, UNESCO, deberán aplicarse para cada una de dichas ciudades. Los recursos aportados por la Federación serán de hasta el 70 por ciento del monto de los proyectos, correspondiendo el 30 por ciento restante a la aportación de la entidad federativa, de los municipios y los sectores social y privado.

En los términos de los convenios de coordinación suscritos entre el Ejecutivo Federal, a través de la Secretaría de Desarrollo Social, y los gobiernos estatales, se impulsará el trabajo co-responsable en



materia de superación de pobreza y marginación, y se promoverá el desarrollo humano, familiar, comunitario y productivo.

Este instrumento promoverá que las acciones y recursos dirigidos a la población en situación de pobreza se efectúen en un marco de coordinación de esfuerzos, manteniendo en todo momento el respeto a los órdenes de gobierno así como el fortalecimiento del respectivo Comité de Planeación para el Desarrollo Estatal.

Derivado de este instrumento se suscribirán acuerdos y convenios específicos y anexos de ejecución en los que se establecerán: la distribución de los recursos de cada programa o región de acuerdo con sus condiciones de rezago, marginación y pobreza, indicando en lo posible la asignación correspondiente a cada municipio; las atribuciones y responsabilidades de la federación, estados y municipios y, las asignaciones presupuestarias de los órdenes de gobierno en que concurran en sujeción a los programas concertados.

Una vez suscritos estos convenios, la Secretaría de Desarrollo Social deberá publicarlos en el Diario Oficial de la Federación, en un plazo no mayor de 10 días hábiles.

Con el objeto de fortalecer y coadyuvar en la visión integral de los programas para el Desarrollo Social, se promoverá la celebración de convenios, acuerdos o bases de coordinación interinstitucional entre las dependencias y entidades que participen en ellos, a fin de dar cumplimiento a los criterios establecidos en este Decreto.

Con el propósito de fortalecer la Estrategia Nacional de Atención a Microrregiones, las dependencias y entidades que participen en ella, identificarán las acciones que se desarrollen en este ámbito de acción e informarán a la Secretaría de Desarrollo Social, dentro de los 20 días naturales posteriores a cada trimestre, los avances físicos y presupuestarios en el ejercicio de dichas acciones, a nivel de localidad. En el caso de acciones desarrolladas en zonas rurales aisladas y de difícil acceso, dicha información podrá ser enviada en un plazo distinto al señalado anteriormente, previa opinión favorable de la Secretaría de Desarrollo Social.

Cuando las secretarías de Hacienda y Crédito Público, de la Función Pública o de Desarrollo Social, en el ámbito de sus respectivas competencias, detecten faltas de comprobación, desviaciones, incumplimiento a los convenios o acuerdos, o incumplimiento en la entrega oportuna de información relativa a avances y metas alcanzadas, la Secretaría de Desarrollo Social, después de escuchar la opinión del gobierno estatal, podrá suspender la radicación de los recursos federales e inclusive solicitar su reintegro, sin perjuicio de lo establecido en las disposiciones aplicables.

Para el control de los recursos que se asignen a los estados, la Secretaría de la Función Pública convendrá con los gobiernos estatales, los programas o las actividades que permitan garantizar el cumplimiento de las disposiciones aplicables.

Los ejecutores de los programas deberán informar trimestralmente a las entidades federativas y a la Secretaría de Desarrollo Social los avances de ejecución físicos y financieros.

Artículo 28. Las reglas de operación del Programa de Desarrollo Humano Oportunidades deberán considerar lo siguiente:

I. Los criterios para la inclusión de zonas de atención en el medio rural y urbano. Las zonas de atención seleccionadas deberán contar con acceso a servicios básicos de salud y educación, que permita operar en forma simultánea los tres componentes del Programa.



Para la sustitución de las bajas naturales del padrón, se atenderá prioritariamente al criterio señalado en el párrafo anterior. Sólo podrán realizarse compensaciones a las bajas del padrón, una vez que hayan sido identificadas las familias y localidades sujetas a incorporación. Asimismo, identificadas las localidades y familias que sustituyen las bajas naturales, se podrán realizar sus compensaciones sin afectar el presupuesto regularizable del Programa.

En el presente ejercicio fiscal el Programa mantendrá una cobertura de atención de 5 millones de familias beneficiarias.

El padrón de beneficiarios y sus actualizaciones serán remitidos a las comisiones de Presupuesto y Cuenta Pública, de Desarrollo Social y a la Auditoría Superior de la Federación. Esta información deberá identificar a los beneficiarios por municipio o demarcación territorial en el caso del Distrito Federal, la fecha de afiliación o baja, y deberá publicarse en la página de Internet de la Secretaría de Desarrollo Social;

II. La metodología de puntajes para la identificación, inclusión y recertificación de las familias en el Programa deberá ser única para todo el país. Esta metodología deberá considerar el levantamiento de cédulas individuales de información socioeconómica a las familias;

III. Los criterios para atender la demanda de incorporación de familias tanto en localidades aún no atendidas como en localidades ya atendidas a través de un proceso de densificación;

IV. Las condiciones y mecanismos para otorgar el incentivo para la conclusión de la educación media superior, denominado Jóvenes con Oportunidades;

V. El esquema de operación que incluya las condiciones de la prestación de los servicios de salud y educación básica y media superior para la población beneficiaria; la producción y distribución de los suplementos alimenticios; los criterios para certificar la asistencia a estos servicios de cada uno de los miembros de la familia, los montos, mecanismos y medios para la entrega de los apoyos y su periodicidad. Las becas educativas y el apoyo monetario para alimentación se otorgarán invariablemente en efectivo a la madre de familia o, en caso de ausencia o incapacidad por enfermedad, a la persona miembro de la familia encargada de la preparación de los alimentos y el cuidado de los niños;

VI. Los criterios para certificar la asistencia a las unidades de salud de los integrantes del hogar a las citas programadas, de acuerdo con su edad y riesgo de salud, y de la madre de familia y los jóvenes a las pláticas mensuales de educación para la salud, así como los correspondientes a la asistencia regular de los menores y jóvenes a los planteles educativos;

VII. La definición de responsabilidades de cada una de las dependencias involucradas en el Programa, para la certificación del cumplimiento de asistencia de las familias beneficiarias, tanto en el componente de salud como en el de educación y la entrega de los apoyos, a nivel central y en las entidades federativas, así como para la ampliación y la elevación de la calidad de los servicios.

El cumplimiento de asistencia a unidades de salud y los planteles educativos, debidamente registrado, será indispensable para el otorgamiento de los respectivos apoyos. La entrega de éstos no podrá condicionarse al cumplimiento de otros requisitos o contraprestaciones, por lo que las reglas de operación deberán contemplar mecanismos para que se detecte y corrija la presencia de requerimientos adicionales;

VIII. Los criterios de recertificación para las familias y los criterios y mecanismos para corregir errores de exclusión y de inclusión, así como para atender el incremento demográfico en las localidades, y para la sustitución de bajas del padrón por incumplimiento de corresponsabilidades;

IX. Los criterios y mecanismos para la actualización permanente del padrón así como los correspondientes a la seguridad en el manejo de información y de los listados de liquidación;

X. Los mecanismos de detección y resolución oportuna de problemas específicos que permitan fortalecer la operación del Programa en sus diversos componentes: entrega y distribución de suplementos, certificación de corresponsabilidad del componente educativo, depuración del padrón, entre otros;

XI. Los mecanismos para promover alternativas dentro del sistema financiero para la entrega de los apoyos con oportunidad;

XII. Los mecanismos para asegurar la complementariedad de acciones con otros programas; para aprovechar la información y el padrón del Programa para focalizar otros subsidios complementarios y no duplicados, y para definir la transición de beneficiarios de otros programas federales que otorgan subsidios con el mismo objetivo de evitar duplicidad;

XIII. En su caso, las propuestas que durante el año inmediato anterior hubiesen sido presentadas y aprobadas por el Comité Técnico del Programa con relación a la complementariedad de acciones a favor de las familias beneficiarias, y

XIV. Se podrán otorgar apoyos a adultos mayores que formen parte de hogares beneficiarios, incluyendo las condiciones, los montos, procedimientos y la corresponsabilidad en salud adecuada a su condición y, en su caso, ofrecer mecanismos de ahorro para el retiro de población adulta beneficiaria del Programa.

Será responsabilidad de la Coordinación Nacional del Programa, coordinar la operación de éste apegándose estrictamente a las reglas de operación del mismo; dar seguimiento, y evaluar su ejecución. Corresponderá a cada una de las dependencias y entidades que participan en su operación, el estricto apego a las reglas de operación, el seguimiento de cada uno de los componentes bajo su responsabilidad, así como la debida y oportuna resolución de problemas específicos que pudieran afectar la operación del Programa. Además, corresponde a la Coordinación dar a conocer periódicamente a la población las variaciones en su padrón activo, así como los resultados de su evaluación, en los términos de la Ley Federal de Transparencia y Acceso a la Información Pública Gubernamental.

Asimismo, deberá dar a conocer, en los términos de la Ley Federal de Transparencia y Acceso a la Información Pública Gubernamental, la relación de localidades en las que opera el Programa, y el número de familias beneficiarias en cada una de ellas por entidad federativa, municipio y localidad, el calendario de entrega de apoyos por entidad federativa, municipio y localidad, posterior a la entrega de los mismos, y el ajuste semestral de los apoyos monetarios conforme el incremento observado en el semestre inmediato anterior en el subíndice de los precios de la canasta básica de consumo del Índice Nacional de Precios al Consumidor.

La Coordinación Nacional del Programa deberá incluir, tanto en el documento de identificación que presentan las beneficiarias para recibir los apoyos, como en las guías y materiales de difusión para las beneficiarias y las vocales de los comités de promoción comunitaria, la leyenda establecida en el artículo 28 de la Ley General de Desarrollo Social, la cual señala: "Este programa es público, ajeno a cualquier partido político. Queda prohibido el uso para fines distintos al desarrollo social", y realizará acciones de



orientación y difusión con los beneficiarios para garantizar la transparencia y evitar cualquier manipulación política del Programa.

La Coordinación Nacional elaborará materiales de difusión para el personal operativo de salud y educación, así como para los enlaces municipales, con la siguiente leyenda: "El condicionamiento electoral o político de los programas sociales constituye un delito federal que se sanciona de acuerdo con las leyes correspondientes. Ningún servidor público puede utilizar su puesto o sus recursos para promover el voto a favor o en contra de algún partido o candidato. El Programa Oportunidades es de carácter público y su otorgamiento o continuidad no depende de partidos políticos o candidatos".

El presupuesto del Programa de Desarrollo Humano Oportunidades se distribuye conforme a lo señalado en el Anexo 18 de este Decreto.

Los recursos del Programa de Desarrollo Humano Oportunidades no podrán ser traspasados a otros programas. Podrán realizarse traspasos en las asignaciones del Programa entre las secretarías de Desarrollo Social, de Educación Pública y de Salud, en los términos de las disposiciones aplicables. De lo anterior, se informará trimestralmente a la Cámara de Diputados.

El presupuesto para el componente de salud se ejercerá bimestralmente con base en una cuota igual por familia atendida, multiplicada por el padrón activo correspondiente, y entregado con dicha periodicidad a los proveedores de los servicios de salud, tanto de los servicios estatales de salud como del IMSS-Oportunidades y del IMSS-Régimen Ordinario.

El Comité deberá reunirse al menos bimestralmente y será responsable de auxiliar al Coordinador Nacional y al Consejo de la Coordinación Nacional del Programa en las tareas que le sean encomendadas; aprobar el proyecto de reglas de operación del Programa, así como de las modificaciones que le presente el Coordinador Nacional; llevar el seguimiento del programa conforme a los lineamientos que fije el Consejo; adoptar medidas que permitan una operación más eficiente y transparente; revisar el cumplimiento de las responsabilidades de cada una de las dependencias y entidades que participan en el Programa; así como facilitar la coordinación con las dependencias y entidades participantes, para la operación de los diversos componentes del Programa. Dicho Comité operará con base en el reglamento interno que al efecto emita el Consejo.

En los términos de las reglas de operación del Programa de Desarrollo Humano Oportunidades, en cada entidad federativa se establecerá un comité técnico conformado por las dependencias federales y estatales involucradas en la planeación, programación y operación del Programa que promuevan una mejor ejecución del mismo, con estricto apego a dichas reglas de operación.

Los ayuntamientos nombrarán un enlace con el Programa, mediante acuerdo del Cabildo, cuyas funciones de apoyo operativo, logístico y de seguridad pública, deberán regirse por los principios de apartidismo, transparencia y honestidad. Dicho enlace no podrá realizar convocatorias a reuniones ni acciones no previstas en las reglas de operación del Programa.

La Coordinación Nacional notificará por escrito a la Secretaría de la Función Pública, previa sanción del Comité, sobre problemas operativos que hayan persistido por más de 3 meses y que repercutan seriamente en la consecución de los objetivos del Programa, para que se apliquen las medidas que correspondan.

Artículo 29. Los fideicomisos públicos de fomento, las instituciones nacionales de seguros, las sociedades nacionales de crédito y las demás entidades financieras, otorgarán su financiamiento o contratarán sus seguros, a través de las instituciones financieras privadas que asuman parcial o totalmente el riesgo de recuperación de estos créditos o la cobertura del siniestro.



Asimismo, se deberá prever que los recursos que se otorguen se canalicen a proyectos productivos que sean viables técnica y financieramente, con base en las políticas que previamente hayan sido autorizadas por las instancias competentes en apoyo de los sectores que se financien, así como, en su caso, prever esquemas de recuperación que aseguren la viabilidad financiera de estas instituciones.

Lo dispuesto en el párrafo primero no será aplicable a las operaciones siguientes:

I. Los avales y demás garantías, los cuales no podrán exceder del porcentaje del monto total por principal y accesorios del financiamiento que determine el órgano de gobierno de la entidad respectiva, con la conformidad de la Secretaría de Hacienda y Crédito Público en el mismo;

II. La inversión accionaria y los créditos que se otorguen con la finalidad de constituirse como inversión accionaria, así como los destinados a la elaboración de estudios y formulación de proyectos de inversión accionaria;

III. Las operaciones realizadas por el Banco Nacional del Ejército, Fuerza Aérea y Armada, S.N.C.;

IV. Los financiamientos otorgados por Nacional Financiera, S.N.C., por un monto total igual al porcentaje que determine su órgano de gobierno con el consentimiento de la Secretaría de Hacienda y Crédito Público en el mismo, en el primer bimestre del año, del total de los financiamientos estimados para el año 2007;

V. Los financiamientos otorgados por el Banco Nacional de Comercio Exterior, S.N.C., por un monto igual al porcentaje que determine su órgano de gobierno con la conformidad de la Secretaría de Hacienda y Crédito Público en el mismo, en el primer bimestre del año, del total de los financiamientos estimados para el año 2007;

VI. Los financiamientos otorgados por la Financiera Rural a los productores y a los intermediarios financieros rurales previstos en la Ley Orgánica de la Financiera Rural, distintos a las instituciones financieras señaladas en el párrafo primero del presente artículo;

VII. Los créditos otorgados por el Instituto del Fondo Nacional para la Vivienda de los Trabajadores, el Fondo de Vivienda del Instituto de Seguridad y Servicios Sociales de los Trabajadores del Estado, el Fideicomiso Fondo Nacional de Habitaciones Populares y el Fondo Nacional de Apoyo a Empresas en Solidaridad;

VIII. Las operaciones que correspondan a prestaciones de carácter laboral, otorgadas de manera general;

IX. Las operaciones realizadas con el Gobierno Federal, las entidades, las entidades federativas y los municipios;

X. Los financiamientos a proyectos de infraestructura y servicios públicos, que se deriven de concesiones, contratos de prestación de servicios, de obra pública, de vivienda y de parques industriales, permisos y autorizaciones de las autoridades federales, de las entidades federativas y municipios, así como de sus entidades paraestatales y paramunicipales, y

XI. Los financiamientos otorgados por el Fideicomiso de Fomento Minero, los cuales serán hasta por un monto igual al porcentaje que determine su órgano de gobierno en el primer bimestre del año, mismo que no excederá del 10 por ciento del total de los financiamientos estimados para el año 2007.



Los programas de financiamiento que se otorguen en condiciones de subsidio ofrecidos por los acreedores mencionados deberán sujetarse a reglas de operación.

Artículo 30. Los programas de garantías que las dependencias y entidades apoyen con recursos presupuestarios, deberán ser operados por conducto de la banca de desarrollo, la Financiera Rural o los fondos y fideicomisos de fomento, con el fin de potenciar el impacto de las acciones, administrar el riesgo crediticio y reforzar la transparencia en el seguimiento de la aplicación de dichos recursos, con excepción de aquéllos que por su naturaleza requieran ser operados directamente con los beneficiarios.

Artículo 31. La Financiera Rural establecerá un fondo de garantías mediante el cual los productores que forman parte de su mercado objetivo tendrán acceso al financiamiento, o bien, aquéllos que ya son sujetos de crédito podrán respaldar mayores montos de financiamiento. En las reglas de operación del Programa quedará establecida la temporalidad de la garantía, los mecanismos mediante los cuales los productores podrán utilizar dichos recursos, los mecanismos para la recuperación de aquellos montos destinados a cubrir algún adeudo, así como la permanencia de los recursos no utilizados y los recuperados en el fondo de garantías para operaciones futuras. Para ello, se prevén en este Presupuesto de Egresos, 125 millones de pesos asignados a la Financiera Rural.

La Financiera Rural en cumplimiento de su objeto de coadyuvar al desarrollo de las actividades agropecuarias, forestales, pesqueras y todas las demás actividades económicas vinculadas al medio rural, y con el fin de ampliar el acceso al crédito y mejorar la atención de su mercado objetivo, y de manera particular a grupos y regiones prioritarios, operará el programa de reducción de costos de acceso al crédito y el programa de promoción y supervisión de las operaciones crediticias, con lo que se fortalecerá la rentabilidad y sustentabilidad de las actividades económicas financiadas por la Institución y el uso eficiente del crédito, se reducirá el costo financiero de los proyectos y se promoverá el otorgamiento del crédito.

Para la operación de los programas a que se refiere este artículo, la Financiera Rural podrá utilizar las Reglas de Operación del Programa para facilitar el acceso al Financiamiento Rural autorizadas y publicadas para el ejercicio fiscal 2006, haciendo las adecuaciones que se requieran conforme a lo previsto en este artículo.

Artículo 32. La Secretaría de Agricultura, Ganadería, Desarrollo Rural, Pesca y Alimentación, de acuerdo con lo que establece la Ley de Desarrollo Rural Sustentable, orientará y dará continuidad a los programas y componentes comprendidos en el Anexo 7 de este Decreto que le competen, para dar certidumbre a los apoyos gubernamentales al sector agroalimentario y pesquero, a fin de garantizar la soberanía alimentaria, de fortalecer el ingreso de los productores, la generación de empleos, el desarrollo de las organizaciones campesinas, el ordenamiento de los mercados agroalimentarios, mejorar la competitividad y las capacidades de los productores del campo, así como contribuir al bienestar familiar y a la preservación, restauración y aprovechamiento sustentable de los recursos naturales.

La Secretaría de Agricultura, Ganadería, Desarrollo Rural, Pesca y Alimentación establecerá vínculos de colaboración con las universidades e instituciones de investigación para la capacitación del sector campesino en aspectos relacionados con la exportación del sector agroalimentario, la transferencia de tecnología y otros aspectos relativos al desarrollo rural.

Artículo 33. La Secretaría de Agricultura, Ganadería, Desarrollo Rural, Pesca y Alimentación, emitirá las modificaciones que correspondan, en su caso, a las reglas de operación de los programas y componentes que le competen, previa solicitud de los Consejos Estatales de Desarrollo Rural Sustentable, siempre y cuando los ajustes sean para alinearlas a las prioridades y requerimientos locales, escuchando la opinión del Consejo Mexicano para el Desarrollo Rural Sustentable, así como observando los acuerdos de la Comisión Intersecretarial de Desarrollo Rural Sustentable y lo siguiente:

I. En la selección de los beneficiarios de los programas se buscará que al menos el 50 por ciento de ellos corresponda a la tipología de productores del sector social, privilegiando a los productores de menores ingresos;

II. Considerar que los subsidios federales de la Alianza para el Campo no sean mayores a un 50 por ciento del costo total que se determine para cada proyecto o hasta $500,000.00, con excepción de los apoyos dirigidos a productores de menores ingresos, o los porcentajes y cantidad máxima que la Secretaría de Agricultura, Ganadería, Desarrollo Rural, Pesca y Alimentación, determine en las reglas de operación de la Alianza para el Campo;

III. Establecer en el caso de la Alianza para el Campo el pari passu convenido con los estados en los anexos técnicos previstos;

IV. Privilegiar a los productores de menores ingresos, destinando al menos el 60 por ciento del monto asignado a los apoyos considerados en las acciones de Alianza para el Campo;

V. Determinar en el marco del federalismo y del Programa Alianza para el Campo, una distribución de recursos a las entidades federativas con base en una fórmula de distribución, que publicará en el Diario Oficial de la Federación a más tardar el 30 de enero, la cual se sujetará a parámetros de equidad y desarrollo regional, entre otros. Los recursos asignados podrán ser distribuidos por los Consejos Estatales de Desarrollo Rural Sustentable, considerando las prioridades que establezca la Secretaría de Agricultura, Ganadería, Desarrollo Rural, Pesca y Alimentación, en las reglas de operación correspondientes;

VI. Los programas deberán contar con el padrón de beneficiarios, mismo que será la base para conformar el Registro de Beneficiarios del Sector Agropecuario y Pesquero, que se deberán publicar en la página electrónica de Internet de la Secretaría de Agricultura, Ganadería, Desarrollo Rural, Pesca y Alimentación. Este padrón deberá, en forma gradual, ir incorporando a los beneficiarios de los programas que conforman el Programa Especial Concurrente.

Los beneficiarios, montos y apoyos recibidos serán dados a conocer en las gacetas oficiales y en un diario de mayor circulación de las respectivas entidades federativas, así como en los términos de la Ley Federal de Transparencia y Acceso a la Información Pública Gubernamental;

VII. Los Apoyos Directos al Productor, PROCAMPO, y de la Ley de Capitalización del PROCAMPO se ejercerán conforme al calendario autorizado que se dará a conocer a las entidades federativas a través de su página electrónica de Internet, en el que se considerará el inicio generalizado del periodo de siembra de cada ciclo agrícola, y el apoyo anticipado hasta por el 80 por ciento de los productores de cada entidad federativa, en los términos que se señalen en las reglas de operación correspondientes. La Secretaría de Agricultura, Ganadería, Desarrollo Rural, Pesca y Alimentación, publicará este calendario a más tardar el 31 de enero en el Diario Oficial de la Federación, previa consulta en el Consejo Mexicano para el Desarrollo Rural Sustentable. Dicha Secretaría impulsará instrumentos que busquen reducir los costos financieros.

El apoyo por hectárea se ajustará de conformidad a lo establecido en las Reglas de Operación del Sistema de Garantías y Acceso Anticipado a Pagos Futuros del PROCAMPO. Para los productores que opten por capitalizar sus unidades de producción, se ajustarán a lo establecido



en la Ley de Capitalización del PROCAMPO y sus reglas de operación, sin que por ello se contravenga el principio del Decreto de creación de PROCAMPO de apoyar la superficie elegible.

De igual manera, sólo se apoyará con la Ley de Capitalización del PROCAMPO al productor de hasta cinco hectáreas; esto es, si un productor tiene diferentes superficies inscritas, éstas se sumarán y sólo recibirá el apoyo el productor no así las diferentes superficies. Para tal efecto, la Secretaría de Agricultura, Ganadería, Desarrollo Rural, Pesca y Alimentación, a más tardar el 31 de enero, emitirá los lineamientos al respecto.

A más tardar el 30 de octubre, la Secretaría de Agricultura, Ganadería, Desarrollo Rural, Pesca y Alimentación, deberá presentar a la Comisión de Presupuesto y Cuenta Pública de la Cámara de Diputados, así como a las secretarías de Hacienda y Crédito Público y de la Función Pública, un informe de la superficie dada de baja del Padrón por ciclo agrícola y entidad federativa, indicando las causas de la misma, así como informar sobre la incorporación de nueva superficie al Padrón del PROCAMPO, por el equivalente, en su caso, a la superficie dada de baja, sin impactar el presupuesto regularizable del PROCAMPO;

VIII. Los apoyos directos al productor por excedentes de comercialización orientados a reconversión productiva; integración de cadenas agroalimentarias; y atención a factores críticos, contemplarán apoyos para los subprogramas de Apoyos Directos: al Ingreso Objetivo, para el Sacrificio de Ganado Bovino y Porcino en Rastros TIF, y para el Acceso a Granos Forrajeros Nacionales; así como para Conversión de Cultivos, Cobertura de Precios Agropecuarios, y para la Pignoración y Desarrollo de Mercados Regionales. Dichos apoyos se otorgarán directamente al productor o a través de las organizaciones de productores cuando así se determine.

Los apoyos permitirán al productor la obtención de un ingreso objetivo mínimo que le dé certidumbre a su actividad productiva.

Los recursos del Programa de Apoyos Directos al Productor por Excedentes de Comercialización para Reconversión Productiva, Integración de Cadenas Agroalimentarias y Atención a Factores Críticos, se otorgarán con criterios de equidad y conforme a lo siguiente:

A. El Programa de Apoyos Directos al Productor por Excedentes de Comercialización para: ingreso objetivo, reconversión productiva, integración de cadenas agroalimentarias y atención a factores críticos podrá tener los siguientes subprogramas:

a) Apoyos Directos al Ingreso Objetivo;

b) Cobertura de precios;

c) Pignoración;

d) Conversión productiva;

e) Otros esquemas de apoyo.

Los cultivos que tendrán apoyo al ingreso objetivo son los correspondientes a los del PROCAMPO. La definición del ingreso mínimo será establecido cuando concluya la etapa de preparación de la tierra, dos meses antes de la siembra correspondiente, por la Secretaría de Agricultura, Ganadería, Desarrollo Rural, Pesca y Alimentación, escuchando la opinión del Consejo Mexicano para el Desarrollo Rural Sustentable.



Los apoyos que se otorguen a través de los compradores deberán, en sus reglas de operación, observar lo siguiente: entrega oportuna de los recursos; mecanismos de transparencia; y, ser de carácter general, dando prioridad a las organizaciones de productores y a la integración de cadenas productivas nacionales.

El tope de apoyos por productor será el equivalente a la producción resultante de 100 hectáreas de riego o su equivalente de temporal y 2,500 cabezas de ganado vacuno o porcino.

B. En los apoyos que otorgue la Secretaría de Agricultura, Ganadería, Desarrollo Rural, Pesca y Alimentación, se observará lo siguiente:

a) Se promoverá la integración de cadenas productivas y la eliminación de intermediarios;

b) Se otorgará un apoyo por cabeza de ganado bovino y porcino sacrificado en Rastros TIF para promover la matanza en condiciones óptimas de sanidad, previa suficiencia presupuestaria;

c) Se apoyará la ganadería nacional para que tenga acceso a la compra en condiciones competitivas de granos forrajeros y de cosechas excedentarias, una vez que se haya cubierto la demanda del consumo humano;

d) Se promoverá oportunamente la reconversión de cultivos a fin de reducir los volúmenes excedentarios con problemas de comercialización y adecuar la producción a la aptitud de la tierra y a la demanda regional;

e) Se promoverá la utilización de coberturas de precios por parte de los productores nacionales y se utilizará este instrumento para incentivar la agricultura por contrato. Se utilizará el apoyo a la pignoración de granos como un mecanismo para empatar la demanda y la oferta, hacer más competitivo el grano nacional, promover la absorción de volúmenes excedentarios y eliminar intermediarios;

f) La Secretaría de Agricultura, Ganadería, Desarrollo Rural, Pesca y Alimentación, otorgará apoyos adicionales al productor que realice agricultura y ganadería por contrato, previa suficiencia presupuestaria, a fin de que el productor reciba un mayor nivel de ingresos.

La Secretaría de Agricultura, Ganadería, Desarrollo Rural, Pesca y Alimentación, establecerá una distribución por entidad federativa por subprogramas y cultivo escuchando la opinión del Consejo Mexicano para el Desarrollo Rural Sustentable y de la Comisión de Agricultura y Ganadería de la Cámara de Diputados, y podrá realizar adecuaciones entre estos subprogramas;

IX. El calendario del ejercicio presupuestario de los programas enlistados en el Anexo 7 de este Decreto a cargo de la Secretaría de Agricultura, Ganadería, Desarrollo Rural, Pesca y Alimentación, deberá corresponder con el desarrollo de los ciclos productivos y climáticos. Para ello, se deberán alinear los recursos con el ejercicio fiscal, previendo tener suficiencia presupuestaria para los ciclos agrícolas: otoño invierno 2006-2007, correspondiente al inicio del ejercicio fiscal; primavera verano 2007; y, otoño invierno 2007-2008 correspondiente a los meses finales del ejercicio fiscal;



X. La Secretaría de Agricultura, Ganadería, Desarrollo Rural, Pesca y Alimentación, a través del programa de Apoyo a la Competitividad de las Ramas Productivas, promoverá el fortalecimiento de la integración de las cadenas productivas; impulsará la competitividad de todos los eslabones de la cadena productiva, para que alcancen niveles de competitividad que permitan a la rama de producción participar con suficiencia en los mercados nacionales e internacionales, e incluirá la participación del productor primario en todas las actividades de la cadena productiva. Asimismo, dicho programa se sujetará a lo siguiente:

A. Los apoyos del programa estarán enfocados a las ramas de producción agropecuaria con problemas de competitividad.

La Secretaría de Agricultura, Ganadería, Desarrollo Rural, Pesca y Alimentación, preverá que en la entrega de los apoyos se promuevan mayores rendimientos, mayor rentabilidad, mejores niveles de competitividad, menores costos de producción, mejor precio e incrementen el valor agregado, que conduzcan a la viabilidad financiera del sistema-producto, la apropiación de un porcentaje mayor del precio pagado por el consumidor y el desarrollo de los mercados regionales en forma integral.

En la asignación de los recursos se considerarán los elementos siguientes: el grado de integración entre los diferentes niveles de la cadena; el impacto socioeconómico, particularmente en la generación de empleo; la gravedad de la asimetría con el exterior y el carácter estratégico de la actividad productiva.

B. La Secretaría de Agricultura, Ganadería, Desarrollo Rural, Pesca y Alimentación, deberá considerar para la entrega de los apoyos los siguientes instrumentos, para lo cual deberá, en su caso, modificar y adecuar las reglas de operación del Programa:

a) Uso de tecnología de punta;

b) Asesoría técnica general y especializada;

c) Organización económica;

d) Acopio y comercialización;

e) Participación directa en los mercados;

f) Esquemas de mejora continua y calidad;

g) Sistemas financieros;

h) Organización de los sistemas-producto;

i) Compras masivas de insumos;

j) Acondicionamiento y transformación de materias primas.

Los resultados obtenidos por los productores beneficiarios del Programa serán evaluados en términos de la integración de la cadena y sus condiciones de productividad, entre otros.



Los apoyos encauzados mediante este Programa serán complementarios a los de otros programas orientados a apoyar la comercialización, como son ingreso objetivo, reconversión, cabotaje, exportación, cobertura y pignoración, y

XI. La Secretaría de Agricultura, Ganadería, Desarrollo Rural, Pesca y Alimentación, preverá la incorporación de la actividad de pesca y acuacultura en los programas pertinentes bajo su responsabilidad, enlistados en el Anexo 7 de este Decreto, a fin de que los productores dedicados a estas actividades puedan acceder a los apoyos previstos en dichos programas.

Artículo 34. La ejecución de los proyectos y acciones del Programa de Empleo Temporal, PET, deberán operarse en las épocas de baja demanda de mano de obra no calificada en las zonas rurales marginadas, por lo que las dependencias, entidades y ejecutores del programa, en su caso, se apegarán a la estacionalidad de la operación por entidad federativa que se establezca en las reglas de operación del Programa con el fin de no distorsionar los mercados laborales locales.

Para los efectos del párrafo anterior continuarán operando los comités estatales con representación paritaria de los gobiernos federal y estatal, a fin de que con base en las reglas de operación se tomen en cuenta las características de cada región. De las decisiones que se tomen en el seno de dichos comités se mantendrá informado al Comité de Planeación y Desarrollo Estatal. El Programa se sujetará a las reglas de operación aprobadas por el Comité Técnico del mismo.

Artículo 35. Las reglas de operación de los Programas de Infraestructura Hidroagrícola y de Agua Potable, Alcantarillado y Saneamiento a cargo de la Comisión Nacional del Agua, deberán incluir la distribución de su ejecución regional, el criterio de asignación y las disposiciones que sujeten el otorgamiento de los subsidios destinados a los municipios y organismos operadores de agua potable y alcantarillado, únicamente para aquellos municipios y organismos que cumplan con lo siguiente:

I. Hayan formalizado su adhesión a un acuerdo de coordinación celebrado entre los gobiernos federal y estatal, en el que se establezca un compromiso jurídico sancionado por sus ayuntamientos o, en su caso, por las legislaturas locales, para implantar un programa de corto y mediano plazo, definido en coordinación con la Comisión Nacional del Agua, que incluya metas cuantitativas intermedias y contemple un incremento gradual de la eficiencia física, comercial y financiera, especialmente procurando establecer tarifas que reflejen el verdadero costo de ofrecer los servicios, con el objeto de alcanzar la autosuficiencia de recursos en dichos organismos, así como asegurar la calidad y permanencia de la prestación de los servicios de agua potable, alcantarillado y saneamiento a la población.

Los municipios que participaron durante los años 2000 a 2006 en el programa a que se refiere el párrafo anterior, deberán demostrar ante la Comisión Nacional del Agua los avances que obtuvieron en el mejoramiento de su eficiencia física, comercial y financiera, a fin de que puedan acceder a los apoyos previstos para el presente ejercicio;

II. Estén al corriente en el pago de sus derechos, y

III. Informen trimestralmente a la Comisión Nacional del Agua y ésta a la Comisión de Recursos Hidráulicos por conducto de la Comisión de Presupuesto y Cuenta Pública de la Cámara de Diputados, los proyectos que en coparticipación con las entidades federativas se realizan en los programas de agua potable, alcantarillado y saneamiento en zonas urbanas y rurales.

Para tener acceso al Programa para la Modernización de Organismos Operadores de Agua, PROMAGUA, en una primera etapa, los gobiernos de los estados, municipios y organismos operadores deberán suscribir un convenio de participación y anexos de adhesión a dicho programa con la Comisión

Nacional del Agua y el Banco Nacional de Obras y Servicios Públicos, S.N.C.; en la segunda etapa deberán realizar el estudio de diagnóstico y planeación integral; y en la tercera etapa preparar, seleccionar y contratar la modalidad de participación de la iniciativa privada. Los apoyos financieros se otorgarán de manera diferenciada en la Fase I Incremento de Eficiencias, y en la Fase II Incremento de Coberturas, y de conformidad con el tipo de contratación seleccionada ya sea prestación de servicios parciales, prestación de servicios integrales, título de concesión o de empresa mixta. Los organismos interesados en participar deberán estar al corriente en el pago de derechos para acceder a los recursos de la Fase I; deberán contar con la certificación de viabilidad técnica de cada proyecto por parte de la Comisión Nacional del Agua, quien revisará las acciones y metas de eficiencia, antes de iniciar las Fases I y II; las tarifas deberán cubrir como mínimo los costos de producción del servicio; y por último, tanto el Banco Nacional de Obras y Servicios Públicos, S.N.C., como la Comisión Nacional del Agua darán seguimiento al Programa.

Los apoyos otorgados por la Comisión Nacional del Agua deberán promover la instalación de medidores en las entradas y salidas de agua en bloque, a fin de hacer eficiente el cobro de agua; dicha Comisión informará al respecto a la Cámara de Diputados, de manera trimestral.

Para los programas de infraestructura hidroagrícola, tendrán prioridad las obras de pequeña y mediana irrigación que mejoren la eficiencia en el uso del agua en regiones pobres, destinando un monto no menor al 10 por ciento del presupuesto total asignado a estas necesidades.

TRANSITORIOS

PRIMERO. El presente Decreto entrará en vigor el primero de enero del año 2007.

SEGUNDO. Las dependencias y entidades que durante el año 2003 hayan participado en el Programa de Separación Voluntaria establecido en el artículo 7, fracción III, del Decreto de Presupuesto de Egresos la Federación para el Ejercicio Fiscal 2003 o que en los años 2004, 2005 y 2006 hayan aplicado las medidas establecidas en los artículos 8, fracción III, de los Decretos de Presupuesto de Egresos la Federación para los ejercicios fiscales 2004 y 2005, y 9 fracción III, del Decreto de Presupuesto de Egresos la Federación para el Ejercicio Fiscal de 2006, respectivamente, así como en su caso los Poderes Legislativo y Judicial, deberán restituir con cargo a sus respectivos presupuestos, en los plazos y términos de los artículos citados y de las demás disposiciones aplicables, los montos equivalentes a los recursos que hayan utilizado para cubrir las compensaciones económicas pagadas a los servidores públicos a su cargo. En caso contrario, el Ejecutivo Federal, por conducto de la Secretaría de Hacienda y Crédito Público, descontará los recursos correspondientes de las ministraciones posteriores de recursos.

TERCERO. Los recursos para aquellas entidades federativas que no han celebrado los convenios relativos al Fondo de Aportaciones para la Educación Tecnológica y de Adultos, a que se refiere el artículo 42 de la Ley de Coordinación Fiscal, correspondientes al presupuesto regularizable de servicios personales, y a las previsiones para sufragar las medidas salariales y económicas que establece el artículo 19 de este Decreto, se incluyen en las erogaciones previstas en el Ramo Administrativo 11 Educación Pública a que se refiere el Anexo 1.B. de este Decreto, y sólo podrán traspasarse al Ramo 33 Aportaciones Federales para Entidades Federativas y Municipios una vez que se suscriban los convenios.

CUARTO. Las dependencias y entidades deberán continuar con las acciones que aseguren la transparencia de sus estructuras ocupacionales y orgánicas y, en su caso, plantillas de personal, autorizadas en los términos de las disposiciones que emitan, en el ámbito de sus respectivas competencias, las secretarías de Hacienda y Crédito Público y de la Función Pública, durante el primer trimestre del ejercicio. En los casos en que se hayan autorizado contratos por honorarios y contratos eventuales de manera regular y que éstos correspondan a funciones de las dependencias y entidades,



éstas analizarán la factibilidad de su transformación en plazas presupuestarias siempre y cuando se realicen a través de movimientos compensados.

QUINTO. La Secretaría de la Función Pública, en cumplimiento a lo dispuesto en el Artículo quinto transitorio del Decreto por el que se reforma la Ley Orgánica de la Administración Pública Federal, la Ley Federal de las Entidades Paraestatales y la Ley Federal de Responsabilidades de los Servidores Públicos, publicado el 24 de diciembre de 1996, deberá realizar las siguientes acciones:

I. Incluir en el primer Informe Trimestral, el costo total de las percepciones de los titulares de los órganos internos de control en las dependencias y entidades, así como los de sus áreas de auditoría, quejas y responsabilidades, que en virtud del Decreto antes citado dependen jerárquica y funcionalmente de la Secretaría de la Función Pública;

II. Tramitar ante la Secretaría de Hacienda y Crédito Público, con la participación que corresponda a las respectivas dependencias y entidades, las adecuaciones presupuestarias que sean necesarias para regularizar la situación del pago de las percepciones de aquellos servidores públicos a que se refiere la fracción anterior, y

III. En tanto no se regularice la situación de pago de los servidores públicos a que se refiere este artículo, deberá incluir en los Informes Trimestrales, la información relativa a las percepciones que continúen cubriendo las dependencias y entidades.

SEXTO. Las dependencias y entidades deberán remitir a la Secretaría de Hacienda y Crédito Público, a más tardar dentro de los 10 días hábiles posteriores a la formalización de los contratos de seguros correspondientes, copia de las pólizas que consignen las condiciones pactadas en el establecimiento de cualquier operación pasiva de seguros sobre bienes patrimoniales a su cargo, así como inventario actualizado de los bienes con que cuenten, de conformidad con los manuales y formatos que expida la Secretaría en los términos de las disposiciones que para tales efectos establezca a más tardar el 30 de enero, las que determinarán los medios a través de los cuales deberá hacerse llegar dicha información.

Lo anterior, a efecto de que la Secretaría de Hacienda y Crédito Público se encuentre en condiciones de asesorar a las dependencias y entidades en la elaboración de sus programas de aseguramiento, de sus manuales de procedimientos sobre la contratación de seguros y soporte de siniestros, en la determinación de sus niveles de retención máximos y en la prevención y disminución de los riegos inherentes a los bienes con que cuenten, así como para asesorar en el proceso de siniestros ocurridos y reportados a las compañías de seguros con los que dichas dependencias y entidades mantengan celebrados contratos de seguros sobre bienes patrimoniales.

La Secretaría de Hacienda y Crédito Público analizará y clasificará, con base en la información que las dependencias y entidades le remitan de conformidad con el presente artículo, los activos fijos de dichas dependencias y entidades, los cúmulos de riesgo, la dispersión y exposición de las unidades de riesgo y los contratos de seguros sobre bienes patrimoniales que las mismas hubiesen celebrado. Asimismo, dicha Secretaría podrá proponer a las dependencias y entidades, esquemas de transferencia de riesgos y de contratación centralizada, con el propósito de beneficiar las condiciones de contratación de la Administración Pública Federal.

SÉPTIMO. Conforme a lo establecido en el artículo 22 de la Ley del Instituto de Seguridad y Servicios Sociales de los Trabajadores del Estado, en lo referente al entero de los importes correspondientes a los descuentos que se hagan a los trabajadores al servicio del Estado por concepto de créditos otorgados en los términos del artículo 103 de la misma Ley, la Secretaría de Hacienda y Crédito Público expedirá a más tardar el último día hábil de marzo, las disposiciones para el entero por concepto de descuentos de créditos otorgados por el Fondo de la Vivienda, a que deberán sujetarse las dependencias incorporadas al régimen de seguridad social establecido en dicha Ley.

OCTAVO. Las sanciones económicas que, en su caso, aplique el Instituto Federal Electoral derivado del régimen disciplinario de los partidos políticos durante 2007, serán reintegradas a la Tesorería de la Federación dentro de los 30 días naturales siguientes a la fecha en que se realice el pago o se haga efectivo el descuento. Los recursos obtenidos por este concepto serán destinados a los Centros Públicos de Investigación en el Ramo 38 dentro de los 30 días naturales siguientes a la fecha en que se efectúe el depósito ante la Tesorería.

NOVENO. Los Informes Trimestrales contendrán el avance presupuestario de las erogaciones de cada uno de los Anexos de este Decreto, en términos devengados y de flujo de efectivo pagado, realizando la comparación con el ejercicio fiscal anterior de todas las erogaciones aprobadas en dichos Anexos.

DÉCIMO. Las nuevas reglas de operación de los programas que deban emitirse conforme a lo dispuesto en este Decreto, deberán publicarse en el Diario Oficial de la Federación a más tardar el último día hábil de febrero, en los términos de los artículos 43 y 77 de la Ley Federal de Presupuesto y Responsabilidad Hacendaria.

DÉCIMO PRIMERO. El Ejecutivo Federal llevará a cabo una simplificación en las reglas de operación de los programas que así lo ameriten, con la consulta de las organizaciones de productores y organizaciones sociales. Dicha simplificación no deberá interferir en el ejercicio oportuno de los recursos.

DÉCIMO SEGUNDO. El programa de atención a los adultos mayores de 70 años y más en zonas rurales, será operado por la Secretaría de Desarrollo Social de conformidad con las reglas de operación que para efecto publicará a más tardar el 28 de febrero de 2007. Para el presente ejercicio fiscal, este programa ejercerá recursos por un monto de seis mil 250 millones de pesos, bajo el concepto de subsidios y transferencias con cargo al Ramo Administrativo 20, Desarrollo Social, en la UR 213 denominada Dirección General de Atención a Grupos Prioritarios.

En el Ejercicio Fiscal de 2007 se incorporarán al Programa de Atención a los Adultos Mayores de 70 años y más, en zonas rurales, hasta un millón 300 mil adultos mayores de 70 años y más que habiten en localidades de hasta dos mil 500 habitantes en las 32 entidades federativas, los cuales recibirán una transferencia económica mensual de 500 pesos.

Asimismo, la Secretaría de Desarrollo Social, a más tardar el 28 de febrero de 2007 modificará las reglas de operación del Programa para la Atención a los Adultos Mayores, en las zonas rurales identificado como actividad prioritaria S116 en el Anexo denominado Análisis Funcional Programático y Económico, correspondiente al Ramo Administrativo 20, Desarrollo Social, a efecto de evitar duplicidades con el programa contenido en el presente artículo.

Los adultos mayores de 70 años y más, que habiten en localidades de hasta dos mil 500 habitantes, podrán elegir su incorporación en uno de los dos programas señalados en este Capítulo. En ningún caso podrán ser beneficiarios de ambos programas.

DÉCIMO TERCERO. Con el fin de atender de manera integral a las zonas de mayor marginación en las entidades federativas del sur del país, se destinarán para el desarrollo regional en los estados de Guerrero, Oaxaca y Chiapas 600 millones de pesos extraordinarios a la asignación tradicional dentro del Subprograma de Desarrollo Rural de la Alianza para el Campo a cargo de la Secretaría de Agricultura, Ganadería, Desarrollo Rural, Pesca y Alimentación, para ser aplicados bajo la mecánica del Programa



Especial para la Seguridad Alimentaria, PESA, mismo que aparece en el Programa Especial Concurrente para el Desarrollo Rural Sustentable en el Anexo 7 de este Decreto.

Derivado de las condiciones de restricción presupuestaria que se enfrenta en esta región, dichos recursos se asignarán en partes iguales, sin necesidad de aportación estatal en contrapartida.

DÉCIMO CUARTO. Con el fin de recuperar el macizo boscoso en las zonas de mayor marginación de las entidades federativas del sur del país, se destinarán para el desarrollo regional en los estados de Guerrero, Oaxaca y Chiapas, 450 millones de pesos extraordinarios del Programa de Conservación y Restauración de los Ecosistemas Forestales, PROCOREF, a cargo de la Comisión Nacional Forestal, para apoyar la conservación, restauración de suelos y ecosistemas forestales de esas entidades federativas. Por no contar con la suficiente infraestructura para la producción de germoplasma, se destinarán 300 millones de pesos para consolidar de manera regional la instalación, operación de viveros y producción de planta, mismos que aparecen en el Programa Especial Concurrente para el Desarrollo Rural Sustentable en el Anexo 7 de este Decreto.

Derivado de las condiciones de restricción presupuestal que se enfrenta en esta región, dichos recursos se asignarán en partes iguales, sin necesidad de aportación estatal en contrapartida.

DÉCIMO QUINTO. Los recursos previstos para la Comisión Nacional para el Desarrollo de los Pueblos Indígenas, deberán destinarse a programas de infraestructura básica, proyectos productivos y para el fortalecimiento de la cultura indígena.

DÉCIMO SEXTO. Petróleos Mexicanos deberá presentar a la Cámara de Diputados, a más tardar el 30 de abril de 2007, una evaluación con respecto a un programa de inversión de la ampliación o construcción de refinerías. Esta evaluación contendrá cuando menos: la viabilidad del programa cuantificando el impacto y beneficio en la política energética nacional; el desarrollo de PEMEX; la repercusión en la economía del país y en los precios de combustibles; volúmenes involucrados; mercado y distribución de los productos; los diferenciales estimados de crudos ligeros y pesados, así como la infraestructura necesaria para su óptimo desempeño.

DÉCIMO SÉPTIMO. El Gobierno Federal promoverá que el desarrollo de las mujeres sea prioridad a fin de alcanzar una verdadera igualdad entre las mujeres y los hombres, a través del fortalecimiento de la perspectiva de género en la implementación de toda política pública, en particular, en aquellas instancias estatales y municipales, dedicadas al impulso del avance de las mujeres y la equidad de género.

El Poder Ejecutivo impulsará que en el ejercicio de los recursos públicos que realiza a través de las Secretarías, se incorpore la perspectiva de género.

Para el seguimiento de los recursos destinados a la equidad de género y a la promoción del adelanto de las mujeres, todo programa del Gobierno Federal que contenga padrones de beneficiarias y beneficiarios, procurará generar información desagregada por sexo, grupo de edad, región del país, entidad federativa y municipio.

Todo programa del Gobierno Federal dirigido a las mujeres y a la promoción de la equidad de género, procurará actualizar permanentemente la información de la población beneficiaria desagregada por sexo, así como el monto de los recursos ejercidos, para ser publicada en las páginas de internet de cada dependencia de la Administración Pública Federal trimestralmente.

Las Dependencias Coordinadoras de Sector y los Organismos Públicos Autónomos que ejerzan presupuesto para programas dirigidos a mujeres y a promover la equidad de género, procurarán no realizar adecuaciones presupuestarias en este rubro, así como detallar en los informes trimestrales los objetivos específicos, población objetivo, metas, programación de las erogaciones y ejecución de gasto, así como garantizar un acceso equitativo y no discriminatorio de las mujeres a los beneficios de los programas

En los informes trimestrales se procurará reportar las acciones para el adelanto de las mujeres y la equidad de género realizadas en cada una de las instancias y dependencias de la Administración Pública Federal y los recursos erogados para la ejecución de las mismas.

Las dependencias al elaborar los Proyectos de Reglas de Operación procurarán presentar en sus informes trimestrales indicadores de resultados desagregados por sexo y por grupo de edad, a fin de que pueda medirse el impacto y su incidencia de manera diferenciada en las relaciones entre mujeres y hombres.

DÉCIMO OCTAVO. El Instituto Nacional de las Mujeres deberá enviar a la Comisión de Equidad y Género de la Cámara de Diputados en los informes trimestrales, un informe en el que detalle los objetivos específicos por programa, población objetivo y sus modificaciones, localización geográfica, programación de erogaciones, modalidades y criterios de evaluación. Dicha Comisión emitirá, dentro de los treinta días siguientes a su recepción, opinión fundada sobre los programas que correspondan al Instituto. En el caso de que transcurrido ese plazo la Comisión de Equidad y Género no se hubiese pronunciado al respecto, se entenderá emitida opinión en sentido favorable.

DÉCIMO NOVENO. Los recursos destinados para el ejercicio fiscal 2007 al Programa de Nivelación Salarial del personal de los Colegios de Bachilleres, aprobado por esta Cámara, estarán ubicados en el Ramo 11 Educación Pública, rubro: paquete salarial, capítulo 1000, servicios personales, correspondientes al Anexo 21.B., con la especificación de complemento al Programa de Nivelación Salarial 2007, por el monto de 237.3 millones de pesos, irreductibles, para dar continuidad a dicho Programa.

VIGÉSIMO. El Fondo Regional incluido en el Anexo 20, se aplicará conforme al índice de desarrollo humano de los diez Estados con el menor grado de desarrollo, considerando la desviación de cada uno de ellos con respecto de la media nacional.

ANEXO 1. GASTO NETO TOTAL (pesos)

A: RAMOS AUTÓNOMOS			**40,923,569,480**
Gasto Programable			
	01	Poder Legislativo	7,458,702,793
		Cámara de Senadores	2,075,560,226
		Cámara de Diputados	4,604,471,099
		Auditoría Superior de la Federación	778,671,468
	03	Poder Judicial	25,229,513,906
		Suprema Corte de Justicia de la Nación	3,170,357,772
		Consejo de la Judicatura Federal	20,930,391,468
		Tribunal Electoral del Poder Judicial de la Federación	1,128,764,666
	22	Instituto Federal Electoral	7,434,388,607
	35	Comisión Nacional de los Derechos Humanos	800,964,174
B: RAMOS ADMINISTRATIVOS			**544,550,770,304**
Gasto Programable			
	02	Presidencia de la República	1,608,518,781
	04	Gobernación	5,083,252,769
	05	Relaciones Exteriores	4,836,030,085
	06	Hacienda y Crédito Público	34,358,500,000
	07	Defensa Nacional	32,200,896,500
	08	Agricultura, Ganadería, Desarrollo Rural, Pesca y Alimentación	58,384,700,000
	09	Comunicaciones y Transportes	39,168,200,000
	10	Economía	8,233,128,567
	11	Educación Pública	151,963,400,000



12	Salud	55,583,155,867
13	Marina	10,951,321,100
14	Trabajo y Previsión Social	3,234,715,603
15	Reforma Agraria	4,772,300,000
16	Medio Ambiente y Recursos Naturales	29,006,275,388
17	Procuraduría General de la República	9,216,539,400
18	Energía	32,793,298,748
20	Desarrollo Social	35,108,468,380
21	Turismo	1,822,700,000
27	Función Pública	1,318,200,000
31	Tribunales Agrarios	794,000,000
32	Tribunal Federal de Justicia Fiscal y Administrativa	1,031,780,128
36	Seguridad Pública	13,664,682,654
37	Consejería Jurídica del Ejecutivo Federal	86,057,376
38	Consejo Nacional de Ciencia y Tecnología	9,330,648,958
C: RAMOS GENERALES		**1,164,468,431,153**
Gasto Programable		
19	Aportaciones a Seguridad Social	191,994,400,000
23	Provisiones Salariales y Económicas	51,612,346,359
25	Previsiones y Aportaciones para los Sistemas de Educación Básica, Normal, Tecnológica y de Adultos	39,922,600,000
33	Aportaciones Federales para Entidades Federativas y Municipios	332,298,087,595
Gasto No Programable		
24	Deuda Pública	185,185,600,285
28	Participaciones a Entidades Federativas y Municipios	324,281,091,999
29	Erogaciones para las Operaciones y Programas de Saneamiento Financiero	0
30	Adeudos de Ejercicios Fiscales Anteriores	12,000,000,000
34	Erogaciones para los Programas de Apoyo a Ahorradores y Deudores de la Banca	27,174,304,915
D: ENTIDADES SUJETAS A CONTROL PRESUPUESTARIO DIRECTO		**719,571,885,500**
Gasto Programable		
GYN	Instituto de Seguridad y Servicios Sociales de los Trabajadores del Estado	80,919,900,000
GYR	Instituto Mexicano del Seguro Social	237,801,900,000
TOQ	Comisión Federal de Electricidad	181,981,900,000
T1O	Luz y Fuerza del Centro	27,315,300,000
TZZ	Petróleos Mexicanos (Consolidado)	140,802,800,000
Gasto No Programable		
	Costo Financiero, que se distribuye para erogaciones de:	50,750,085,500
TOQ	Comisión Federal de Electricidad	9,254,466,860
TZZ	Petróleos Mexicanos (Consolidado)	41,495,618,640
Resta por concepto de subsidios, transferencias y aportaciones a seguridad social incluidas en el gasto de la Administración Pública Federal Centralizada y que cubren parcialmente los presupuestos de las entidades a que se refiere el Anexo 1.D		**209,102,156,437**
GASTO NETO TOTAL		**2,260,412,500,000**

ANEXO 2. GASTOS OBLIGATORIOS (millones de pesos)

Previsiones para Gastos Obligatorios	1,600,267.4

ANEXO 3. COMPROMISOS PLURIANUALES (millones de pesos)

Previsiones para Compromisos Plurianuales	35,464.8

ANEXO 4. PROYECTOS DE INFRAESTRUCTURA PRODUCTIVA DE LARGO PLAZO (pesos)

4.A. Monto autorizado para nuevos proyectos

	Inversión Directa	Inversión Condicionada	Suma
Comisión Federal de Electricidad	26,607,599,513	1,810,576,376	28,418,175,889
Petróleos Mexicanos	34,429,683,410	0	34,429,683,410
Total	**61,037,282,923**	**1,810,576,376**	**62,847,859,299**

4.B. Monto autorizado para proyectos aprobados en ejercicios fiscales anteriores de inversión directa e inversión condicionada

	Inversión Directa	Inversión Condicionada	Suma
Comisión Federal de Electricidad	217,544,595,832	99,853,898,124	317,398,493,956
Petróleos Mexicanos	1,315,595,271,042	10,870,507,200	1,326,465,778,242
Total	**1,533,139,866,874**	**110,724,405,324**	**1,643,864,272,198**

4.C. Monto autorizado para proyectos aprobados para ejercicios fiscales anteriores y para nuevos proyectos

	Inversión Directa	Inversión Condicionada	Suma
Comisión Federal de Electricidad	244,152,195,345	101,664,474,500	345,816,669,845
Petróleos Mexicanos	1,350,024,954,452	10,870,507,200	1,360,895,461,652
Total	**1,594,177,149,797**	**112,534,981,700**	**1,706,712,131,497**

4.D. Monto comprometido de proyectos de inversión directa autorizados en ejercicios fiscales anteriores

	Monto Autorizado	Monto Contratado	Monto Comprometido
Comisión Federal de Electricidad	127,907,583,561	121,445,726,500	108,037,527,517
Petróleos Mexicanos	1,830,299,830,430	877,828,677,993	732,771,733,894
Total	**1,958,207,413,991**	**999,274,404,493**	**840,809,261,411**

4.E. Monto máximo de compromiso de proyectos de inversión condicionada autorizados en ejercicios fiscales anteriores

	Monto Autorizado	Monto Contratado	Máximo Comprometido
Comisión Federal de Electricidad	79,773,413,854	79,016,297,820	72,181,928,985
Petróleos Mexicanos	10,870,507,200	10,870,507,200	4,281,424,000
Total	**90,643,921,054**	**89,886,805,020**	**76,463,352,985**

4.F. Previsiones para pago de amortizaciones y costo financiero de proyectos de inversión directa

	Inversión Física (Amortizaciones)	Costo Financiero	Suma
Comisión Federal de Electricidad	7,725,608,396	5,904,384,749	13,629,993,145
Petróleos Mexicanos	55,755,756,939	32,643,303,133	88,399,060,072
Total	**63,481,365,335**	**38,547,687,882**	**102,029,053,217**

Nota: Para estos anexos los totales pueden no sumar respecto al total debido al redondeo

ANEXO 5. PREVISIONES SALARIALES Y ECONÓMICAS (pesos)

		Incremento a las percepciones	Creación de plazas	Otras medidas de carácter económico, laboral y contingente	Total
		I	II	III	
02	Presidencia de la República	3,480,800	0	5,101,300	8,582,100
04	Gobernación	39,704,000	45,597,700	7,119,100	92,420,800
05	Relaciones Exteriores	5,723,300	0	2,216,100	7,939,400

06	Hacienda y Crédito Público	182,170,100	307,100,000	40,269,900	529,540,000
07	Defensa Nacional	2,619,190,200	51,806,300	0	2,670,996,500
08	Agricultura, Ganadería, Desarrollo Rural, Pesca y Alimentación	132,315,400	45,000,000	51,934,900	229,250,300
09	Comunicaciones y Transportes	89,720,700	37,147,900	31,858,100	158,726,700
10	Economía	20,322,600	7,000,000	7,806,700	35,129,300
11	Educación Pública	1,441,053,700	339,801,100	630,186,500	2,411,041,300
12	Salud	344,752,500	423,100,000	53,907,800	821,760,300
13	Marina	178,070,600	1,600,000	1,350,500	181,021,100
14	Trabajo y Previsión Social	12,122,800	96,900,000	4,607,800	113,630,600
15	Reforma Agraria	20,765,900	0	5,409,400	26,175,300
16	Medio Ambiente y Recursos Naturales	62,673,500	92,663,800	26,523,100	181,860,400
17	Procuraduría General de la República	154,595,700	67,500,000	5,343,700	227,439,400
18	Energía	24,671,200	0	2,075,900	26,747,100
20	Desarrollo Social	22,403,800	0	7,214,400	29,618,200
21	Turismo	4,622,100	12,057,700	2,168,100	18,847,900
27	Función Pública	4,936,900	0	776,600	5,713,500
31	Tribunales Agrarios	3,348,900	0	1,039,500	4,388,400
32	Tribunal Federal de Justicia Fiscal y Administrativa	5,347,100	0	1,143,200	6,490,300
36	Seguridad Pública	131,785,700	2,277,649,600	21,415,300	2,430,850,600
37	Consejería Jurídica del Ejecutivo Federal	200,300	0	16,000	216,300
38	Consejo Nacional de Ciencia y Tecnología	66,528,800	0	31,874,500	98,403,300

ANEXO 6. EROGACIONES PARA ATENDER A LA POBLACIÓN INDÍGENA (pesos)

Erogaciones de las dependencias y entidades para atender a la población indígena	**28,882,662,187**

ANEXO 7. PROGRAMA ESPECIAL CONCURRENTE PARA EL DESARROLLO RURAL SUSTENTABLE (millones de pesos)

Fe de erratas a la tabla del Anexo DOF 17-01-2007

DEPENDENCIA / ENTIDAD / PROGRAMA	PEF APROBADO
Total	**176,794.3**
Ramo 04 Gobernación	**300.0**
Fondo para Pago de Adeudos a Braceros Rurales del 42 al 64	300.0
Ramo 05 Relaciones Exteriores	**71.4**
Apoyo a Migrantes	17.2
Apoyo para la repatriación de cadáveres a México	16.7
Apoyos a las Mujeres, Niños y Niñas Migrantes en situación de maltrato	3.4
Asistencia Jurídica Urgente a Mex EE.UU. y Def Condenados a Muerte	13.0
Migrantes en Situación de Probada Indigencia	2.5
Protección al Migrante Mexicano y a la Campaña de Seguridad al Migrante	13.2
Repatriación de Personas Vulnerables	5.4
Ramo 06 Hacienda y Crédito Público	**8,291.9**
CONADEPI	5,057.9
AGROASEMEX (Fondos de Aseguramiento y de Microseguros)	525.0
Fondo de Contingencias y Autoaseguro	25.0
Programa de Apoyo a los Fondos de Aseguramiento	50.0

Subsidio a la Prima del Seguro Agropecuario	450.0
FINANCIERA RURAL	734.0
Capacitación y Organización	212.5
Constitución y Operación de Unidades de Promoción de Crédito	162.5
Garantías Líquidas	142.5
Reducción de Costos Acceso al Crédito (Financiera Rural)	216.5
Fondo de Capitalización e Inversión Rural (FOCIR)	225.0
Capital de Riesgo para Acopio, Comercialización y Transformación	100.0
Servicios de Cobertura y Capital de Riesgo	125.0
FIRA (Fideicomisos Instituidos en Relación a la Agricultura)	150.0
Capacitación Empresarial y Transferencia de Tecnología	50.0
Fortalecimiento de Competencias y Organizaciones Económicas	50.0
Servicio de Asistencia Técnica Integral	50.0
INEGI	1,600.0
Censo Agropecuario	1,600.0
Ramo 08 Agricultura, Ganadería, Desarrollo Rural, Pesca y Alimentación	**58,536.9**
1.- Procampo Tradicional	**14,857.1**
2.- Ley de Capitalización	**1,178.9**
3.- Programa Ganadero (PROGAN)	**4,946.2**
3A PROGAN	4,156.0
3B Programa Ganadero: Estímulos a la producción Apícola	187.3
3C Programa Ganadero: Proporc	280.9
3D Programa Ganadero: Proovi	93.6
3E Programa Ganadero: Procap	46.8
3F Programa Ganadero: Reposición de pie de cría (Bovinos de carne)	181.6
4.- Fondo para Atender a la Población Rural Afectada por Contingencias Climatológicas (FAPRACC)	**307.4**
5.- Fondo de Compensación a Costos Energéticos para el Sector	**2,810.8**
5-A.- Fondo Adeudos con CFE	280.9
5-B.- Fondo para la adquisición de fertilizantes en explotaciones menores de 3 has	936.3
5-C.- Programa Diesel Agropecuario	1,500.0
5-D.- Programa Diesel Pesquero y Acuícola	93.6
6.- Plan Emergente para la Producción de Maíz, Frijol, Caña de Azúcar, Leche y otros	**6,957.1**
6.1 FOMAGRO	1,942.7
Reconversión Productiva (en el 2007 para Tabaco)	187.3
FOMAGRO (Prog. Normal)	819.2
Plan Emergente en FOMAGRO para la Producción de Maíz	661.9
Plan Emergente en FOMAGRO para la Producción de Frijol	274.3
6.2 Fondo de Apoyo a la Competitividad de las Ramas Productivas	5,014.3
Fondo de Apoyo a la Competitividad de las Ramas Productivas (Prog. Normal: Algodón, Candelilla, Lechuguilla, Henequén, Ixtle, Nopal verdulero, forrajero y tunero, Cacao, Copra, Palma de aceite, Vainilla, Guayaba, Apicultura, Avestruz, Chiles Secos, Mango y otros)	749.0
Plan Emergente en Competitividad para la Producción de Maíz	936.3
Plan Emergente en Competitividad para la Producción de Frijol	780.9



	Plan Emergente en Competitividad para la Producción de Leche	374.5
	Apoyo a la Competitividad de Hule	9.4
	Apoyo a la Competitividad del Agave Mezcalero	93.6
	Apoyo a la Competitividad del Agave Tequilero	187.3
	Apoyo a la Competitividad de la Cebada	93.6
	Apoyo a la Competitividad de Cítricos	355.8
	Apoyo a la Competitividad de Sorgo	46.8
	Apoyo a la Competitividad de Trigo	46.8
	Apoyo a la Competitividad Arroz	93.6
	Apoyo a la Competitividad del Café	497.8
	Apoyo a la Competitividad de la Caña de Azúcar	187.3
	Apoyo a la promoción de agricultura en condiciones controladas para productores menores de 3 has	561.8
9.- Mares y Costas		**220.5**
	INPESCA	220.5
10.- Dar Continuidad a los Apoyos al Sector Pesquero. 1_/		**553.8**
11.- PIASRE		**468.1**
12.- Ingreso Objetivo (Maíz, Frijol, Sorgo, Algodón, Arroz, Trigo, Soya, Cártamo y Cebada)		**7,050.0**
	Programa Normal	5150
	Frijol	500
	Adeudos ciclo p-v, o-i 2006	1400
12 A.- Promoción a las exportaciones y participación en ferias nacionales e internacionales		**234.1**
13.- Alianza para el Campo		**6,783.0**
	Otros programas	4,878.6
	Programa Especial de seguridad alimentaria (PESA) para los estados del sur (Guerrero, Oaxaca y Chiapas)	561.8
	Atención a productores de café	468.1
	Atención a productores de caña de azúcar	374.5
	Atención a productores de frijol	500
14.- Microcuencas		**72.1**
15.- Sistema Financiero Rural		**393.4**
16.- Programa Normal de Sanidades		**672.5**
17.- Rastros TIF		**702.2**
	Rastros TIF Res	304.3
	Rastros TIF Cerdo	304.3
	Rastros TIF Corderos	65.5
	Rastros TIF Caprinos	28.1
18.- Programas Pesqueros		**608.6**
19.- Fondo de Apoyo a las Organizaciones Sociales, Agropecuarias y Pesqueras		**257.5**
20.- Inspección y Vigilancia Pesquera		**249.0**
21.- Programas Emergentes de Sanidades		**73.0**
22.- Otros Subsidios (Cotecoca, Convenio Sagarpa-Conacyt, Abeja Africana y Varroasis)		**65.5**
21.- Gasto Operativo de la SAGARPA, Órganos y Entidades Coordinadas		**9,076.2**
	Dependencia	4,034.9



	Proyecto para la Digitalización del campo Cañero (SS Agricultura)	169.0
	Proyecto para la actualización del padrón de la caña de azúcar	37.9
	Programa Sistema Nacional de Capacitación y Asistencia Técnica Rural Integral (SINACATRI)	215.4
	CSAEGRO	45.5
	Colegio de Postgraduados	700.0
	Comisión Nacional de las Zonas Áridas (CONAZA)	51.2
	FEESA	9.0
	FIRCO	255.7
	Instituto Nacional de Investigaciones Forestales, Agrícolas y Pecuarias (INIFAP)	1,200.0
	Instituto Nacional para el Desarrollo de Capacidades del Sector Rural, A.C.	34.6
	SENASICA (Sanidades, Inspección Fitozoosanitaria, Inocuidad y Contingencias)	358.8
	SENASICA (Broca del Café)	60.0
	SIAP	79.5
	SNICS	11.5
	Universidad Autónoma Chapingo	1,484.0
	ASERCA	329.2
Ramo 09 Comunicaciones y Transportes		**2,857.8**
	Telefonía Rural	19.9
	Caminos Rurales	1,602.9
	PET	1,235.0
Ramo 10 Economía		**838.5**
	Fondo de Microfinanciamiento a Mujeres Rurales (FOMMUR)	123.8
	Fondo Nacional de Apoyos para Empresas en Solidaridad (FONAES)	612.6
	Microrregiones	80.0
	Programa Nacional de Financiamiento al Microempresario (PRONAFIM)	22.1
Ramo 11 Educación Pública		**23,686.8**
	Educación Agropecuaria	3,707.4
	Enciclomedia	1,056.4
	Oportunidades	14,398.5
	Programa Educativo Rural	55.0
	Programas de Desarrollo de Capacidades	4,469.5
Ramo 12 Salud		**15,940.5**
	Oportunidades	1,527.2
	Programas de Desarrollo de Capacidades	245.6
	SPSS (Sistema de Protección Social en Salud)	14,167.7
Ramo 14 Trabajo y Previsión Social		**67.0**
	Programa de Apoyo a la Movilidad Laboral de Jornaleros Agrícolas (SAEMLI)	61.4
	Programa de Trabajadores Agrícolas Migrantes Temporales Mexicanos con Canadá (SAEMLE)	5.5
Ramo 15 Reforma Agraria		**4,779.8**
	Conflictos y Conciliación Agraria	913.3
	Obligaciones Jurídicas Ineludibles	182.7
	Fomento y Organización Agraria	290.0
	Fondo de Apoyo para Proyectos Productivos (FAPPA)	587.7
	Fondo de Tierras	325.3
	Programa de la Mujer en el Sector Agrario (PROMUSAG)	570.0
	Digitalización Archivo General Agrario	25.3

Joven Emprendedor Rural	140.1
Modernización Catastro Rural	80.1
Fondo de Apoyo para los Núcleos Agrarios sin Regularizar (FANAR)	25.0
Procuraduría Agraria	677.4
Registro Agrario Nacional (RAN)	420.5
Gasto Operativo de la SRA	542.4
Ramo 16 Medio Ambiente y Recursos Naturales	**14,289.8**
Áreas Naturales Protegidas	378.5
Procuraduría Federal de Protección al Ambiente (PROFEPA)	145.8
Forestal (Incluye Proárbol)	4,066.5
Infraestructura Hidroagrícola	3,271.0
Instituto Mexicano de Tecnología del Agua (IMTA)	203.3
Otros de Medio Ambiente	615.2
Programa de Empleo Temporal	113.0
Programa de Vida Silvestre	119.6
Programas de Desarrollo Regional Sustentable	100.0
Otros PROGRAMAS	1,100.0
Programas Hidráulicos	4,176.9
Ramo 19 Aportaciones a Seguridad Social	**5,512.9**
Programa IMSS-Oportunidades (sin Salud Indígenas y sin Progresa)	5,512.9
Ramo 20 Desarrollo Social	**16,525.1**
Adultos Mayores en Zonas Rurales	300.0
Coinversión Social Ramo 20	94.4
Fondo Nacional de Fomento a las Artesanías (FONART)	24.7
Microrregiones	410.0
Oportunidades	13,362.7
Programa de Atención a Jornaleros Agrícolas	160.0
Programa de Empleo Temporal	150.0
Programa de Opciones Productivas	356.0
Programa de Vivienda Rural	1,067.3
Programas Alimentarios	600.0
Ramo 21 Turismo	**76.5**
Ecoturismo y Turismo Rural	76.5
Ramo 23 Previsiones Salariales y Económicas	**250.0**
Fondo de Apoyo para El Desarrollo Rural Sustentable	250.0
Ramo 31 Tribunales Agrarios	**694.0**
Gasto Operativo del Organismo	694.0
Ramo 33 Aportaciones Federales para Entidades Federativas y Municipios	**24,075.6**
Aportaciones Federales	9,255.1
Fondo para la Infraestructura Social Municipal	14,820.5
Infraestructura Productiva	5,202.0
Infraestructura Social	9,618.5

1/ Estos recursos del gasto operativo serán adicionales a los programas de inspección y vigilancia pesquera, programas pesqueros, y Alianza para el Campo, para alcanzar un total de 1,526.6 millones de pesos en este programa.

ANEXO 8. PROGRAMA DE CIENCIA Y TECNOLOGÍA (pesos)

Erogaciones de las dependencias y entidades destinadas al Programa de Ciencia y Tecnología	**32,486,700,000**

ANEXO 9. COSTO FINANCIERO DE LA DEUDA Y OTRAS EROGACIONES (pesos)

Costo financiero de la deuda del Gobierno Federal incluido en el ramo general 24 Deuda Pública	185,185,600,285
Costo financiero de la deuda de las entidades incluidas en el Anexo 1.D de este Decreto	50,750,085,500
Erogaciones incluidas en el ramo general 29 Erogaciones para las Operaciones y Programas de Saneamiento Financiero	0
Erogaciones incluidas en el ramo general 34 Erogaciones para los Programas de Apoyo a Ahorradores y Deudores de la Banca	27,174,304,915
Obligaciones incurridas a través de los programas de apoyo a deudores	4,574,504,915
Obligaciones surgidas de los programas de apoyo a ahorradores	22,599,800,000
Total	**263,109,990,700**

ANEXO 10. PROGRAMAS DEL RAMO 23 PROVISIONES SALARIALES Y ECONÓMICAS (pesos)

Programa Salarial	2,689,646,359
Provisiones Económicas	232,700,000
Fondo de Desastres Naturales (FONDEN)	135,700,000
Fondo para la Prevención de Desastres Naturales (FOPREDEN)	97,000,000
Otras Provisiones Económicas	13,396,100,000
Infraestructura de comunicaciones del área metropolitana	1,647,300,000
Programas Regionales	2,905,000,000
Fondo de Desincorporación de Entidades	1,600,000
Fondo Metropolitano	3,000,000,000
Fondo Regional	2,000,000,000
Fondo Municipal	500,000,000
Catastro	350,000,000
Pavimentación	150,000,000
Fondo de Apoyo para el Desarrollo Rural Sustentable	250,000,000
Programa de Fiscalización Gasto Federalizado	310,000,000
Servicios al Comercio Exterior	792,800,000
Evaluación de Seguridad	50,000,000
Seguridad y Logística	989,000,000
Programa de la Conclusión de la Relación Laboral	5,400,000
Cajas de Ahorro	900,000,000
Apoyos a mexicanos en el exterior	45,000,000
Gastos Asociados a Ingresos Petroleros	35,293,900,000
Total	**51,612,346,359**

ANEXO 11. RAMO 25 PREVISIONES Y APORTACIONES PARA LOS SISTEMAS DE EDUCACIÓN BÁSICA, NORMAL TECNOLÓGICA Y DE ADULTOS (pesos)

Previsiones para servicios personales para los servicios de educación básica en el Distrito Federal, para el Fondo de Aportaciones para la Educación Básica y Normal, y para el Fondo de Aportaciones para la Educación Tecnológica y de Adultos	13,687,414,700
Aportaciones para los servicios de educación básica y normal en el Distrito Federal	26,235,185,300



ANEXO 12. RAMO 33 APORTACIONES FEDERALES PARA ENTIDADES FEDERATIVAS Y MUNICIPIOS (pesos)

Fondo de Aportaciones para la Educación Básica y Normal	189,155,796,543
Fondo de Aportaciones para los Servicios de Salud	41,572,833,200
Fondo de Aportaciones para la Infraestructura Social, que se distribuye en:	31,887,575,000
Estatal	3,864,774,090
Municipal	28,022,800,910
Fondo de Aportaciones para el Fortalecimiento de los Municipios y de las Demarcaciones Territoriales del Distrito Federal	32,682,213,369
Fondo de Aportaciones Multiples, que se distribuye para erogaciones de:	10,382,594,420
Asistencia Social	4,735,555,872
Infraestructura Educativa	5,647,038,548
Fondo de Aportaciones para la Educación Tecnológica y de Adultos, que se distribuye para erogaciones de:	3,760,033,064
Educación Tecnológica	2,210,248,241
Educación de Adultos	1,549,784,823
Fondo de Aportaciones para la Seguridad Pública de los Estados y del Distrito Federal	5,000,000,000
Fondo de Aportaciones para el Fortalecimiento de las Entidades Federativas	17,857,041,999
Total	**332,298,087,595**

ANEXO 13. FONDO DE APORTACIONES PARA EL FORTALECIMIENTO DE LAS ENTIDADES FEDERATIVAS (pesos)

Total	**17,857,041,999**
Aguascalientes	172,087,353
Baja California	790,787,293
Baja California Sur	115,032,455
Campeche	206,871,222
Coahuila	424,396,092
Colima	140,519,811
Chiapas	717,337,982
Chihuahua	752,135,449
Distrito Federal	1,471,536,192
Durango	330,168,740
Guanajuato	668,059,688
Guerrero	476,985,768
Hidalgo	364,735,440
Jalisco	1,255,599,365
México	2,163,821,294
Michoacán	608,521,288
Morelos	200,967,546
Nayarit	213,209,099
Nuevo León	817,211,044
Oaxaca	420,487,460
Puebla	788,792,248
Querétaro	276,927,556
Quintana Roo	166,767,190
San Luis Potosí	351,666,008
Sinaloa	516,886,091
Sonora	566,286,636
Tabasco	434,289,718
Tamaulipas	535,262,087

Tlaxcala	162,668,587
Veracruz	1,118,472,392
Yucatán	369,974,147
Zacatecas	258,578,759

ANEXO 14. PREVISIONES SALARIALES Y ECONÓMICAS DE LOS RAMOS 25 Y 33 (pesos)

		Incremento a las percepciones	Creación de plazas	Otras medidas de carácter económico, laboral y contingente	Total
25	Previsiones y Aportaciones para los Sistemas de Educación Básica, Normal, Tecnológica y de Adultos	6,969,599,100	650,000,000	6,067,815,600	13,687,414,700
	Ramo	415,955,800	650,000,000	2,488,683,800	3,554,639,600
	Fondo de Aportaciones para la Educación Básica y Normal	6,487,101,200	0	3,555,457,000	10,042,558,200
	Fondo de Aportaciones para la Educación Tecnológica y de Adultos	66,542,100	0	23,674,800	90,216,900
33	Aportaciones Federales para Entidades Federativas y Municipios	1,057,561,600		134,471,600	1,192,033,200
	Fondo de Aportaciones para los Servicios de Salud	1,057,561,600	0	134,471,600	1,192,033,200

ANEXO 15. LÍMITES DE PERCEPCIÓN ORDINARIA NETA MENSUAL (SUELDOS Y SALARIOS)

Indicador de grupo jerárquico	Puestos de referencia	Valor del puesto por grado de responsabilidad expresada en puntos		Percepción ordinaria neta mensual (pesos)	
		Mínimo	Máximo	Mínimo	Máximo
P	Enlace	200	304	7,331.47	15,587.35
O	Jefatura de Departamento	305	460	13,363.81	29,614.09
N	Subdirección de Área	461	700	18,138.34	48,151.38
M	Dirección de Área	701	970	34,325.84	95,195.17
L	Dirección General Adjunta o Titular de Entidad	971	1216	56,754.68	125,284.04
K	Dirección General y Coordinación General o Titular de Entidad	1217	1496	75,444.50	151,775.09
J	Jefatura de Unidad o Titular de Entidad	1497	1840	89,393.16	145,704.08
I	Oficialía Mayor o Titular de Entidad	1841	3200	107,792.90	146,091.76
H	Subsecretaría de Estado o Titular de Entidad	3201	4896	107,792.90	149,771.55
G	Secretaría de Estado			150,018.48	
	Presidente de la República			152,467.17	

Nota: Los límites de la percepción ordinaria neta mensual se actualizarán conforme a las disposiciones fiscales aplicables para el ejercicio fiscal 2007

ANEXO 16. MONTOS MÁXIMOS PARA ADJUDICACIONES MEDIANTE INVITACIÓN A CUANDO MENOS TRES PERSONAS O MEDIANTE ADJUDICACIONES DIRECTAS (miles de pesos)

Adquisiciones, Arrendamientos y Servicios				
Presupuesto autorizado de adquisiciones, arrendamientos y servicios		Monto máximo total de cada operación que podrá adjudicarse directamente	Monto máximo total de cada operación que podrá adjudicarse mediante invitación a cuando menos tres personas	
Mayor de	Hasta	Dependencias y Entidades	Dependencias	Entidades
	15,000	110	420	420
15,000	30,000	130	595	630
30,000	50,000	150	595	840
50,000	100,000	170	595	1,060
100,000	150,000	190	595	1,300
150,000	250,000	210	595	1,500
250,000	350,000	230	595	1,630
350,000	450,000	250	595	1,800
450,000	600,000	260	595	2,000
600,000	750,000	280	595	2,100
750,000	1,000,000	300	595	2,270
1,000,000		320	595	2,300

Obras Públicas y servicios relacionados con las mismas					
Presupuesto autorizado para realizar obras públicas y servicios relacionados con las mismas		Monto máximo total de cada obra que podrá adjudicarse directamente	Monto máximo total de cada servicio relacionado con obra pública que podrá adjudicarse directamente	Monto máximo total de cada obra que podrá adjudicarse mediante invitación a cuando menos tres personas	Monto máximo total de cada servicio relacionado con obra pública que podrá adjudicarse mediante invitación a cuando menos tres personas
Mayor de	Hasta	Dependencias y Entidades	Dependencias y Entidades	Dependencias y Entidades	Dependencias y Entidades

	15,000	170	110	1,370	420
15,000	30,000	210	130	1,700	630
30,000	50,000	250	150	2,000	840
50,000	100,000	300	170	2,430	1,060
100,000	150,000	350	190	2,850	1,300
150,000	250,000	400	210	3,270	1,500
250,000	350,000	470	230	3,800	1,630
350,000	450,000	530	250	4,330	1,800
450,000	600,000	600	260	4,960	2,000
600,000	750,000	680	280	5,600	2,100
750,000	1,000,000	750	300	6,330	2,270
1,000,000		820	320	7,070	2,300

ANEXO 17. PROGRAMAS SUJETOS A REGLAS DE OPERACIÓN

06 Hacienda y Crédito Público
Subsidio a la Prima del Seguro Agropecuario
Programas de la Comisión Nacional para el Desarrollo de los Pueblos Indígenas
Programa de apoyo para facilitar el acceso al financiamiento rural
Programa de Apoyo a los Fondos de Aseguramiento Agropecuario
Programa de capital de riesgo para acopio, comercialización y transformación y para el servicio de cobertura
08 Agricultura, Ganadería, Desarrollo Rural, Pesca y Alimentación
Reconversión Productiva
Programa Integral de Agricultura Sostenible y Reconversión Productiva en Zonas de Sequía Recurrente
Programa de Reconversión Productiva a través de Alianza para el Campo
Programa de Fomento Agrícola
Programas de Ganadería
Promover la Integración de Cadenas Agroalimentarias y de Pesca, incluye:
Programa de Apoyos Directos al Productor por Excedentes de Comercialización para Reconversión Productiva, Integración de Cadenas Agroalimentarias y Atención a Factores Críticos (Ingreso Objetivo)
Apoyos Directos a la Comercialización
Apoyos Directos a la Comercialización para Coberturas
Apoyos Directos a la Comercialización para Pignoración
Apoyos Directos a la Comercialización para Conversión Productiva
Esquemas de Apoyos para el Sacrificio en Rastros Tipo Inspección Federal (TIF) y Rastros en Proceso de Certificación como TIF
Otros Esquemas de Apoyo
Alianza para el Campo para la integración de cadenas agroalimentarias y de pesca
Programa de Fomento Agrícola
Programas de Fomento Ganadero
Programas de Sanidades
Programas de Acuacultura y Pesca
SNIDRUS
Sistema Financiero Rural
Programa de Estímulos a la Productividad Ganadera (PROGAN)
Fondo de Apoyo a la Competitividad de las Ramas Productivas
Plan Emergente en Competitividad para la Producción de Maíz
Plan Emergente en Competitividad para la Producción de Frijol
Plan Emergente en Competitividad para la Producción de Caña de Azúcar
Plan Emergente en Competitividad para la Producción de Leche
Fomento a la Inversión rural y pesquera a través del Fondo de Riesgo Compartido para el Fomento de Agronegocios, (FOMAGRO)
Plan Emergente en FOMAGRO para la Producción de Maíz
Plan Emergente en FOMAGRO para la Producción de Frijol
Plan Emergente en FOMAGRO para la Producción de Caña de Azúcar

Plan Emergente en FOMAGRO para la Producción de Leche
Programas Pesqueros
Apoyar el Crecimiento del Ingreso Neto de la Población Rural a través de la Atención a Grupos y Regiones Prioritarios, dedicados a la Producción Agropecuaria, Acuícola y Pesquera, incluye:
Programa de Apoyos Directos al Campo (PROCAMPO)
Sistema de Garantías y Acceso Anticipado a Pagos Futuros del PROCAMPO, (Ley de Capitalización)
Alianza para el Campo para la Atención a Grupos y Regiones Prioritarias
Programas de Desarrollo Rural
Fondo para Atender a la Población Rural Afectada por Contingencias Climatológicas, (FAPRACC)
Fondo de Apoyo a las Organizaciones Sociales, Agropecuarias y Pesqueras, (PROSAP)
Factores Críticos
Alianza para el Campo para la Atención a Factores Críticos
Programas de Agricultura
Fondo de Compensación a Costo de Energéticos Agrícolas, en el Marco de Apoyo a la Competitividad por Ramas de Producción
09 Comunicaciones y Transportes
Programa de Empleo Temporal (PET)
10 Economía
Fondo de Microfinanciamiento a Mujeres Rurales (FOMMUR)
Fondo de Apoyo para la Micro, Pequeña y Mediana Empresa (Fondo PYME)
Programa Nacional de Financiamiento al Microempresario
Comité Nacional de Productividad e Innovación Tecnológica (COMPITE)
Programa para el Desarrollo de la Industria del Software (PROSOFT)
Fondo Nacional de Apoyos para Empresas en Solidaridad
11 Educación Pública
Modelo Comunitario de Educación Inicial y Básica para Población Mestiza (CONAFE)
Atención a la Demanda de Educación para Adultos (INEA)
Programas de la Comisión Nacional de Cultura Física y Deporte (CONADE)
Programas del Consejo Nacional para la Cultura y las Artes (CONACULTA)
Programa de Mejoramiento del Profesorado (PROMEP)
Programa Nacional de Becas y Financiamiento (PRONABES)
Programa Escuelas de Calidad
Programa Fondo de Modernización para la Educación Superior (FOMES)
Programa Fondo de Inversión de Universidades Públicas Estatales con Evaluación de la ANUIES (FIUPEA)
Programa de Fortalecimiento de la Educación Especial y de la Integración Educativa
Programa de Mejoramiento Institucional de las Escuelas Normales Públicas
Programa de Desarrollo Humano Oportunidades
Acciones Compensatorias para Abatir el Rezago Educativo en Educación Inicial y Básica (CONAFE)
Modelo de Educación para la Vida y el Trabajo (INEA)
Modelo Comunitario de Educación Inicial y Básica para Población Indígena y Migrante (CONAFE)
Becas para Madres Jóvenes y Jóvenes Embarazadas
Programa de Educación Primaria para Niños y Niñas Migrantes
Programa Asesor Técnico Pedagógico
Programa Nacional de Becas a la Excelencia Académica y al Aprovechamiento Escolar
Programa Educativo Rural
Programa Nacional de Lectura
Fortalecimiento a la Telesecundaria





Programa Beca de Apoyo a la Práctica Intensiva y al Servicio Social para Estudiantes de Séptimo y Octavo Semestres de Escuelas Normales Públicas
12 Salud
Programa Comunidades Saludables
Programa de Atención a Personas con Discapacidad
Programa Cruzada Nacional por la Calidad de los Servicios de Salud
Programa de Desarrollo Humano Oportunidades
Programa de Atención a la Infancia y Adolescencia
Programa de Atención a Familias y Población Vulnerable
14 Trabajo y Previsión Social
Programa de Apoyo a la Capacitación (PAC)
Programa de Apoyo al Empleo (PAE)
Programa para el Desarrollo Local (Microrregiones)
15 Reforma Agraria
Programa de la Mujer en el Sector Agrario (PROMUSAG)
Fondo de Apoyo para Proyectos Productivos (FAPPA)
Fondo de Tierras
Joven Emprendedor Rural
16 Medio Ambiente y Recursos Naturales
Proárbol - Programa de Desarrollo Forestal (PRODEFOR)
Proárbol - Programa de Plantaciones Forestales Comerciales (PRODEPLAN)
Programa de Desarrollo Regional Sustentable (PRODERS)
Programa de Agua Limpia
Programa de Desarrollo Institucional Ambiental (PDIA)
Programa de Empleo Temporal (PET)
Programa de Agua Potable, Alcantarillado y Saneamiento en Zonas Urbanas
Programa para la Construcción y Rehabilitación de Sistemas de Agua Potable y Saneamiento en Zonas Rurales
Programa de Desarrollo de Infraestructura de Temporal
Programa de Conservación y Rehabilitación de Áreas de Temporal
Programa de Ampliación de Distritos de Riego
Programa de Rehabilitación y Modernización de Distritos de Riego
Programa de Desarrollo Parcelario
Programa de Uso Eficiente del Agua y la Energía Eléctrica
Programa de Ampliación de Unidades de Riego
Programa de Uso Pleno de la Infraestructura Hidroagrícola
Proárbol - Programa de Pago por Servicios Ambientales (PSA)
Proárbol - Programa de Conservación y Restauración de Ecosistemas Forestales (PROCOREF)
Proárbol - Programa para desarrollar el mercado de servicios ambientales por captura de carbono y los derivados de la biodiversidad y para fomentar el establecimiento y mejoramiento de sistemas agroforestales
19 Aportaciones a Seguridad Social
Programa IMSS-Oportunidades
Programa para el Desarrollo de los Pueblos y Comunidades Indígenas
20 Desarrollo Social
Programa Hábitat
Programa de Abasto Social de Leche a cargo de Liconsa, S.A. de C.V.
Programa de Abasto Rural a cargo de Diconsa, S.A. de C.V.



Programa de Opciones Productivas
Programa de Jóvenes por México
Programas del Fondo Nacional para el Fomento a las Artesanías (FONART)
Programa de Ahorro, Subsidio y Crédito para la Vivienda "Tu Casa"
Programa para el Desarrollo Local (Microrregiones)
Programa 3 x 1 para Migrantes
Programa de Atención a Jornaleros Agrícolas
Programa Coinversión Social
Programa de Empleo Temporal (PET)
Programa de Desarrollo Humano Oportunidades
Programa de Atención a los Adultos Mayores
Programa Vivienda Rural
Programa de Apoyo Alimentario a cargo de Diconsa, S.A. de C.V.
Programa de guarderías y estancias infantiles para apoyar a madres trabajadoras
Programa de Rescate de espacios públicos
38 Consejo Nacional de Ciencia y Tecnología
Programas del Consejo Nacional de Ciencia y Tecnología

ANEXO 18. PROGRAMA DE DESARROLLO HUMANO OPORTUNIDADES (pesos)

Desarrollo Social	15,538,048,145
Educación Pública	16,550,000,000
Salud	3,928,804,439
Total	**36,016,852,584**

ANEXO 19. PRINCIPALES PROGRAMAS

Programa de Modernización Integral del Registro Civil
Sistema Nacional de Coordinación Fiscal
Modernizar los registros públicos de la propiedad de los Estados
Apoyos para la adquisición de vivienda
Programa de autoconstrucción de vivienda
Programa de construcción y mantenimiento de la vivienda
Subsidio a la Prima del Seguro Agropecuario
Programas de la Comisión Nacional para el Desarrollo de los Pueblos Indígenas
Programa de Apoyo a los Fondos de Aseguramiento Agropecuario
Fomento a la inversión rural y pesquera a través del Fondo de Riesgo Compartido para el Fomento de Agronegocios (FOMAGRO)
Reconversión Productiva
Cadenas Agroalimentarias y de Pesca
Grupos y Regiones Prioritarios
Factores Críticos
Fondo de Compensación a Costo de Energéticos Agrícolas, en el Marco de Apoyo a la Competitividad por Ramas de Producción
PROCAMPO
Ley de Capitalización del PROCAMPO
Plan Emergente en FOMAGRO para la Producción de Maíz
Plan Emergente en FOMAGRO para la Producción de Frijol
Plan Emergente en FOMAGRO para la Producción de Caña de Azúcar
Plan Emergente en FOMAGRO para la Producción de Leche
Plan Emergente en Competitividad para la Producción de Maíz
Plan Emergente en Competitividad para la Producción de Frijol



Plan Emergente en Competitividad para la Producción de Caña de Azúcar
Plan Emergente en Competitividad para la Producción de Leche
Alianza para el Campo
Programas Pesqueros
Fondo para Atender a la Población Rural Afectada por Contingencias Climatológicas (FAPRACC)
Infraestructura Carretera
Programa de Empleo Temporal (PET)
Fondo de Microfinanciamiento a Mujeres Rurales (FOMMUR)
Programa de Apoyos para PYMES
Programa Nacional de Financiamiento al Microempresario
Comité Nacional de Productividad e Innovación Tecnológica (COMPITE)
Programa Marcha Hacia el Sur
Programa para el Desarrollo de la Industria del Software (PROSOFT)
Fortalecimiento del programa de becas
Reformar y articular los tres niveles de educación básica
Mejorar los servicios educativos de la rama tecnológica
Proponer los contenidos y métodos educativos para la aplicación de los planes y programas de estudio en los diferentes niveles educativos
Fondo Concursable para el desarrollo de proyectos educativos
Fondo Concursable para la Inversión en Infraestructura para Educación Media Superior
Fondo Concursable para la Inversión en Infraestructura de Educación Básica
Modelo Comunitario de Educación Inicial y Básica para Población Mestiza (CONAFE)
Programas de la Comisión Nacional de Cultura Física y Deporte (CONADE)
Programas del Consejo Nacional para la Cultura y las Artes (CONACULTA)
Programa de Mejoramiento del Profesorado (PROMEP)
Programa Nacional de Becas y Financiamiento (PRONABES)
Programa Escuelas de Calidad
Programa Fondo de Modernización para la Educación Superior (FOMES)
Programa Fondo de Inversión de Universidades Públicas Estatales con Evaluación de la ANUIES (FIUPEA)
Programa de Fortalecimiento de la Educación Especial y de la Integración Educativa
Programa de Mejoramiento Institucional de las Escuelas Normales Públicas
Programa de Desarrollo Humano Oportunidades
Becas para Madres Jóvenes y Jóvenes Embarazadas
Programa de Educación Primaria para Niños y Niñas Migrantes
Programa Asesor Técnico Pedagógico
Programa Nacional de Becas a la Excelencia Académica y al Aprovechamiento Escolar
Programa Nacional de Lectura
Fortalecimiento a la Telesecundaria
Formar recursos humanos especializados en salud
Apoyos adicionales para las acciones de promoción de la salud y prevención de enfermedades
Programa para la lucha contra las adicciones
Programa Seguro Popular
Programa Comunidades Saludables
Programa Cruzada Nacional por la Calidad de los Servicios de Salud
Programas de Atención a Infancia y Adolescencia
Seguro Universal de Salud para niños
Programa de Apoyo a la Capacitación (PAC)
Programa de Apoyo al Empleo (PAE)
Programa para el Desarrollo Local (Microrregiones)
Programa de la Mujer en el Sector Agrario (PROMUSAG)
Fondo de Apoyo para Proyectos Productivos (FAPPA)
Fondo de Tierras
Joven Emprendedor Rural
Cruzada Nacional por un México Limpio



Programas
Desarrollo y Ordenamiento Ambiental por Cuencas y Ecosistemas
Manejo Integral del Sistema Hidrológico
Capacitación Ambiental y Desarrollo Sustentable
Programa de Instalación de Medidores en Fuentes de Abastecimiento
Proárbol
Programa de Desarrollo Regional Sustentable (PRODERS)
Programa de Agua Limpia
Programa de Desarrollo Institucional Ambiental (PDIA)
Programa de Agua Potable, Alcantarillado y Saneamiento en Zonas Urbanas
Programa para la Construcción y Rehabilitación de Sistemas de Agua Potable y Saneamiento en Zonas Rurales
Programa de Rehabilitación y Modernización de Distritos de Riego
Programa de Desarrollo Parcelario
Programa de Uso Eficiente del Agua y la Energía Eléctrica
Programa de Uso Pleno de la Infraestructura Hidroagrícola
Programa de Apoyos para el Consumo de Energía Eléctrica y Gas
Programa IMSS-Oportunidades
Programa Primer Empleo
Financiamientos de proyectos para la producción de artesanías
Fondo Nacional de Apoyos para Empresas en Solidaridad (FONAES)
Programa Hábitat
Programa de Opciones Productivas
Programa Jóvenes por México
Programa de Ahorro, Subsidio y Crédito para la Vivienda "Tu Casa"
Programa para el Desarrollo Local (Microrregiones)
Programa 3 x 1 para Migrantes
Programa de Atención a Jornaleros Agrícolas
Programa de Coinversión Social
Programa de Atención a Adultos Mayores en Zonas Rurales
Programa de Vivienda Rural
Programa de Apoyo Alimentario
Apoyos para el cuidado de los hijos de las madres trabajadoras
Rescate de espacios públicos
Fondo de Desastres Naturales (FONDEN)
Fondo para la Prevención de Desastres Naturales (FOPREDEN)
Fondo Metropolitano
Sistema único de Información Criminal
Modernización y equipamiento de los cuerpos policiacos
Programa de apoyos para el consumo de energía
Programas del Consejo Nacional de Ciencia y Tecnología
Programa de Apoyos para el Fortalecimiento de las Entidades Federativas (PAFEP)

ANEXO 20. ADECUACIONES APROBADAS POR LA H. CÁMARA DE DIPUTADOS (pesos)

		Proyecto PEF	Reducciones	Ampliaciones	Reasignaciones	Presupuesto Aprobado
A: RAMOS AUTÓNOMOS		**46,923,569,480**	**6,000,000,000**	**0**	**6,000,000,000**	**40,923,569,480**
Gasto Programable						
01	Poder Legislativo	8,357,408,673	898,705,880	0	898,705,880	7,458,702,793
	Cámara de Senadores	2,681,963,750	606,403,524	0	606,403,524	2,075,560,226
	Cámara de Diputados	4,704,115,935	99,644,836	0	99,644,836	4,604,471,099
	Auditoría Superior de la Federación	971,328,988	192,657,520	0	192,657,520	778,671,468
03	Poder Judicial	29,420,888,913	4,191,375,007	0	4,191,375,007	25,229,513,906
	Suprema Corte de Justicia de la Nación	3,792,073,821	621,716,049	0	621,716,049	3,170,357,772
	Consejo de la Judicatura	24,255,134,878	3,324,743,410	0	3,324,743,410	20,930,391,468
	Tribunal Electoral del Poder Judicial de la Federación	1,373,680,214	244,915,548	0	244,915,548	1,128,764,666
22	Instituto Federal Electoral	8,154,608,041	720,219,434	0	720,219,434	7,434,388,607
35	Comisión Nacional de los	990,663,853	189,699,679	0	189,699,679	800,964,174

	Derechos Humanos					
B: RAMOS ADMINISTRATIVOS		**493,082,570,304**	**10,123,731,620**	**61,591,931,620**	**51,468,200,000**	**544,550,770,304**
Gasto Programable						
02	Presidencia de la República	1,608,518,781	0	0	0	1,608,518,781
04	Gobernación	5,166,552,769	83,300,000	0	83,300,000	5,083,252,769
05	Relaciones Exteriores	4,899,630,085	63,600,000	0	63,600,000	4,836,030,085
06	Hacienda y Crédito Público	30,378,400,000	401,500,000	4,381,600,000	3,980,100,000	34,358,500,000
07	Defensa Nacional	32,300,896,500	100,000,000	0	100,000,000	32,200,896,500
08	Agricultura, Ganadería, Desarrollo Rural, Pesca y Alimentación	47,863,500,000	152,200,000	10,673,400,000	10,521,200,000	58,384,700,000
09	Comunicaciones y Transportes	27,563,700,000	395,500,000	12,000,000,000	11,604,500,000	39,168,200,000
10	Economía	6,848,996,947	83,500,000	1,467,631,620	1,384,131,620	8,233,128,567
11	Educación Pública	142,406,100,000	3,650,000,000	13,207,300,000	9,557,300,000	151,963,400,000
12	Salud	54,459,855,867	1,876,700,000	3,000,000,000	1,123,300,000	55,583,155,867
13	Marina	11,101,321,100	150,000,000	0	150,000,000	10,951,321,100
14	Trabajo y Previsión Social	3,284,715,603	50,000,000	0	50,000,000	3,234,715,603
15	Reforma Agraria	4,034,800,000	7,500,000	745,000,000	737,500,000	4,772,300,000
16	Medio Ambiente y Recursos Naturales	22,362,075,388	130,800,000	6,775,000,000	6,644,200,000	29,006,275,388
17	Procuraduría General de la República	9,216,539,400	0	0	0	9,216,539,400
18	Energía	32,726,298,748	0	67,000,000	67,000,000	32,793,298,748
20	Desarrollo Social	27,626,100,000	1,467,631,620	8,950,000,000	7,482,368,380	35,108,468,380
	Programa de Apoyo a las Instancias de Mujeres en las Entidades Federativas			200,000,000	200,000,000	200,000,000
21	Turismo	1,747,700,000	0	75,000,000	75,000,000	1,822,700,000
27	Función Pública	1,318,200,000	0	0	0	1,318,200,000
31	Tribunales Agrarios	594,000,000	0	200,000,000	200,000,000	794,000,000
32	Tribunal Federal de Justicia Fiscal y Administrativa	981,780,128	0	50,000,000	50,000,000	1,031,780,128
36	Seguridad Pública	15,164,682,654	1,500,000,000	0	1,500,000,000	13,664,682,654
37	Consejería Jurídica del Ejecutivo Federal	97,557,376	11,500,000	0	11,500,000	86,057,376
38	Consejo Nacional de Ciencia y Tecnología	9,330,648,958	0	0	0	9,330,648,958
C: RAMOS GENERALES		**1,178,424,831,153**	**35,225,584,346**	**21,269,184,346**	**13,956,400,000**	**1,164,468,431,153**
Gasto Programable						
19	Aportaciones a Seguridad	191,994,400,000	0	0	0	191,994,400,000
23	Provisiones Salariales y Económicas	68,965,230,705	26,581,684,346	9,228,800,000	17,352,884,346	51,612,346,359
	Programa Salarial	3,656,130,705	966,484,346	0	966,484,346	2,689,646,359
	Provisiones Económicas	750,000,000	517,300,000	0	517,300,000	232,700,000
	Fondo de Desastres Naturales y (FONDEN)	500,000,000	364,300,000	0	364,300,000	135,700,000
	Fondo para la Prevención de Desastres Naturales (FOPREDEN)	250,000,000	153,000,000	0	153,000,000	97,000,000
	Otras Provisiones Económicas	4,387,300,000	220,000,000	9,228,800,000	9,008,800,000	13,396,100,000
	Infraestructura de comunicaciones del área metropolitana	197,300,000	0	1,450,000,000	1,450,000,000	1,647,300,000
	Programas Regionales	746,200,000	0	2,158,800,000	2,158,800,000	2,905,000,000
	Fondo de Desincorporación de Entidades	1,600,000	0	0	0	1,600,000
	Fondo Metropolitano	1,000,000,000	0	2,000,000,000	2,000,000,000	3,000,000,000
	Fondo Regional		0	2,000,000,000	2,000,000,000	2,000,000,000
	Fondo Municipal	0	0	500,000,000	500,000,000	500,000,000
	Catastro		0	350,000,000	350,000,000	350,000,000
	Pavimentación		0	150,000,000	150,000,000	150,000,000
	Fondo de Apoyo para el Desarrollo Rural Sustentable			250,000,000	250,000,000	250,000,000
	Programa de Fiscalización Gasto Federalizado	310,000,000	0	0	0	310,000,000



	Servicios al Comercio Exterior	792,800,000	0	0	0	792,800,000
	Evaluación Seguridad	0	0	50,000,000	50,000,000	50,000,000
	Seguridad y Logística	214,000,000	0	775,000,000	775,000,000	989,000,000
	Programa de la Conclusión de la Relación Laboral	125,400,000	120,000,000	0	120,000,000	5,400,000
	Cajas de Ahorro	1,000,000,000	100,000,000	0	100,000,000	900,000,000
	Apoyos a mexicanos en el exterior	0	0	45,000,000	45,000,000	45,000,000
	Gastos Asociados a Ingresos Petroleros	60,171,800,000	24,877,900,000	0	24,877,900,000	35,293,900,000
25	Previsiones y Aportaciones para los Sistemas de Educación Básica, Normal, Tecnológica y de Adultos	36,398,800,000	643,900,000	4,167,700,000	3,523,800,000	39,922,600,000
	Previsiones para servicios personales para los servicios de educación básica en el Distrito Federal, para el Fondo de Aportaciones para la Educación Básica y Normal, y para el Fondo de Aportaciones para la Educación Tecnológica y de Adultos	9,913,614,700	393,900,000	4,167,700,000	3,773,800,000	13,687,414,700
	Aportaciones para los servicios de educación básica y normal en el Distrito Federal	26,485,185,300	250,000,000	0	250,000,000	26,235,185,300
33	Aportaciones Federales para Entidades Federativas y Municipios	329,276,824,161	0	3,021,263,434	3,021,263,434	332,298,087,595
	Fondo de Aportaciones para la Educación Básica y Normal	189,155,796,543	0	0	0	189,155,796,543
	Fondo de Aportaciones para los Servicios de Salud	41,572,833,200	0	0	0	41,572,833,200
	Fondo de Aportaciones para la Infraestructura Social, que se distribuye en:	31,434,815,000	0	452,760,000	452,760,000	31,887,575,000
	Estatal	3,809,899,578	0	54,874,512	54,874,512	3,864,774,090
	Municipal	27,624,915,422	0	397,885,488	397,885,488	28,022,800,910
	Fondo de Aportaciones para el Fortalecimiento de los Municipios y de las Demarcaciones Territoriales del Distrito Federal	32,218,170,590	0	464,042,779	464,042,779	32,682,213,369
	Fondo de Aportaciones Multiples, que se distribuye para erogaciones de:	10,235,175,764	0	147,418,656	147,418,656	10,382,594,420
	Asistencia Social	4,668,317,448	0	67,238,424	67,238,424	4,735,555,872
	Infraestructura Educativa	5,566,858,316	0	80,180,232	80,180,232	5,647,038,548
	Fondo de Aportaciones para la Educación Tecnológica y de Adultos, que se distribuye para erogaciones de:	3,760,033,064	0	0	0	3,760,033,064
	Educación Tecnológica	2,210,248,241	0	0	0	2,210,248,241
	Educación de Adultos	1,549,784,823	0	0	0	1,549,784,823
	Fondo de Aportaciones para la Seguridad Pública de los Estados y del Distrito Federal	3,500,000,000	0	1,500,000,000	1,500,000,000	5,000,000,000
	Fondo de Aportaciones para el Fortalecimiento de las Entidades Federativas	17,400,000,000	0	457,041,999	457,041,999	17,857,041,999
	Aguascalientes	167,682,864	0	4,404,489	4,404,489	172,087,353
	Baja California	770,547,490	0	20,239,803	20,239,803	790,787,293
	Baja California Sur	112,088,257	0	2,944,198	2,944,198	115,032,455
	Campeche	201,576,457	0	5,294,765	5,294,765	206,871,222

	Coahuila	413,533,888	0	10,862,204	10,862,204	424,396,092
	Colima	136,923,277	0	3,596,534	3,596,534	140,519,811
	Chiapas	698,978,077	0	18,359,905	18,359,905	717,337,982
	Chihuahua	732,884,921	0	19,250,528	19,250,528	752,135,449
	Distrito Federal	1,433,872,964	0	37,663,228	37,663,228	1,471,536,192
	Durango	321,718,237	0	8,450,503	8,450,503	330,168,740
	Guanajuato	650,961,037	0	17,098,651	17,098,651	668,059,688
	Guerrero	464,777,557	0	12,208,211	12,208,211	476,985,768
	Hidalgo	355,400,220	0	9,335,220	9,335,220	364,735,440
	Jalisco	1,223,462,931	0	32,136,434	32,136,434	1,255,599,365
	México	2,108,439,378	0	55,381,916	55,381,916	2,163,821,294
	Michoacán	592,946,492	0	15,574,796	15,574,796	608,521,288
	Morelos	195,823,883	0	5,143,663	5,143,663	200,967,546
	Nayarit	207,752,119	0	5,456,980	5,456,980	213,209,099
	Nuevo León	796,294,939	0	20,916,105	20,916,105	817,211,044
	Oaxaca	409,725,295	0	10,762,165	10,762,165	420,487,460
	Puebla	768,603,508	0	20,188,740	20,188,740	788,792,248
	Querétaro	269,839,735	0	7,087,821	7,087,821	276,927,556
	Quintana Roo	162,498,868	0	4,268,322	4,268,322	166,767,190
	San Luis Potosí	342,665,294	0	9,000,714	9,000,714	351,666,008
	Sinaloa	503,656,652	0	13,229,439	13,229,439	516,886,091
	Sonora	551,792,815	0	14,493,821	14,493,821	566,286,636
	Tabasco	423,174,291	0	11,115,427	11,115,427	434,289,718
	Tamaulipas	521,562,323	0	13,699,764	13,699,764	535,262,087
	Tlaxcala	158,505,166	0	4,163,421	4,163,421	162,668,587
	Veracruz	1,089,845,654	0	28,626,738	28,626,738	1,118,472,392
	Yucatán	360,504,845	0	9,469,302	9,469,302	369,974,147
	Zacatecas	251,960,566	0	6,618,193	6,618,193	258,578,759
Gasto No Programable						
24	Deuda Pública	189,185,600,285	4,000,000,000	0	4,000,000,000	185,185,600,285
28	Participaciones a Entidades Federativas y Municipios	319,429,671,087	0	4,851,420,912	4,851,420,912	324,281,091,999
29	Erogaciones para las Operaciones y Programas de	0	0	0	0	0
30	Adeudos de Ejercicios Fiscales Anteriores	16,000,000,000	4,000,000,000	0	4,000,000,000	12,000,000,000
34	Erogaciones para los Programas de Apoyo a Ahorradores y Deudores de la Banca	27,174,304,915	0	0	0	27,174,304,915
	Obligaciones incurridas a través de los programas de apoyo a deudores	4,574,504,915	0	0	0	4,574,504,915
	Obligaciones surgidas de los programas de apoyo a ahorradores	22,599,800,000	0	0	0	22,599,800,000
D: ENTIDADES SUJETAS A CONTROL PRESUPUESTARIO DIRECTO		**725,045,885,500**	**5,474,000,000**	**0**	**5,474,000,000**	**719,571,885,500**
Gasto Programable						
GYN	Instituto de Seguridad y Servicios Sociales de los Trabajadores del Estado	80,919,900,000	0	0	0	80,919,900,000
GYR	Instituto Mexicano del Seguro Social	237,801,900,000	0	0	0	237,801,900,000
TOQ	Comisión Federal de Electricidad	183,731,900,000	1,750,000,000	0	1,750,000,000	181,981,900,000
T1O	Luz y Fuerza del Centro	27,515,300,000	200,000,000	0	200,000,000	27,315,300,000
TZZ	Petróleos Mexicanos	144,326,800,000	3,524,000,000	0	3,524,000,000	140,802,800,000
Gasto No Programable						
	Costo Financiero, que se distribuye para erogaciones de:	50,750,085,500	0	0	0	50,750,085,500
TOQ	Comisión Federal de Electricidad	9,254,466,860	0	0	0	9,254,466,860
TZZ	Petróleos Mexicanos	41,495,618,640	0	0	0	41,495,618,640
Resta por concepto de subsidios, transferencias y aportaciones a seguridad social incluidas en el gasto de la Administración Pública Federal Centralizada y que cubren parcialmente los		**209,102,156,437**	**0**	**0**	**0**	**209,102,156,437**



presupuestos de las entidades a que se refiere el Anexo 1.D					
GASTO NETO TOTAL	2,234,374,700,000	56,823,315,966	82,861,115,966	26,037,800,000	2,260,412,500,000

ANEXO 21 A. AMPLIACIONES: PROGRAMA CARRETERO E INFRAESTRUCTURA PORTUARIA (millones de pesos)

	Construcción y Modernización	Conservación de carreteras	Caminos Rurales y Carreteras Alimentadoras	Infraestructura Portuaria	TOTAL
ENTIDAD FEDERATIVA					
TOTAL	4,658.0	2,701.7	4,587.2	53.1	12,000.0
AGUASCALIENTES	0.0	82.8	29.6	0.0	112.4
BAJA CALIFORNIA	83.4	107.7	94.2	0.0	285.3
BAJA CALIFORNIA SUR	143.6	45.5	123.9	0.0	313.0
CAMPECHE	180.5	6.6	15.2	53.1	255.3
COAHUILA	60.7	118.7	71.7	0.0	251.1
COLIMA	28.1	19.1	122.1	0.0	169.2
CHIAPAS	15.2	76.8	569.4	0.0	661.4
CHIHUAHUA	75.8	194.0	215.0	0.0	484.8
DURANGO	151.6	27.6	208.2	0.0	387.5
GUANAJUATO	113.7	195.9	95.8	0.0	405.4
GUERRERO	60.7	69.5	465.5	0.0	595.6
HIDALGO	75.8	72.0	284.4	0.0	432.2
JALISCO	310.9	165.1	226.7	0.0	702.7
MÉXICO	618.0	15.2	96.4	0.0	729.6
MICHOACÁN	60.7	194.8	209.3	0.0	464.7
MORELOS	15.2	81.2	60.7	0.0	157.1
NAYARIT	113.7	43.1	104.2	0.0	261.0
NUEVO LEÓN	172.9	119.7	49.3	0.0	341.8
OAXACA	341.2	120.6	373.8	0.0	835.7
PUEBLA	267.8	45.5	236.9	0.0	550.2
QUERÉTARO	130.4	51.4	0.0	0.0	181.8
QUINTANA ROO	106.2	68.9	0.0	0.0	175.1
SAN LUIS POTOSI	288.1	99.0	61.0	0.0	448.2
SINALOA	223.7	27.2	214.2	0.0	465.1
SONORA	204.7	69.4	304.2	0.0	578.3
TABASCO	219.9	32.5	78.1	0.0	330.5
TAMAULIPAS	98.6	48.6	31.8	0.0	179.0
TLAXCALA	115.3	23.0	61.0	0.0	199.3
VERACRUZ	75.8	247.4	117.9	0.0	441.1
YUCATÁN	106.2	97.1	25.4	0.0	228.6
ZACATECAS	199.8	135.9	41.2	0.0	376.9

ANEXO 21 B AMPLIACIONES: EDUCACIÓN (pesos)

						Total
Total Educación						**17,375,000,000**
RAMO 11. EDUCACIÓN						**13,207,300,000**
EDUCACIÓN BÁSICA						**1,832,300,000**
Educación para adultos (INEA)						135,800,000
Formación y actualización de docentes educación básica						124,200,000
Grupos vulnerables						57,900,000
Superior escuelas normales						429,900,000



Equipamiento de escuelas educación básica	370,000,000
Saneamiento FAEB	714,500,000
EDUCACIÓN MEDIA SUPERIOR	**794,000,000**
Subsidios extraordinarios para Colegios de Bachilleres	237,300,000
Subsidios extraordinarios para CECyTES	100,000,000
Programa Nacional de Becas para la Retención de Estudiantes de Educación Media Superior (no beneficiados por otros programas)	456,700,000
EDUCACIÓN SUPERIOR	**8,206,000,000**
Fondo para la Consolidación de las Universidades Públicas Estatales y con Apoyo Solidario (irreductible) Anexo 1 Distribución por UPES	1,000,000,000
Fondo para Incremento de la Matrícula en Educación Superior de las Universidades Públicas Estatales y con Apoyo Solidario (irreductible) Anexo 1 Distribución por UPES	1,000,000,000
UNAM	680,000,000
UAM	147,000,000
UPN	9,000,000
IPN	491,000,000
COLMEX	38,000,000
CINVESTAV	90,000,000
CETI	40,000,000
UAAA Narro	68,000,000
Fondo de Apoyo para la Calidad de los Institutos Tecnológicos (Fondo de concurso por proyectos para impulso de la calidad que pueden incluir equipamiento)	200,000,000
Modelo de Asignación Adicional al Subsidio Federal Ordinario,Universidades Públicas Estatales (Distribución por la fórmula CUPIA con participación de SEP y ANUIES)	1,150,000,000
Fondo de Apoyo para Reformas Estructurales de las Universidades Públicas Estatales (Fondo de concurso para apoyar las reformas de las UPES para abatir pasivos contingentes derivados de pensiones y jubilaciones)	1,200,000,000
Fondo de Apoyo para Saneamiento Financiero de las UPES por Abajo de la Media Nacional en Subsidio por Alumno (Fondo de concurso para propuestas de saneamiento financiero)	1,000,000,000
Fondo para el Reconocimiento de Plantilla de las Universidades Públicas Estatales (fondo de concurso)	600,000,000
Fondo para la Modernización de la Educación Superior FOMES (Fondo de concurso bajo el Programa Integral de Fortalecimiento Institucional PIFI)	100,000,000
Programa de Mejoramiento del Profesorado PROMEP	100,000,000
Fondo de Inversión de Universidades Públicas Estatales con Evaluación y Acreditación FIUPEA (Fondo de concurso bajo el Programa Integral de Fortalecimiento Institucional PIFI)	65,000,000
Apoyo a Actividades Relacionadas con la Educación Superior	80,000,000
Aportación Federal para el Nuevo Edificio de la Biblioteca Pública del Estado de Jalisco	148,000,000
CULTURA	**2,125,000,000**
Instituto Nacional de Antropología e Historia	165,000,000
Instituto Nacional de Bellas Artes y Literatura	145,000,000
Radio Educación	2,000,000
Consejo Nacional para la Cultura y las Artes (Proyectos etiquetados)	1,520,000,000
Centro de Capacitación Cinematográfica, A.C.	8,000,000
Compañía Operadora del Centro Cultural y Turístico de Tijuana, S.A. de C.V.	1,000,000
Educal, S.A. de C.V.	20,000,000
Estudios Churubusco Azteca, S.A.	6,000,000
Fideicomiso para la Cineteca Nacional	3,000,000
Instituto Mexicano de Cinematografía	8,000,000
Instituto Mexicano de la Juventud	20,000,000
Televisión Metropolitana, S.A. de C.V.	3,000,000
Forum Monterrey	125,000,000
Ciudades Patrimonio Mundial	80,000,000
Programa de Apoyo a la Infraestructura Cultural de los estados PAISE	19,000,000



DEPORTE	**250,000,000**
Centro Nacional de Alto Rendimiento	100,000,000
Becas a deportistas Olímpicos y paralímpicos	18,335,936
Comité Olímpico Mexicano	31,664,064
Juegos Panamericanos (sede Guadalajara)	80,000,000
Apoyo al fortalecimiento de las instancias locales y municipales de juventud	10,000,000
Estímulos a la juventud	10,000,000
RAMO 25	**4,167,700,000**
Previsiones y aportaciones para los sistemas de educación básica, normal, tencológica	
y de adultos	3,120,900,000
Incremento salarial adicional	1,046,800,000
Otras medidas	

ANEXO 21 C: AMPLIACIONES AL PROGRAMA HIDRAULICO (millones de pesos)

ENTIDAD FEDERATIVA	REASIGNACIÓN
TOTAL	5,000
AGUASCALIENTES	161
BAJA CALIFORNIA	134
BAJA CALIFORNIA SUR	103
CAMPECHE	62
COAHUILA	106
COLIMA	105
CHIAPAS	55
CHIHUAHUA	148
DISTRITO FEDERAL	589
DURANGO	245
GUANAJUATO	197
GUERRERO	199
HIDALGO	85
JALISCO	98
ESTADO DE MÉXICO	208
MICHOACÁN	258
MORELOS	91
NAYARIT	98
NUEVO LEÓN	105
OAXACA	58
PUEBLA	183
QUERÉTARO	45
QUINTANA ROO	56
SAN LUIS POTOSÍ	148
SINALOA	500

SONORA	220
TABASCO	54
TAMAULIPAS	127
TLAXCALA	65
VERACRUZ	293
YUCATÁN	56
ZACATECAS	152

SALON DE SESIONES DE LA CAMARA DE DIPUTADOS DEL HONORABLE CONGRESO DE LA UNION.- México, D.F., a 23 de diciembre de 2006.- Dip. **Jorge Zermeño Infante**, Presidente.- Dip. **Eduardo Sergio de la Torre Jaramillo**, Secretario.- Rúbricas."

En cumplimiento de lo dispuesto por la fracción I del Artículo 89 de la Constitución Política de los Estados Unidos Mexicanos, y para su debida publicación y observancia, expido el presente Decreto en la Residencia del Poder Ejecutivo Federal, en la Ciudad de México, Distrito Federal, a los veintisiete días del mes de diciembre de dos mil seis.- **Felipe de Jesús Calderón Hinojosa**.- Rúbrica.- El Secretario de Gobernación, **Francisco Javier Ramírez Acuña**.- Rúbrica.



ARTÍCULOS TRANSITORIOS DE DECRETOS DE REFORMA

Fe de Erratas al Presupuesto de Egresos de la Federación para el Ejercicio Fiscal 2007, publicado el 28 de diciembre de 2006.

Publicada en el Diario Oficial de la Federación el 17 de enero de 2007

Nota: Fe de erratas en la tabla correspondiente al Anexo 7 PROGRAMA ESPECIAL CONCURRENTE PARA EL DESARROLLO RURAL SUSTENTABLE.


END